Exhibit 99.1

YAMANA GOLD INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

March 24th, 2008

150 York Street, Suite 1102

Toronto, Ontario  M5H 3S5

TABLE OF CONTENTS

INTRODUCTORY NOTES	3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	6

OVERVIEW OF BUSINESS	6
HISTORY	7
SIGNIFICANT ACQUISITIONS DURING 2007	8

DESCRIPTION OF THE BUSINESS	9

PRINCIPAL PRODUCTS	9
COMPETITIVE CONDITIONS	9
OPERATIONS	9
ENVIRONMENTAL	10
RISKS OF THE BUSINESS	11
TECHNICAL INFORMATION	19
MINERAL PROJECTS	26
Material Mineral Properties	26
Chapada Property	26
El Penon Mine	34
São Francisco Mine	39
Jacobina Mining Complex	50
Gualcamayo Property	58
Minera Florida Mine (Alhué Property)	67
Other Mineral Projects	71
San Andrés Mine	71
Fazenda Brasileiro Mine	72
Rossi Property	73
Alumbrera Mine	74
Development and Advanced Exploration Projects	74
Agua Rica Project	74
São Vicente Property	75
C-1 Santa Luz	75
Ernesto	76
Pau-a-Pique	76
Esquel Project	77
Jeronimo (Agua de la Falda)	77
Mercedes	77
Pilar de Goiás	78
Bahia Gold Belt	79
Guapore Gold Belt	79
Amancaya	80
La Pepa	80

DIVIDENDS	80

DESCRIPTION OF CAPITAL STRUCTURE	80

MARKET FOR SECURITIES	81

DIRECTORS AND OFFICERS	82

PROMOTER	88

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	88

TRANSFER AGENTS AND REGISTRAR	88

MATERIAL CONTRACTS	89

AUDIT COMMITTEE	90

INTERESTS OF EXPERTS	92

ADDITIONAL INFORMATION	93

SCHEDULE “A” — CHARTER OF THE AUDIT COMMITTEE	94

ii

ITEM 1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” that involve a number of risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and timing and possible outcome of pending litigation.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: risk relating to the integration of acquisitions; risk relating to international operations; the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parametres as plans to continue to be refined; future prices of gold and copper; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices, as well as those risk factors discussed or referred to in this annual information form under the heading “Risk Factors” and in the Company’s annual Management’s Discussion and Analysis filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This annual information form uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Currency Presentation And Exchange Rate Information

This annual information form contains references to both US dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 as reported by the Bank of Canada, were as follows:

	Year-Ended	Year-Ended	Year-Ended
	December 31, 2007	December 31, 2006	December 31, 2005

Closing	$0.99	$1.17	$1.16
High	1.19	1.17	1.27
Low	0.91	1.10	1.14
Average(1)	1.07	1.13	1.21

(1)           Calculated as an average of the daily noon rates for each period.

On March 24, 2008, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.02 or Cdn$1.00 = US$ 0.98.

ITEM 2

CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995.  On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1.  On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc.  On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new Common Share for 27.86 existing common shares.

The Company’s head office is located at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

Yamana Gold Inc. (Canada)
100%
Viceroy Exploration Ltd. (British Columbia)
100%
Certain BC, BVI, & Barbados Hold Co's
100%
Minas Argentinas S.A. (Argentina)
100%
Gualcamayo Project
100%
Minera Yamana Inc. (Ontario)
100%
Certain Belize Hold Co's
100%
Minerales de Occidente S.A. (Honduras)
100%
San Andrés Mine
100%
Jacobina Mineração e Comercio Ltda. (Brazil)
100%
Jacobina Mine
100%
Certain BVI, Dutch & Brazil Hold Co's
100%
Yamana Desenvolvimento Mineral S.A. (Brazil)
Pilar de Góias Project[1]
100%
Serra da Borda Mineração e Metalurgia S.A. (Brazil)
100%
São Francisco, São Vicente Properties
100%
Pau-a-Pique/ Ernesto Project
100%
Mineração Maracá Industria e Comércio S.A. (Brazil)
100%
Chapada Mine
100%
Mineração Fazenda Brasileiro S.A. (Brazil)
100%
Fazenda Brasileiro Mine/C1 Santa Luz
100%
0805346 B.C. Ltd. (British Columbia)
100%
Northern Orion Argentina Holdings SA (Cayman)
100%
Certain Cayman, Delaware Hold Co's
100%
Minera Agua Rica Succursal (Argentina)
100%
Agua Rica Property
100%
Northern Orion Canada Pampas Ltd. (British Columbia)
50%
Certain Cayman & Bermudan Hold Co's
25%
Minera Alumbrera Limited (Antigua)
12.5%
Alumbrera Mine
100%
6855237 Canada Inc. (Canada)
100%
Meridian Gold Company (Delaware)
100%
Meridian Gold Holdings Cayman Limited (Cayman)
100%
Meridian Gold Holding II Cayman Limited (Cayman)
100%
Meridian Gold Barbaros Limited (Barbados)
100%
Meridian Gold Holdings Mexico SADCV (Mexico)
100%
Certain Cayman, Uruguay, Chile and Mexico Hold Co's
100%
Minera Meridian Minerales SPLCV (Mexico)
100%
Mercedes Project
100%
Minera Meridian Ltda. (Chile)
100%
El Peñón Mine
100%
Amancaya Project
100%
La Pepa Project
100%
Minera Florida Ltda. (Chile)
100%
Minera Florida Mine
100%
Meridian Rossi Corp. (Delaware)
40%
Rossi Property
100%
Minera Meridian Austral S.A. (Argentina)
100%
Esquel Property
56.7%
Aqua de la Falda S.A. (Chile)
100%
Jeronimo Property

(1)       Yamana Desenvolvimento Mineral S.A. pays a royalty fee to the land owners of Pilar de Góias in order to explore the property and have rights to acquire an interest in the property upon certain exploration targets.

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Yamana is an intermediate gold producer engaged in the acquisition, exploration, development and operation of precious metal and copper mining properties. Yamana’s principal product is gold, with gold production forming a significant part of the Company’s revenues. Yamana began producing a copper-gold concentrate in the first quarter of 2007, and the sale of this concentrate to a number of smelters, refineries and copper trading companies is now adding significantly to the revenues and cash flow of Yamana.

As a result of its internal growth programme and acquisitions, Yamana had, prior to its acquisition of Northern Orion Resources Inc. (“Northern Orion”) and Meridian Gold Inc. (“Meridian”) in 2007, built a portfolio of assets located in Brazil, Argentina and Honduras, including five operating gold mines namely Chapada (copper/gold), São Francisco, Jacobina, San Andrés and Fazenda Brasileiro and three advanced stage development gold projects, namely C1 Santa Luz and São Vicente and Gualcamayo which are both currently under construction. Yamana also has various exploration targets focused at and around Gualcamayo in Argentina, the Jacobina Mine Complex area, the Bahia Gold Belt and the Rio Itapicuru Greenstone Belt in Bahia State, northeast Brazil, the Guapore Gold Belt in Mato Grosso State, west central Brazil, and the Pilar de Goiás region east of the Crixas gold in Goiás State.

Following the acquisitions of Northern Orion and Meridian during 2007, Yamana now has interests in seven operating mines with a pipeline of 11 development and advanced stage exploration projects. Following these 2007 acquisitions, the Company has an increased presence in Latin America, through the addition of Meridian’s El Peñón (gold/silver) and Minera Florida (gold/silver/zinc) mines in Chile and Northern Orion’s Agua Rica project in Argentina (copper/gold/molybdenum) and a 12.5% indirect interest in the Alumbrera project also in Argentina (copper/gold/molybdenum).

Set out below is a summary of Yamana’s projects:

Producing Mines

• Chapada Mine (Brazil)

• São Francisco Mine (Brazil)

• Jacobina Mining Complex (Brazil)

• San Andrés Mine (Honduras)

• Fazenda Brasileiro Mine (Brazil)

• Alumbrera Mine (Argentina) — 12.5% Interest

• El Peñón Mine (Chile)

• Minera Florida Mine (Chile)

• Rossi Property (US) — 40% Interest

Development and Advanced Stage Exploration Projects

• Gualcamayo Project (Argentina)

• São Vicente Project (Brazil)

• C1 Santa Luz Project (Brazil)

• Pau a Pique/Ernesto Project (Brazil)

• Agua Rica (Argentina)

• Esquel Project (Argentina)

• Mercedes (Mexico)

• Jeronimo (Chile)

• Pilar de Goiás (Brazil)

• Amancaya (Chile)

• La Pepa (Chile)

History

Over the three most recently completed financial years, the following events contributed materially to the development of the Company’s business.

Chapada Mine — Construction and Commercial Production

During 2005 and 2006, the Company constructed the Chapada copper-gold mine, which was completed in the fourth quarter of 2006.  The mine and mill commenced continuous operations in late November 2006 with concentrate production also commencing in November 2006.  The mine is now producing and selling copper-gold concentrate on a consistent basis and the Company declared commercial production at Chapada as of February 11, 2007.  During 2007, Yamana completed a scoping study and sulphuric acid market study for its pyrite project at the Chapada mine and, based on the continued favourable economics of the project, the Company completed a marketing study in January 2008.

São Francisco — Construction and Commercial Production

In April 2005, Yamana commenced construction of the São Francisco mine and the open pit pre-strip at São Francisco was complete by, and the mining of ore commenced in, December 2005.  Heap leaching of ore commenced in March 2006.  Commercial production at the São Francisco gold project was declared on August 1, 2006.

Acquisition of RNC

On February 28, 2006, Yamana acquired all of the outstanding shares of RNC Gold Inc. (“RNC”) in exchange for approximately 4.9 million common shares of Yamana (based on an exchange ratio of 0.12 of a Yamana common share for each RNC common share exchanged).  Each outstanding warrant assumed upon the acquisition of RNC is exercisable to acquire 0.12 of a common share of Yamana at an exercise price of Cdn$1.25 until March 22, 2010.  These warrants are not listed.  Prior to the completion of this acquisition, Yamana advanced a senior secured loan of approximately $18.9 million to RNC to facilitate RNC’s purchase of a 75% interest in the San Andrés gold mine in Honduras. Upon the closing of acquisition, Yamana exercised RNC’s option to acquire the remaining 25% interest in the San Andrés gold mine for consideration equal to $4 million which was paid through the issuance of 872,093 Yamana common shares.  The purchase price for the acquisition totalled approximately $53 million, comprised of $28 million in common shares of Yamana, $18.9 million in the form of the senior secured loan noted above and $2.1 million of other transaction costs and adjustments.

On July 6, 2006, Yamana sold to Central Sun Mining Inc. (formerly known as Glencairn Gold Corporation) (“Central Sun”) its La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama, which it had acquired through its acquisition of RNC.  As consideration, Central Sun issued to Yamana a total of 32 million Central Sun common shares; 26 million of which were attributable to the acquisition of La Libertad and six million of which were attributable to the acquisition of the Cerro Quema interest.  In connection with the sale, Yamana subscribed for Cdn.$2.5 million worth of common shares of Central Sun and holds an approximate 17.9% interest in Central Sun.  Yamana has the right to participate in future Central Sun equity financings to maintain up to its pro rata interest in Central Sun and Yamana also has the right to appoint a representative to the Central Sun Board of Directors provided it maintains a greater than 10% interest in Central Sun.

On March 1, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of RNC, which is available on SEDAR (www.sedar.com).

Acquisition of Desert Sun

On April 5, 2006, Yamana acquired all of the issued and outstanding shares of Desert Sun Mining Corp. (“DSM”) in exchange for approximately 63.9 million common shares of Yamana (based on an exchange ratio of 0.6 of a Yamana common share for each DSM share exchanged).  Each outstanding warrant assumed upon the acquisition of DSM is exercisable to acquire 0.6 of a Yamana common share at an exercise price of Cdn$2.50 per warrant (Cdn$4.17 per whole Yamana common share) at any time before November 30, 2008.  These warrants are listed and trade on the TSX under the ticker “YRI.WT.A”.  This acquisition added a producing mine, the Jacobina mine (100%) in Brazil, to Yamana’s existing mineral projects.  In addition, Yamana acquired the Morro do Vento, Morro do Vento extension and Canavieiras projects and other exploration projects in the Bahia goldbelt.

On April 6, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of DSM, which is available on SEDAR (www.sedar.com).

Acquisition of Viceroy

On October 27, 2006, Yamana acquired 95% of the common shares of Viceroy Exploration Ltd. (“Viceroy”) in exchange for approximately 53.2 million common shares of Yamana (based on an exchange ratio of 0.97 of a Yamana common share for each Viceroy share exchanged), and in January 2007, Yamana acquired the remaining 5% Viceroy through a compulsory acquisition transaction.  As a result of its acquisition of Viceroy, Yamana acquired the advanced exploration stage Gualcamayo gold project (100%) and other exploration properties in Argentina.

On December 27, 2006, the Company filed a Business Acquisition Report in respect of the Viceroy acquisition, which is available on SEDAR (www.sedar.com).

Stock Exchange Listings

On January 12, 2007, the Company commenced trading on the New York Stock Exchange under the ticker symbol “AUY”.

On June 12, 2008, the Company commenced trading on the London Stock Exchange under the ticker symbol “YAU”.

Significant Acquisitions in 2007

The following sets out a brief summary of the significant acquisitions completed by the Company during its most recently completed financial year.

Acquisition of Northern Orion

On October 13, 2007, Yamana acquired 100% of the common shares of Northern Orion in exchange for approximately 84 million common shares of Yamana and Cdn$154 million in cash (based on an exchange ratio of 0.543 of a Yamana common share and Cdn$0.001 in cash for each Northern Orion share exchanged).  Each outstanding warrant assumed by Yamana upon the acquisition of Northern Orion is exercisable to acquire 0.543 of a Yamana common share at an exercise price of Cdn$2.00 (Series B) any time before May 29, 2008 and Cdn$6.00 (Series C) any time before February 17, 2010.  As a result of this acquisition, Yamana acquired the producing Alumbrera mine (12.5%) and the development project Agua Rica (100%) in Argentina.

On November 2, 2007, the Company filed a Business Acquisition report in respect of the Northern Orion acquisition which is available on SEDAR (www.sedar.com).

Acquisition of Meridian

On October 12, 2007, the Company acquired approximately 78% of the common shares of Meridian in exchange for approximately 179 million common shares of Yamana and Cdn$559 million in cash (based on an exchange ratio of Cdn$7.00 cash plus 2.235 Yamana common shares for each Meridian share exchanged), and on November 5, 2007, the Company issued a further approximate 13% of the common shares of Meridian in exchange for approximately 30 million common shares of Yamana and Cdn$93 million in cash.  On December 31, 2007, Yamana acquired the remaining approximate 10.5% of the common shares of Meridian based on the same exchange ratio pursuant to a subsequent acquisition transaction.  As a result of the Meridian acquisition, Yamana acquired interests in the producing El Peñón mine (100%) in Chile, the Minera Florida mine (100%) in Chile, the Rossi property (40%) in the United States and the development projects Esquel (100%) in Argentina, the Mercedes project (100%) in Mexico, the Jeronimo project (56.7%) in Chile and other exploration properties.

On November 2, 2007, the Company filed a Business Acquisition report in respect of the Meridian acquisition which is available on SEDAR (www.sedar.com).

ITEM 4

DESCRIPTION OF THE BUSINESS

Yamana is an intermediate gold producer engaged in the acquisition, exploration, development and operation of precious metal mining and copper mining properties.  Yamana has significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico, Honduras, Nicaragua and the United States.  Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production.  Company management plans to continue to build this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues.  There is a global gold market into which Yamana can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company began producing gold-copper concentrate in 2007, which has significantly added to the revenues and cash flow generated from its gold production.  The company has contracts with a number of smelters, refineries and copper trading companies to sell copper-gold concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2007, the Company had the following employees and contractors at its operations:

	Employees	Contractors	Total
Brazil	2668	2261	4929
Argentina	434	642	1076
Chile	625	1452	2077
Honduras	279	255	534
Mexico	2	8	10
Peru	14	4	18
United States	37	1	38
Canada	31	1	32

Foreign Operations

A majority of the Company’s mineral projects are located in Brazil with the balance of mineral projects located in Chile, Argentina, Mexico, Nicaragua, Honduras and the United States (see “Overview of the Business” for a summary of the Company’s projects).  Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits.  The effect of these factors cannot be accurately predicted.

Environmental

In common with other natural and mineral processing companies, the Company’s operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards.  There are numerous environmental laws in Brazil, Chile, Argentina, Nicaragua and the United States that apply to the Company’s operations and exploration and development projects.  These laws address such matters as protection of the natural environment, air and water quality and emissions standards and disposal of waste.

Yamana’s operating mine sites seek to adopt the best environmental practices programmes to manage environmental matters and compliance with local and international legislation.  Programmes include:  promotion of rational water use, solid wastes management, control of emissions and fossil fuel consumption, rationing of energy, soil and biodiversity protection programme, archaeological sites and ruins monitoring, environmental education, archaeological expositions programme, surface and groundwater monitoring programme, air monitoring programme, reclamation programme, revegetation tests, wildlife recovery and monitoring, fish monitoring and native seedlings production.

Yamana has a corporate management system (the “Corporate Management System”) for Safety, Health, Environment, Community Relations and Social Responsibility which was created in October 2006.  This system was developed based on the best practices and international standards - ISO 14001:2004 - Environmental Management Systems, OHSAS 18001:1999 — Specification for the Occupational Health and Safety Management System and SA 8000 — Social Accountability, and on the Environmental Management System and Certification ISO 14001:2004 at Mineração Fazenda Brasileiro in Brazil.

The Corporate Management System involves risk assessment and identification of all legal and contractual requirements, goals and targets of the Company, and systems to ensure that Yamana operates its business in compliance with its policies and management programs.  In addition, in order to implement a culture of safety amongst employees and contractors, safety management systems were implemented at all mine sites and projects in Brazil, Argentina and Honduras in August 2006.  The implementation of the Corporate Management System has been commenced at both Minera Florida and El Penõn.  The plan is to complete this implementation by the end of 2008 or early 2009.

The Company has also made several investments in connection with infrastructure improvements to enhance community relations in the locations where it operates.  The Company sponsors programs that support and improve health, education and culture in the local communities.

The Company’s compliance with its environmental policies and obligations is overseen by the Sustainability Committee.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk.  Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms.  Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations.

Despite design considerations at the Alumbrera Mine, an elevated sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within the mining concession. A series of pump-back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump-back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest groundwater model, the pump-back system will need to be operated for several years after mine closure.  The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programmes have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.  Yamana does not have any indemnities from the previous vendors of its interests in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.  Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Business Interruption Risks at the Alumbrera Mine

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of the mine and could adversely affect Yamana’s financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of and have an adverse effect on the financial condition and operations of Yamana.

Joint Ventures

Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp Inc. and Xstrata plc, respectively. The Company accounts for this investment under the equity method of accounting. Yamana’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Yamana’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on future cash flows, earnings, results of operations and financial condition: disagreement with joint venture partners on how to develop and operate mines efficiently, inability of joint venture partners to meet their obligations to the joint venture or third parties, or litigation arising between joint venture partners regarding joint venture matters.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting

Yamana’s operations are subject to receiving and maintaining permits from appropriate governmental authorities.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Yamana must receive permits from appropriate governmental authorities. There can be no assurance that Yamana will continue to hold all permits necessary to develop or continue operating at any particular property.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Economic and Political Instability in Argentina

The Company’s Alumbrera, Gualcamayo, Agua Rica and Esquel projects are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

There is the risk of political violence and social tension in Argentina as a result of past economic performance and Argentina has experienced civil unrest, crime and labour unrest at times.  For example, roadblocks (piqueterou) by members of the local communities, the unemployed and labour unions sometimes occur on national and provincial routes without notice, which could potentially cause disruptions to access routes near the mine site and affect the supply of goods to the mine from time to time.

Certain political and economic events such as acts or failures to act by a government authority in Argentina and acts of political violence in Argentina could have a material adverse effect on Yamana’s ability to operate its mines and projects.

Operations in Honduras

                The Company’s San Andrés Mine is located in Honduras.  Honduras is one of the poorest nations in the Western Hemisphere and has often been dependent on aid from the United States although this dependence has been decreasing as cooperation from other European countries increases.  Exploitation of mineral resources in Honduras may be hampered by inadequate road and rail systems as the country remains relatively underdeveloped.  In addition, the Honduran government is in the process of reviewing the mining laws in Honduras with a view to increasing royalties and possibly taxation in connection with mining activities in Honduras, as well as making changes in connection with the mine permitting process in Honduras.  In the event that such proposed changes to the mining laws are implemented, this could have a material adverse effect on Yamana’s operations in Honduras.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified reserves, convert resources into reserves, develop its resource base through the realisation of identified mineralised potential, and/or undertake successful exploration or acquire new resources.

The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  Lower market prices, increased production costs, reduced recovery rates and other factors may result in revision of its reserve estimates from time to time or may render Yamana’s reserves uneconomic to exploit.  Reserve data are not indicative of future results of operations.  If Yamana’s actual Mineral Reserves and Resources are less than current estimates or if Yamana fails to develop its resource base through the realisation of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.

Need for Additional Reserves

Given that mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as its gold mines.  The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Increase in production costs

Changes in the Company’s production costs could have a major impact on its profitability.  Its main production expenses are contractor costs, materials, personnel costs and energy.  Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or reserve estimates.  Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw materials.  Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company’s mining concessions may be terminated in certain circumstances

The Company’s mining concessions may be terminated in certain circumstances.  Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, mineral resources belong to the state and governmental concessions are required to explore for, and exploit, mineral reserves.  The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects.  The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met.  Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing.  Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest.  The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures and credit facilities.  Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders.  Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities.  Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company.  The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices.  Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.  The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs that the Company incurs at its operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are incurred in Brazilian reais, Honduran lempiras, Argentine pesos or Chilean pesos.  The appreciation of the reais against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Company’s earnings and financial condition.  The Company engages in only limited hedging arrangements relating to the Brazilian reias and is therefore exposed to price fluctuation risks.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit.  The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Prior to Yamana’s acquisition of Northern Orion in 2007, proceedings had been commenced in 2004 against Northern Orion in Argentina by a former director of Northern Orion, claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defence to the claim has been filed and evidence in the case has been produced.  A judgement on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.  If the Company is not successful or is only partially successful in the defence, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.  See “Legal Proceedings and Regulatory Actions.”

Use of derivatives

From time to time Yamana uses or may use certain derivative products to manage the risks associated with changes in gold prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Yamana by the counterparties with which Yamana has entered into such transaction; (b) market liquidity risk - risk that Yamana has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Yamana incurring an unrealized mark-to-market loss in respect of such derivative products.

If the copper price rises above the price at which future production has been committed under Yamana’s fixed-price copper forward sales hedge programme, Yamana may have an opportunity loss. However, if the copper price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Yamana will be able to achieve in the future realized prices for copper that exceed the fixed-price copper forward sales hedge programme.  The Company does not engage in hedging arrangements relating to the gold price and is therefore exposed to price fluctuation risks.

Acquisitions and integration

From time to time Yamana examines opportunities to acquire additional mining assets and businesses. Any acquisition that Yamana may choose to complete may be of a significant size, may change the scale of Yamana’s business and operations, and may expose Yamana to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Yamana. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Yamana has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Yamana may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Yamana’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, Yamana’s leverage will be increased.  If Yamana chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Yamana may choose to finance any such acquisition with its existing resources.  There can be no assurance that Yamana would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters.  Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment.  Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties.  Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

The Company’s operations are currently conducted in foreign jurisdictions including Brazil, Chile, Argentina, Mexico, Nicaragua, Honduras and some activity in Peru, and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company’s employees.  In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

The common shares and the common share purchase warrants of DSM and Northern Orion assumed by Yamana under the respective acquisitions of DSM and Northern Orion that are exercisable for common shares are listed on the Toronto Stock Exchange (the “TSX”), and the common shares are also listed on the New York Stock Exchange (the “NYSE”) and the London Stock Exchange (the “LSE”).  The Company’s share price is likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

Yamana paid its first quarterly dividend of $0.01 per share on October 13, 2006 and has continued to pay quarterly dividends of $0.01 per share for each subsequent quarter.  Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana.  However, payment of any future dividends paid by the Company will be at the discretion of Yamana’s board of directors after taking into account many factors, including Yamana’s operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

During the life of the Company’s outstanding common share purchase warrants, as well as options and other rights granted by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders.  The Company’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares.  The holders of common share purchase warrants, options and other rights of Yamana may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares.  In addition, as a result of such additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.  Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel.  The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.  The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.  The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.  The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Technical Information

The estimated mineral reserves and mineral resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (See “JORC Code Definitions” below), have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

The estimated ore reserves and mineral resources for the Alumbrera Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.  The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards.  If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

“Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.  These costs are then divided by ounces sold to arrive at the total cash costs of production.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Summary of Mineral Reserve and Mineral Resources Estimates

Mineral Reserves and Mineral Resources as at
December 31, 2007

Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Total - Proven and Probable
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue Minera Florida (2)	680	4.25	93	3,469	4.57	509	4,149	4.51	602
Alumbrera (12.5%) (1)	46,250	0.45	669	1,250	0.35	14	47,500	0.45	683
Chapada (1)	17,331	0.33	184	293,489	0.23	2,170	310,820	0.24	2,354
C1-Santa Luz (1)	10,491	1.76	592	6,782	1.50	328	17,272	1.66	920
El Peñón (2)	1,490	7.03	337	7,554	6.57	1,595	9,045	6.64	1,931
Fazenda Brasileiro (1)	1,746	2.91	164	974	3.20	100	2,720	3.02	264
Gualcamayo (1)	7,523	0.98	237	59,332	0.80	1,534	66,855	0.82	1,771
Jacobina (1)	3,559	1.98	227	15,270	2.03	997	18,829	2.02	1,224
San Andres (1)	27,171	0.69	606	6,302	0.67	135	33,473	0.69	741
Sao Francisco - Main Ore (1)	17,955	1.21	696	8,026	1.41	364	25,980	1.27	1,061
Sao Francisco - ROM Ore (1)	11,323	0.28	102	5,962	0.27	52	17,285	0.28	154
Total Sao Francisco (1)	29,277	0.85	798	13,988	0.93	417	43,266	0.87	1,215
Sao Vicente - Main Ore (1)	6,580	1.06	225	2,854	0.90	82	9,434	1.01	307
Sao Vicente - ROM Ore * (1)	1,694	0.27	15	1,932	0.33	20	3,626	0.30	35
Total Sao Vicente (1)	8,274	0.90	239	4,786	0.67	103	13,060	0.81	342
Rossi (40%) (2)	—	—	—	209	14.36	97	209	14.36	97

Sub Total Gold Reserves	153,791	0.84	4,146	413,406	0.60	7,998	567,198	0.67	12,144
Agua Rica (1)	347,831	0.25	2,818	449,892	0.205	2,965	797,723	0.23	5,771
Total Gold Reserves	501,622	0.43	6,964	863,089	0.40	10,963	1,364,921	0.41	17,915

(*) Sao Vicente ROM Probable Reserves include 1.26mm tonnes at 0.36 g/t Au of Tailings material not considered in the Resource numbers below.

	Proven Reserves			Probable Reserves			Total - Proven and Probable
Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue Minera Florida (2)	680	28.40	621	3,469	38.83	4,330	4,149	37.12	4,952
El Peñón (2)	1,491	315.26	15,108	7,554	272.55	66,215	9,045	279.65	81,323
San Andres (1)	27,171	2.60	2,273	6,302	2.68	543	33,473	2.62	2,816
Sub Total Silver Reserves	29,342	19.08	18,002	17,325	127.62	71,088	46,667	59.38	89,091
Agua Rica (1)	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,767
Total Silver Reserves	377,172	5.01	60,777	467,218	8.06	121,077	844,390	6.70	181,857

	Proven Reserves			Probable Reserves			Total - Proven and Probable
Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	Lbs (mm)
Alumbrera (12.5%) (1)	46,250	0.38%	387	1,250	0.43%	12	47,500	0.38%	399
Chapada (1)	17,331	0.42%	161	293,489	0.33%	2,135	310,820	0.34%	2,296
Sub Total Copper Reserves	63,581	0.39%	548	294,739	0.33%	2,147	358,320	0.34%	2,695
Agua Rica (1)	347,831	0.57%	4,386	449,892	0.43%	4,285	797,723	0.49%	8,670
Total Copper Reserves	411,412	0.54%	4,934	744,631	0.39%	6,432	1,156,043	0.45%	11,365

	Proven Reserves			Probable Reserves			Total - Proven and Probable
Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	Lbs (mm)
Alhue Minera Florida (2)	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100
Total Zinc Reserves	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100

	Proven Reserves			Probable Reserves			Total - Proven and Probable
Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	Lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%) (1)	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Sub Total Moly Reserves	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Agua Rica (1)	347,831	0.035%	268	449,892	0.033%	327	797,723	0.034%	598
Total Moly Reserves	394,081	0.032%	282	451,142	0.033%	328	845,223	0.033%	612

Mineral Resources (Measured, Indicated and Inferred) (Mineral Resources have been categorized as Resources that remain after removal of Reserves)

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz.(000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida (2)	580	4.46	83	2088	4.86	326	2668	4.77	409	2,416	5.18	402

Amancaya (2)	—	—	—	—	—	—	—	—	—	1,390	7.90	351

C1-Santa Luz (1)	10,973	1.45	512	13,063	1.41	591	24,036	1.43	1,103	4,638	1.40	208

Chapada (1)	731	0.10	2	119,086	0.13	502	119,817	0.13	504	304,861	0.11	1,078

El Peñón (2)	470	13.07	198	2,918	8.01	751	3,388	8.71	949	4,425	10.63	1,513

Ernesto (1)	—	—	—	1,520	3.66	179	1,520	3.66	179	2,144	2.61	180

Esquel (2)	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274

Fazenda Brasileiro (1)	1,107	3.19	114	697	2.83	63	1,805	3.05	177	442	5.30	75

Jeronimo (2)	—	—	—	1,110	7.90	284	1,110	7.90	284	3,100	7.10	701

Pau a Pique (1)	—	—	—	159	3.84	20	159	3.84	20	3,384	5.09	554

Pilar (1)	—	—	—	—	—	—	—	—	—	12,400	2.42	972

Rossi (40%)(2)		—	—	—	—	—	—	—	—	224	10.08	72

San Andres (1)	31.040	0.58	578	11,886	0.55	209	42.962	0.57	787	249	0.62	5
Sao Francisco - Main Ore	11,069	0.77	274	13,420	0.86	372	24,489	0.82	646	23,904	0.82	630
Sao Francisco - ROM Ore	10,014	0.17	56	18,044	0.22	126	28,058	0.20	182	39,847	0.24	307
Total Sao Francisco (1)	21,083	0.49	330	31,464	0.49	498	52,547	0.49	828	63,751	0.46	937
Jacobina (1)	7,962	2.23	571	19,388	2.49	1,554	27,350	2.42	2,125	47,398	2.61	3,975
Sao Vicente (1)	7,910	0.52	133	8,138	0.63	166	16,048	0.58	298	3,623	0.87	101
Gualcamayo (1)	661	2.81	60	22,615	1.65	1,202	23,275	1.69	1,261	14,985	1.29	620
Sub Total Gold Resources	51,509	1.56	2,580	238,830	1.12	8,630	278,464	1.25	11,210	470,330	0.79	12,018
Agua Rica (1)	64,169	0.17	361	248,108	0.16	1,299	312,277	0.17	1,660	651,000	0.12	2,512
Total Gold Resources	115,678	0.64	2,941	486,938	0.63	9,929	590,741	0.64	12,870	1,121,330	0.40	14,530

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida (2)	580	26.27	490	2088	40.35	2,708	2668	37.30	3,198	2,416	46.50	3,612

Amancaya (2)	—	—	—	—	—	—	—	—	—	1,390	73.00	3,270

El Peñón (2)	470	258.80	3,914	2,918	219.22	20,563	3,388	224.72	24,477	4,425	291.07	41,411

Esquel (2)	—	—	—	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575

San Andres (1)	31,040	1.96	1,956	11,886	1.46	558	42,926	1.82	2,512	249	1.32	11
Sub Total Silver Resources	32,090	6.16	6,360	21,592	39.33	27,352	53,682	19.51	33,710	9,380	162.16	48,878
Agua Rica (1)	64,169	2.38	4,911	248,108	2.74	21,823	312,277	2.66	26,734	651,000	2.30	48,139
Total Silver Resources	96,260	3.64	11,271	269,699	5.67	49,175	365,959	5.13	60,444	660,380	4.57	97,017

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada (1)	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581	304,861	0.19%	1,277
Sub Total Copper Resources	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581	304,861	0.19%	1,277
Agua Rica (1)	64,169	0.11%	716	248,108	0.09%	2,178	312,277	0.09%	2,894	651,000	0.34%	4,880
Total Copper Resources (2)	64,900	0.11%	718	367,194	0.20%	2,756	432,094	0.19%	3,475	955,861	0.35%	6,157

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alhue (2)	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69	2,416	1.16%	62
Total Zinc Resources	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69	2,416	1.16%	62

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica (1)	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206	651,000	0.03%	488
Total Moly Resources	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206	651,000	0.03%	488

Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants or by internal qualified persons as indicated in the table below in accordance with NI 43-101.  In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property.  These estimates have been reviewed by Evandro Cintra (1),Vice President, Technical Services, and William H. Wulftange (2), Corporate Director, Technical Compliance who are both “qualified persons”, as that term is defined in NI 43-101.

These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities will be produced.  Price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic.  Moreover, short-term operating factors relating to the mineral reserves could affect the Company's profitability in any particular accounting period.  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Company’s mineral reserve and resource estimates, other than factors discussed above and in "Risks and Uncertainties" in the Management Discussion and Analysis section of the annual report and “Risk Factors” in the annual information form of the Company.

Mineral Reserves and Resources

Qualified Persons Responsible for Mineral Reserve and Mineral Resource Estimates

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Fazenda Brasileiro	Beau Nicholls, B.Sc (Geo) MAIG, Geoexplore Consultoria e Servicos Ltda.	Beau Nicholls, B.Sc (Geo) MAIG, Geoexplore Consultoria e Servicos Ltda.

C-1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.

Jacobina	Juan Pablo Gonzalez, MAusIMM, IIMCH, Golder Associates S.A. (Chile)	Dr. Marcelo Godoy, MAusIMM, SME, IAMG, Golder Associates S.A. (Chile)

Pindobaçu	Not applicable	Evandro Cintra, Ph.D., P. Geo., Vice President, Technical Services, Yamana Gold Inc.

Sao Francisco	Renato Petter, P. Eng., Technical Services, Yamana Gold Inc.	Rodrigo B. Mello, P. Geo, NCL Brasil Ltda.

Sao Vicente	Karl M. Kolin, P. E., formerly with Gustavson Associates LLC	Mario E. Rossi, P. Eng., Principal Geostatiscian, Geosystems International Inc.

Ernesto	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.

Pau a Pique	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.

Chapada	Michael G. Hester, FAusIMM, Vice President, Principal Mining Engineer, Independent Mining Consultants Inc.	Michael G. Hester, FAusIMM, Vice President, Principal Mining Engineer, Independent Mining Consultants Inc.

San Andres	Renato Petter, P. Eng., Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P. Geo., Vice President, Technical Services, Yamana Gold Inc.

Gualcamayo	Anoush Ebrahimi, P. Eng., Ph.D., of Wardrop Engineering Inc.	Ronald G. Simpson, P. Geo., GeoSim Services Inc.

Pilar de Goiás	Not applicable	Pamela L. De Mark, BAppSc (App Geo) (Hons), MAusIMM, Senior Consultant, Snowden Mining Industry Consultants Inc.

El Peñón	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

Alhue/ Minera Florida	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

Amancaya	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

Agua Rica	Gerrit Vos, P. Eng., Principal Mining Engineer, AMEC	Evandro Cintra, Ph.D., P. Geo., Vice President, Technical Services, Yamana Gold Inc.

Alumbrera	Luis A. Rivera, MAusIMM, Xstrata Plc	Luis A. Rivera, MAusIMM, Xstrata Plc

Jeronimo	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.

Esquel	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.

Mine	Mineral Reserve Cut-off (g/t gold; % copper; or $NSR)	Price		Price		Mineral Resources Cut-off Grade (g/t gold;% copper)
Fazenda Brasileiro	1.50	US$	575	n/a		1.50
C1-Santa Luz	0.50	US$	575	n/a		0.50
Fazenda Nova	0.40	US$	575	n/a		0.40
Jacobina	1.49	US$	575	n/a		0.50
Sao Francisco	0.36 and 0.15	US$	575	n/a		0.36 and 0.15
Sao Vicente	0.35 and 0.22	US$	427.5	n/a		0.20
Ernesto	—	US$	575	n/a		1.5 and 1.0
PAP	—	US$	575	n/a		1.0
Chapada	0.17% Cu	US$	575	US$	1.75	0.17% Cu
San Andres	0.41 and 0.64	US$	575	n/a		0.4
Gualcamayo	0.3; 0.5; 1.0	US$	575	n/a		0.3; 0.5; 1.0
Pilar	—	US$	575	n/a		0.5 and 1.5
El Peñón	4.5 to 6.5 GEO	US$	575	n/a		3.9 GEO
Alhue/Minera Florida	3.70	US$	575	n/a		2.5 GEO
Amancaya	—	US$	550	n/a		1.0 open pit: 3.4 underground
Agua Rica	$3.74/E NSR	US$	425	US$	1.10/lb	0.20% Cu
Alumbrera	0.26% Cu Equivalent	US$	500	US$	1.25/lb	0.26% Cu

Mineral Projects

Material Mineral Properties

Chapada Property

Property Description and Location

Mineração Maracá controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,182 hectares.  The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically.  It amounts to approximately 3,000 hectares of the land package.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites for all project buildings and fixed installations, as well as the areas for waste dumps and tailings disposal through about year 2012 of the current mine plan.  Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required.  Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein.  The Company is not aware of any environmental liabilities to which the property is subject.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153.  The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, and the towns of Campinorte and Nova Iguacu are within 6 and 30 kilometres respectively and Uruaçu is within 50 kilometres.  A proposed new rail line, which is currently being built, and is expected to pass within 25 kilometres of the property.  Adequate asphalted transportation routes are available for the delivery of supplies to the site and for the transportation of mineral concentrates to various ports and smelters.

The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with large contiguous flat areas.  Suitable sites are available for all required waste disposal, processing and ancillary project facilities.  Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius.  Average annual rainfall is approximately 1,500 millimetres.  Climatic conditions permit year-round open pit mining operations.

Electricity is provided from the Brazilian national grid via a 230 kilovolt transmission line.  The mine has the applicable Water Usage Permit for water supply from Rio dos Bois which is valid until 2012.  The current operation requires about 1000 cubic metres per hour of new water.  Rios Dos Bois is currently supplying about 750 cubic metres per hour.  Mine drainage water, rainfall, and industrial drainage areas supply the remaining requirement.

History

Anomalous copper values were first detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by a Brazilian subsidiary of Inco Ltd. (“Inco”).  The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry, geophysics, trenching and pioneer drilling.  Inco then proceeded with widely-spaced drilling on approximately a 500-metre by 2,000-metre grid.  In 1976, Eluma, a Brazilian copper company, acquired a 50% interest in the property and, between 1976 and 1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid.  An exploration shaft was sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes.  In December 1979, a mining license covering 3,000 hectares was issued for the property.  Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981, and a further six holes were drilled in 1989.

In May 1994, Santa Elina acquired the Chapada deposit.  In July 1994, Echo Bay Mines Ltd. (“Echo Bay”) acquired an initial 3% interest in Santa Elina.  In 1996, Echo Bay increased its interest in Santa Elina to 43%.  Additional drilling was completed in 1995 and 1996 and, in 1995, a prefeasibility study was completed on the property.  An environmental impact study was completed in 1996 by Geomina Consultants of Goiânia.

In December 1997, IMC completed an evaluation of the resources contained within the Chapada deposit and developed open pit mining plans.  In January 1998, Kilborn International, Inc. (“Kilborn”) (now SNC Lavalin) published a feasibility study, based on open pit mining in accordance with the plans developed by IMC, followed by flotation of a gold-bearing copper concentrate which would be sold to commercial smelters.  The Kilborn study was based on a “mineable resource” of 216 million tonnes, at an average grade of 0.365% copper and 0.289 grams of gold per tonne.

In 1999, the current shareholders of Santa Elina re-acquired the shares of Santa Elina held by Echo Bay and regained 100% ownership of Santa Elina and the Chapada property.

In mid-2000, IMC developed a series of revised ultimate pit designs, based on the updated cost estimates and a range of metal prices.  In February 2004, IMC completed a technical report on the Chapada deposit and updated the mining portion of the Chapada property study by updating the studies performed by IMC during 1997 and 2000.

In June 2004, IMC revised the pit studies and reported the proven and probable reserves as the following, which are reflected in the Chapada Technical Report:

Proven + Probable Reserve	246,698 ktonnes
Stockpile Reclaim (Probable)	50,450 ktonnes

Total Mineral Reserve	297,148 ktonnes

In October 2004, Yamana secured debt financing for the construction of the Chapada Project.  A formal construction decision was made in December 2004.  Plant construction and mine waste stripping was commenced during 2005.  Plant construction was completed during the fourth quarter of 2006 and some concentrate was produced during November of that year.  Commercial production was declared on February 11, 2007.

IMC updated the pit studies and reports the proven and probable reserves using expected long-term costs and metal prices, increasing the total reserve up to 303 million tonnes in February 2007.

During January 2008, IMC again updated the mine plan and mine production schedule to reflect current costs, updated long-term price projections, and end of 2007 mining topography.   The mineral reserve is currently stated at 310.8 million tonnes at an average grade of 0.34% copper and 0.24 g/t gold.  Increased metal prices have more than compensated for reserve depleted by mining to date.

Geological Setting

Northern Goiás State, in which the Chapada deposit is located, is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions.  The greenstones have been metamorphosed to Biotite and Amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast.  This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation.  The component units vary widely in age.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis.  The two limbs of the anticlinal structure dip to the northwest and southeast.  There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit.  This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above.  The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids.  There are intrusive pegamatites within the deposit that are essentially barren.

The bedrock schists are overlain by approximately 25 metres of saprolite material.  There is a minor lateritic component near the top of the saprolite zone.  Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Exploration

Anomalous copper values were first discovered in the Chapada area in 1973, during a regional programme of stream sediment sampling.  The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.  Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit.  Exploration of the approximately 50 kilometre trend has been undertaken by Yamana predecessors with geophysical, geochemical and drill sampling means with some success.

Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse.  The available outcrops have been mapped and a generalized geological map has been prepared to show large-scale lithological and structural features.  Geological interpretation on a smaller scale, however, is difficult and of limited use in guiding exploration.  Airborne and ground geophysics have contributed to the geological knowledge of the area but, since the mid-1970s, the primary exploration tool has been diamond drilling.  Several drilling campaigns, which are discussed below, have resulted in the delineation of a deposit containing substantial resources of copper-gold mineralization.  The data obtained from the drilling campaigns are considered to be reliable and representative of the deposit being tested, although, as discussed subsequently, there are some indications that the average copper assay may be slightly biased on the high side.

In 1996, Echo Bay/Santa Elina conducted other exploration work on targets in the vicinity of the main deposit.  So far only limited exploration has been carried out along the soil anomaly trend except for the zones close to the Chapada deposit.  The exploration work performed included grid cutting (100 metres x 25 metres), soil sampling (analysis for gold, copper, lead, zinc and arsenic), geologic mapping, ground geophysics (ground magnetics and Max-Min electromagnetic surveys) and diamond core drilling.  In total 4,315 soil samples were collected, 86 kilometres of ground magnetics surveys and 27.4 kilometres of Max Min surveys were completed and 3,497 metres of core were drilled with 2,805 samples sent in for assay.

The exploration work carried out in 1996 revealed that the volcano-sedimentary sequence that hosts the Chapada deposit mineralization occurs in the studied areas, showing a wider occurrence than previously known and a similar copper-gold association with apparent vertical zoning.

Exploration work has restarted by Yamana in 2007 with the focus on data integration to review the exploration models and define major exploration efforts for 2008. A district-scale and regional study has been implemented to define new targets and assess resource expansion potential were conducted. Several 2008 drill targets were defined near mine, mainly in the east of the pit in the northeastern flank of Chapada anticline and in a second anticline located 3 km east of the pit.

Yamana holds 24,000 hectars in mineral rights regionally and surrounding Chapada with several under explored gold and copper occurrences.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic.  Copper is principally present as chalcopyrite with minor bornite.  Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper.  The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites.  The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs.  However, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

Drilling

Between 1976 and 1996, 856 diamond core drill holes totalling 67,315 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns.  Other than ore control sampling in the pit, there has not been any new drilling at Chapada since the 1996 campaign.

Diamond drilling to date has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50-metre pattern in the central portion of the deposit.  Although drilling has been conducted intermittently over a period of 20 years, the bulk of the drilling was performed in 1995 and 1996.  The 416 holes drilled in 1995, to an average depth of about 16 metres, were designed to test the overlying saprolitic horizon.  The 264 deeper holes (average depth:  142 metres) drilled in 1996 tested the full thickness of the mineralized zone.  All holes drilled in 1995 and 1996 were NQ or NX in size.

Average core recovery has been 95%, with a 10% coefficient of variation.  Collar locations of all holes have been surveyed.  Down-hole surveys, using a Tropari instrument, were performed only on inclined drill holes, which represent approximately 5% of all of the holes which were drilled into bedrock.

The Chapada deposit is essentially flat lying and the holes are mostly vertical.  Thus, for the most part, the mineralized intersection encountered in drilling fairly represents true thickness.  Holes are drilled on section lines oriented perpendicular to the strike of the deposit.  Given the extent of metamorphism, alteration and deformation which have affected the area, correlation of the lithologies between drill holes is frequently uncertain.  Generally speaking, however, there is good correlation of mineralization between adjacent holes and adjacent sections and channel sampling and bulk sampling from the underground openings have confirmed the continuity of mineralization in the areas tested.

The diamond drilling conducted to date on the Chapada property has outlined a zone of continuous copper-gold mineralization approximately 3,500 metres long by 900 metres wide, with a depth of up to 220 metres.

Sampling Method and Approach

During the most recent drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded.  The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features.  The Micon Report states that overall core recovery averaged 95%, although IMC has not reviewed the core recovery data.

Micon considers that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested.  Micon is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained.

Sample Preparation, Analyses and Security

Sampled core is sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay.  The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher.  The crushed product is split into three portions, two of which are retained.  The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed with an atomic absorption determination.  The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric).  This was evaporated and dissolved with hydrochloric acid with the copper determination by atomic absorption.

The principal assay laboratory used by Yamana is Geolab (now part of the ALS Chemex laboratories group), located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995.  It is Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification.  Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte.  During times of peak drilling, however, some half core samples were sent to Geolab.

It is reported that the chain of custody of drill core samples is as follows.  Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians.  The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is scribed longitudinally prior to being sawn in half.  Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area.  The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists.  The core was then divided into individual sample lengths for the sample preparation procedures described above.

After logging, the half-core selected for assay for each sample interval undergoes the sample preparation procedure described above.  The sample preparation facility located at Alto Horizonte was capable of preparing about 400 samples per week.  The sample pulps prepared are transported to the Geolab laboratory in Belo Horizonte for assay.  During periods of peak drilling, the number of half-core samples submitted for preparation exceeds the capacity of the sample preparation facility.  At such times, either: (i) complete half-core which is in excess of the capacity of the preparation facility is sent to Geolab for both sample preparation and assaying; or (ii) half-core is crushed to only minus 10 mesh at Chapada, before being forwarded to Geolab for final sample preparation.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry.  The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

It is the opinion of IMC that the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

Data Verification

The following three basic techniques of data verification have been employed, which are all practices which are generally accepted within the industry: (i) the insertion of standards, blanks and duplicates into the stream of samples submitted for assay; (ii) the submission of duplicate samples to a second laboratory; and (iii) reviews by independent consultants of the quality assurance-quality control procedures employed, and also of the accuracy of the assay database.

Duplicates of 5% of the samples obtained from the zone of potentially economic mineralization were submitted to the Cone laboratory in Colorado for check assays.  On average, the copper assays reported by Cone were 7% lower than the Geolab assays, while, for gold, Cone was 2% higher than Geolab.  The discrepancy in the average duplicate copper assay was regarded by Micon as being marginally beyond the generally accepted limits of reasonable agreement.  In an overall economic sense, however, the effect of this discrepancy is somewhat offset by the difference in the average gold assay, which is in the opposite direction to the difference in average copper assay.

The following independent reviews have been conducted on the sampling and/or data verification procedures:

•                  The Winters Company (“Winters”) visited the Chapada site while the 1996 drilling programme was in progress, in order to review drilling and sampling procedures, and the geological interpretations being made by the project staff.  The Winters report made a number of recommendations in all areas, including drilling, sampling, sample preparation and geological interpretation.  Santa Elina reports that it addressed most of these recommendations.  In general, however, Winters expressed reasonable satisfaction with all of the procedures being followed by Santa Elina.

•                  Also in 1996, K. A. Lovstrom (“Lovstrom”), a consulting geochemist of Tucson, Arizona, reviewed Santa Elina’s quality assurance-quality control programme with respect to sampling and assaying procedures.  Lovstrom’s ultimate conclusion was that, based on Lovstrom’s evaluation of quality control data provided by Chapada project staff, the database is of sufficient quality for a bankable feasibility study.  In February 2004, IMC reviewed several reports from Lovstrom, including the data file of all of the quality control assays.  IMC concluded that the quality control programme was sufficient to ensure consistent and relatively high quality assays for the Chapada project.

•                  In 1997, IMC reviewed the Chapada database and Santa Elina’s data verification procedures, as part of its overall assignment to review the Chapada block model and develop open pit mining plans.  IMC concluded that the database is of sufficient quality for a feasibility level study.  Upon further review in 2004, IMC confirmed its 1997 conclusion.

As part of the end of 2007 mineral reserve update, IMC did a review of ore control sampling and the ore control model.  Ore control sampling data was also compared with the long range block model.    Compared to 2007 production the long range block model appears to be somewhat conservative.  In particular: 1) more ore was mined during 2007 than the model predicted, and 2) the actual grade of copper mined was higher than the model predicted.  For gold, there was good agreement between actual mining results and the long range model.

The differences between the model copper grades and grades realized in mining is consistent with the difference between the Brazilian labs (Geolabs and Nomos) copper assays and Cone assays discussed above.  Based on mining results to date, the original assays from the Brazilian labs appear to be more accurate than the Cone check assays.  There was a slight difference in analytical procedures at the Brazilian labs versus Cone lab.  The Brazilian labs used a four acid digestion for copper assays versus a three acid digestion used by Cone; this could account for the slightly higher values.

It is the opinion of IMC that mining results to date are verifying the sampling data.

Mineral Resources and Mineral Reserves

See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Mineral Processing and Metallurgical Testing

A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975.  The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of Bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.

The testwork has indicated that a readily-saleable gold-bearing copper concentrate can be produced by flotation, with overall average recoveries of approximately 89% of the copper and 55% of the gold contained in the mill feed.  The flotation concentrate is projected to contain 26% to 28% copper and 16 to 20 grams of gold per tonne, with no material presence of deleterious impurities.

The Hatch 2004 Feasibility Study described the plant flowsheet as follows.  The Chapada process plant is a modern, simple, conventional copper concentrator, based on well-proven technology.  Ore is received from the mine by 35 tonne trucks and delivered directly to the primary crusher.  Ore can be delivered from two, opposite sides of the feed pocket, and into the 54” x 75” gyratory crusher.  Crushed ore, at a rate of 44,000 tpd (16 million tonnes per annum (M Mtpa)) passes to the primary stockpile, that provides 24 hours of live capacity.  Three feeders reclaim ore from this stockpile and feed it to the 34’ x 17.5’ EGL, 11,000 kW SAG mill.  The milling circuit is in general a conventional SABC circuit, (SAG, Ball, Pebble crusher).  The ball mill is 24’ x 39.5’ EGL, 12,500 kW.  One pebble crusher will be installed initially.  The final product, the grinding circuit cyclone overflow, with a p80 of 150 microns, passes to a single bank of rougher scavenger flotation tank cells.

The flotation plant consists of rougher and scavenging, flotation cells, regrinding of the rougher / scavenger concentrate, and two stages of cleaning flotation to achieve a 28% copper concentrate at a recovery of 88.6%.  The second cleaner (column) tails and the cleaner scavenger concentrate are also both reground in the tower mill to a p80 of 44 microns.

This is a simple circuit, reflecting the fast kinetics of copper mineral flotation.  Hatch believes that, based on the Lakefield work, it will achieve the desired grades and recoveries.  However, the layout of the flotation area provides sufficient space to add a third stage of cleaning if this were required (for example as copper head grade is reduced after year 5).

The plant design minimizes buildings.  The grinding and flotation circuit are both in the open.  No impact is foreseen on the grinding circuit.  The flotation cells, including the columns, will be provided with covers and inspection hatches.  Open-air flotation cells are now common place, such as at the Las Tortolas plant (Anglo American) near Santiago and Ft. McMurray, Canada.  The entire area will be serviced by a 300 ton mobile crane.

The flotation concentrate will be thickened and filtered, and the filter cake (8% moisture) stored in a concentrate storage shed that will have a capacity of 5,000 tonnes of concentrate.  Concentrate will be loaded onto road trucks for transport off-site.

Mine and Plant Production

The construction of the Chapada mine, plant and related facilities was completed in 2006 and commercial production was declared on February 11, 2007.  It was reported to IMC that plant production for 2007 was 12.7 million tonnes.  This is about 79% of the nominal capacity of 16 million tonnes per year, which is a good result for the first year of commercial production for a flotation plant; the length of the actual commercial period during the year was only 10.5 months.  Fourth quarter production was slightly less than third quarter production at 3.1 million ore tonnes versus 3.3 million for the third quarter, mostly due to some repairs and maintenance completed in the plant during the quarter.

During an IMC site visit to Chapada in November 2007 it was noted that part of the tailings line was being replaced.  There was also some leakage of concentrates from various places in the plant and some pumps were being replaced.  It was reported to IMC that the ore material is more abrasive than original estimates indicated and there was damage to the tailings line, various pumps, some valves, and some of the flotation cells.  It was also noted that some of the harder ores were being set aside at the primary crusher.

There are capital repairs and upgrades required at the crusher and plant.  It was reported to IMC that the budget for these repairs and upgrades is US$ 10.9 million for 2008, US$ 11.5 million for 2009, and US$ 12.1 million for 2010.

IMC has projected plant recoveries for Chapada based on a constant tail model with tail grades of 0.04% copper and 0.12 g/t gold.  Based on this model, life of mine copper and gold recovery is estimated at 88.1% and 52.8% respectively.  Due to the higher head grades projected for the years 2008 through 2012, copper and gold recoveries are projected at about 90.6% and 67.4% respectively.  Actual recoveries reported for 2007 were 87.8% copper and 73.1% for gold.  These are comparable to predicted recoveries for the next five years, though they are lower than the constant tail model predicts given actual 2007 head grades of 0.50% copper and 0.60 g/t gold.  Overall, the results are good given it was the first year of commercial production.

The IMC long range mine plan calls for total mine production of 27 million tonnes during 2008 and 30 million tonnes during 2009.  2008 mining will be monitored closely to determine if budget material production can be met with the existing equipment fleet.

During January 2008 the Chapada mine plan was updated by IMC to reflect current costs, current long range price assumptions, and topography updated to end of 2007 actual mining.  The current mine plan, which was calculated based on US$3.01 per pound copper and US$575 per ounce gold, contemplates average annual production of approximately 137 million pounds of payable copper and approximately 127,000 ounces of payable gold per year in concentrate for the years 2008 through 2011.  The mine life is projected to go to 2027 for total production of about 1.9 billion pounds of recoverable copper and about 1.2 million ounces of recoverable gold.  Copper production at Chapada is expected to be 165 million to 175 million pounds in 2008 and 130 million to 140 million pounds in 2009. The Company is confident that total recoverable metal will increase through targeting resource to reserve conversions and at higher metal prices than were assumed.

Now that commercial production has been achieved, the Company plans to increase gold and copper production at Chapada in part by optimizing the grinding circuit to further improve throughput and by processing six million tonnes of stockpile oxide material which can be processed through conventional heap leaching.  The Company is also assessing the feasibility of production of a pyrite concentrate for production of sulfuric acid which would add to revenue from copper-gold concentrate and the sale of a fertilizer by-product.

Environmental

A substantial amount of environmental study, analysis and regulatory review has been undertaken at the Chapada Project.  In November 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study.  This study was used for public comment and was used in support of the Company’s application for environmental permits.  Yamana obtained the three environmental permits required for mine operations in Brazil.  The first environmental license was issued in December 1999; the construction license was issued in April 2001 (and was renewed twice in April 2003 and April 2006) and the operation license was issued in November 2006, and is valid until April 2008.

On December 2007, the Company submitted to the State of Goiás Environmental Agency all necessary documents to obtain the renewal of the operational environmental license for the Chapada Mine.

All required licenses have been obtained and are in good standing for the Chapada Mine.

The following is a summary of the Environmental Impact Study carried out by Geomina Consultants:

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information. No ethnic minorities or tribal groups were identified in the mine area of influence.

A non-intervening archaeological inspection, developed in May 2004, led to the identification and registration of 8 and 9 archaeological sites and occurrences, respectively.  The archaeological rescue identified 19 sites and 8 occurrences effectively. The pieces rescued are entrusted at Porangatu Museum.

Site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative covers. Four protected species were found. Deforestation licenses were approved. Two forest reservations (186 and 234 hectares) were created according to the legislations, and the land use in these areas is restricted.  Fauna studies identified a total of 121 species, 6 of them being protected. According to the environmental impact study, minimal impacts to these species are expected.

An environmental characterization test programme was conducted on the unprocessed rock and mill products during year 1997 by using EPA standards protocols. The results have suggested low Acid Rock Drainage potential. Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater. The potential implication of selenium presence in some cases should be reviewed during operation.  Surface water background concentrations are higher than expected discharges. Yamana is clarifying Class 2 water quality compliance, according to the National Environmental Council (CONAMA) Rule 357/2006. Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. A monitoring programme will assure water quality compliance.

Storm water runoff and hazardous liquids handling are adequately addressed using Best Management Practices.  Sewage treatment plant is operating in order to attend all mine sanitary.  Industrial, sanitary and solid waste have been disposed of at the Chapada facilities, respectively in a Temporary Deposit for Waste and in the Alto Horizonte landfill.

Closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities. An amount of approximately $13.5 million was estimated for closure and abandonment costs at this moment.

El Peñón Mine

The El Peñón property is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta.  Yamana owns 349 individual mining claims comprising the El Peñón mine, the Fortuna area and surrounding exploration lands. Yamana pays a sliding scale royalty that is based on the gold price as a copper equivalency that is equivalent to between 1.5% and 1.96% on earnings before interest and taxes.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antofagasta is the principle source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago. Travel time from Antofagasta to the mine in approximately 2.5 hours.

The climate in the Atacama is very arid, with a mean annual precipitation in most areas of virtually zero. The temperature ranges from near freezing to +29C.

Currently, the physical plant site includes administrative offices, open pit and underground mine workings, a mill, labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses and dry facilities. The mine has access to facilities which provide basic infrastructure to it such as electric power, water treatment and supply and sewage treatment. Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops and mobile equipment fleet.

The mine is at an elevation of approximately 1,800 metres above sea level. Relief in the area is modest, with widely dispersed hills and peaks separate by very broad open valleys. There is little or no vegetation in the area around the mine, and the principal land use is mining.

At the El Penõn mine, the Company holds all the necessary environmental licenses and permits to operate the mine.

History

The El Peñón property in Chile was discovered in 1993 by Meridian geologists carrying out grassroots exploration in the region. That same year, Meridian acquired the El Peñón property. Subsequent development led to the compilation of a detailed feasibility study issued in early 1998. Based on the results of the study, a 2,000 tpd processing plan was constructed in August 1999. Production began in September that same year, and since then, the operation has run continually at design capacity, treating both open pit and underground ore. The plant processed approximately 2,550 tpd in 2006 and 2,736 tpd in 2007. As of December 31, 2007, the mill had treated a total of approximately 6,663,600 tonnes of ore grading 11.2 g/t gold and 210 g/t silver.

The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian on December 31, 2007.

Geological Setting

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade ore-hosting faults is parallel to the bounding faults. Ore-bearing faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the discovery of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling programme, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up programme intersected 100 m grading 10.9 g/t gold and 123.4 g/t silver in what eventually became the Quebrada Orito deposit.

Exploration work completed to date has defined 26 mineralized zones (20 resource models) within the following ten geological trends:

•                  Quebrada Orito Trend: This north-south trend extends some 4,000 m along strike and dips 70° to 75° to the west. Detailed drilling has been completed at drill hole spacing of 30 m x 30 m (in places at 15 m centres). This has outlined underground and an open pit resources at three zones: Orito Sur, Quebrada Orito, and Orito Norte. Underground production has come from Orito Sur and Quebrada Orito zones. Some open pit mining also has been done at Quebrada Orito;

•                  Vista Norte Trend: This 1,000 m long trend has been drilled with hole spacing of 30 m. It contains several north-northeast oriented zones and dips 70° to 75° to the west. Currently it is being mined by underground methods;

•                  Quebrada Colorada Trend: This 2,200 m long trend is oriented due north and dips 65° to 75° both to the east and west. Mining has been done since 2000 and recently a new zone (Veta Sorpresa) has been discovered;

•                  El Valle/Discovery Wash Trend: This northeast oriented and steeply northwest dipping trend contains four mineralized zones. Mineralization has been intersected in surface reverse circulation drill holes as well as diamond drill holes, spaced 30 m to 60 m apart;

•                  Cerro Martillo-Dorado Trend: This trend is approximately 3,600 m long and contains three mineralized zones. Some open pit mining has been done on the Cerro Martillo part of the trend;

•                  Playa Trend: This area is situated southwest of the Orito Sur zone and is outlined by surface diamond drilling and reverse circulation drilling;

•                  Pampa Campamento/Doncella Trend: This area is situated east of the Quebrada Colorada Trend. It is approximately 1,000 m long and is outlined by both reverse circulation and diamond drilling;

•                  Providencia Trend: This trend is located approximately 700 m southwest of Dorado and 1 kilometre east of Quebrada Colorada.  It is approximately 1 km in strike length.

•                  Fortuna Trend: The Fortuna is a relatively new discovery, located approximately 9 km west of the plant site. It is almost NS-striking and near vertical and has been traced for over a kilometre of strike length; and

•                  North Block Trend: This trend is located approximately 1.7 km east of the Martillo Flats system and consists of several north-northwest near vertical dipping veins.  The principal vein structures are; Al Este which has been traced for just over 3.0 km of strike length, Bonanza which was discovered in 2007 approximately 500 meters east of Al Este and Esmeralda which was also discovered in 2007 but approximately 300 meters west of Al Este.  Bonanza and Esmeralda have been traced along a minimum strike length of 800 meters and 300 meters repsectively.

Mineralization

The deposits at El Peñón are epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, acanthite, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of redominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% gold to 65% Au, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consists of over 95% Au.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are nine separate vein systems that have supported, support currently, or are planned to support surface and underground mining operations. These vein systems are listed above under the Exploration heading. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to ore zones, however, the relative proportion of the overall deposit is small. The principal ore-bearing vein zones are relatively recent discoveries that are contributing new mineral resources to the inventory.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 m. Individual ore shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 g/t. Silver grades are in the order of hundreds to thousands of grams per tonne. This identifies El Peñón as a Bonanza-style epithermal vein deposit.

Drilling

Initial drilling on the property started in November 1993 and has continued through the present time.  Meridian continued to conduct exploration work in order to develop drill targets to replace reserves. Drilling is carried out on a nominal 30 m x 30 m pattern, with some holes drilled on a 60 m x 30 m pattern (i.e., 30 m vertical spacing on 60 m sections). Preliminary mineral resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling on a 15 m x 15 m pattern was the standard in earlier years, however, the practice was discontinued for a time.  Meridian conducted underground definition drilling, as it has been found to be useful in resolving local structural complexities.

Drilling is mostly reverse circulation, with at least one diamond drill hole per 30 m section. Often, holes are collared with reverse circulation equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (6.35 cm core diametre), sometimes reduced to NQ (4.76 cm diametre). Reverse circulation holes are drilled with 5 ¾” diametre equipment, which produces a hole approximately six inches in diametre. Total drilling at El Peñón is in excess of 1.5 million meters in more than 5,000 holes. A total of 434 reverse circulation and 91 diamond drill holes were completed in 2007 totalling 149,404 meters and 40,221 meters respectively. For  2008, drilling will total in excess of 130,000 meters and will focus on extending the known deposits in the North Block area as well as looking for new veins.

Sampling and Analysis

Samples are taken both by surface drilling (termed exploration drilling) and underground drilling and panel sampling (mine samples). Exploration drilling typically is carried out to trace the structures and estimate mineral resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of reverse circulation cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and drill core. All exploration samples are assayed by Acme Analytical Labs (“Acme”) in La Serena, while all mine samples are assayed on site. The Acme lab has been subject to inspection by Meridian’s independent consultant and found to be satisfactory.

Sampling protocols were developed and are continuously monitored by independent consultants. Exploration reverse circulation samples are taken at two-metre intervals outside and one metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle. Samples are placed in plastic bags and transported to the on-site Acme sample preparation facility. Specimens are also collected in chip trays for logging.

Exploration drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, take the samples using a blade-type splitter, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site lab.

Underground development drifts are advanced on nominal 10 m vertical spacing. Each drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between 5 kg and 9 kg. The technician uses a compass and tape to measure the distance and direction from the nearest survey station to the leftmost end of the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Samples lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

The sampling, analytical, and QA/QC protocols were designed by independent consultants and are subject to annual review. The sampling and assaying protocols are based on heterogeneity studies carried out by Francis Pitard and Eduardo Magri. These studies had been initiated prior to the start of production and were updated intermittently as new zones were opened for mining or new sampling methods were contemplated.

Exploration samples are crushed and pulverized at an on-site preparation facility operated by Acme. Samples are dried, crushed to 90% passing a 10 mesh (2 mm) screen, then riffled down to an 800 g to 1,000 g subsample. The subsample is pulverized in a disk pulverizer to 95% passing 140 mesh (0.105 mm). A 50 g pulp is extracted for assay. The samples are conveyed by Acme personnel to Antofagasta and then by air freight to the Acme laboratory in La Serena for analysis.

The mine samples are processed in a similar fashion, except that they are sent to the mine lab for both preparation and assaying.

All samples are analyzed for gold by fire assay with Atomic Absorption  finish, and for silver using aqua regia digestion and Atomic Absorption. Samples assaying greater than 5 g/t gold are rerun using fire assay with gravimetric finish. Samples for which the preliminary assay is greater than 100 g/t silver but less than 5 g/t gold (i.e., high silver but low gold) are rerun using a four-acid digestion and Atomic Absorption.

Security and Verification of Samples

The mine site is in a remote location, and access to the property is rigorously controlled. The site is fenced, gated, and supervised by security guards at all times. Access is via an electronically controlled gate, all personnel are subject to metal detector scan on exit, and all bags are X-rayed. Samples are in the custody of company personnel until they are turned over to the site lab or to the airline for transport to La Serena.

The grade control sampling procedures at both the underground face and open pits were audited in 2002 by Magri Consultadores Limited. The objective was to ensure that the samples were representative and suitable for subsequent analysis. Magri Consultadores Limited determined that the sample collection process was representative and provided a sample of appropriate quality. There have been no changes to the grade control sampling methods since that audit.

Check assaying of grade control samples is being carried out. Standards, duplicates, and blanks have been used to determine the quality of the internal Company laboratory results.

Mineral Resource and Mineral Reserve Estimates

See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Mining Operations

Underground mining is by the bench and fill method. This method is used in all of the mineralized zones. Generally, this method is implemented on 10 m to 18 m high sublevels. Within this mining configuration, an ore extraction drive (4.0 m high by 3.5 m wide) located at the base of the stope is driven along the mineralization. A drill drive (also 4.0 m high by 3.5 m wide) is cut 10 m above the sill of the excavation drive. Whenever the mineralized widths exceed the maximum drive widths of 3.5 m the remaining wall ore is slashed. The material excavated from these drives is classified as ore or waste based on the grade control samples collected from the face of each round. Using the grade control sample results, the economic portion of the six metre high bench is delimited. This portion is drilled along the dip of the mineralization and is subsequently blasted. The broken ore is mucked from the lower excavation drill drive. The empty stopes are backfilled.

In the areas where the mineralization is quite narrow, split (resue) blasting is implemented within both the excavation and drill drives to reduce dilution. The minimum width of the split blast is 2.2 m (1.5 m plus 0.7 m overbreak). Once the ore is mucked out, the remaining waste is blasted and removed for use as backfill.

At the end of each month, the grade of the mined ore delivered to the stockpiles is estimated using the grade control data. A short-term production model is created using the final mined volumes and analytical data.

The open pits are no longer in operation.

In 2007, the plant was modified to treat approximately 2,800 tpd of mixed stockpiled ore. The mill throughput for 2007 averaged approximately 2,736 tpd of mixed stockpiled ore. Yamana is planning on increasing this throughput to average approximately 3,000 tonnes per day in 2008 and more than 3,200 tonnes per day for the balance of the life of the mine. Plant recoveries are estimated to average 94.4% gold and 91.5% silver for the life of the operation.

Run-of-mine stockpile ore is dumped onto a grizzly that passes through to a 100 tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Crusher ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 m x 7.77 m 2,500 kW SAG mill. The cyclone overflow goes to a thickener and the underflow to a cyanide leaching circuit. The solids from the leaching circuit go to a counter current decantation circuit. Moisture from the underflow of the counter current decantation circuit is removed by filters, and the dried product is sent to the dry tailings impound area. The precious metals are recovered by a zinc precipitate Merrill-Crowe process.

The mill carries out a rigorous sampling programme to determine the processed tonnage and grade of the mill feed. This includes duplicate analytical results for both the solutions and solids. Processed tonnages are based on weightometre readings that are located on the SAG mill feed conveyor, recirculated mill reject, and at the tailings discharge point. Daily analytical results are derived from the plant solutions and tailings discharge. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

In 2007, the mill throughput was 998,522 tonnes grading 7.64 g/t gold and 274.6 g/t silver. Total gold production for the year was 234,598 ounces of gold and 8,186,718 ounces of silver. The metallurgical recoveries were 94.2% for gold and 91.8% for silver. All mill feed was obtained from the ore stockpiles.

The El Peñón mine is targeted to have a mine life of at least 10 years.  Production is currently estimated to be in the range of 425,000 to 435,000 gold equivalent ounces for 2008 and 2009.  However, the Company has developed a mine plan which includes processing of ore increasing to a sustainable level of approximately 3,500 tonnes per day by the third quarter of 2008, increasing production to 500,000 gold equivalent ounces per year and to approximately 5,000 tonnes per day by the end of 2009 as a result of improvement in mine development and processing.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain a throughput increase to 5,000 tonnes per day.  In addition, existing resources and an historical 80% conversion rate of reserves to resources at El Peñón support the Company’s view that production can be increased initially to 500,000 gold equivalent ounces per year and then to 600,000 gold equivalent ounces per year for a sustainable period of 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

São Francisco Mine

Property Description and Location

The São Francisco Mine is located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba.  São Francisco consists of four contiguous mining and exploration permits totalling 16,416 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Produção Mineral, Brazil’s department of national mineral production.

A substantial amount of environmental study, analysis and regulatory review has been performed in support of the São Francisco project.  These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project.  Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data.  Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT (Environmental Agency at that time) in November 1997.  A public meeting was held in June 1998.  An Environmental Control Plan, based on FEMA-MT requirements was issued in December 2001 and, as FEMA-MT requirements were met, the project was granted a series of three construction licenses starting in 2001 through 2004.  The Company has been granted an operation license for power and mine site at São Francisco.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are several daily commercial flights linking Cuíaba to major Brazilian cities.  From Cuíaba access is by road or by charter flights to an airstrip at São Francisco.  There is a gravel airstrip at São Francisco.  The São Francisco airstrip has been upgraded to enable safe and reliable regular service.  São Francisco is accessible via a 58-kilometre gravel road from São Vicente.  This road has been upgraded to be serviceable on a regular year-round basis.

The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 30° Celsius to 35° Celsius, and cooler dry winters with daily maximums in the range of 16° Celsius to 20° Celsius.  The summer rainy period starts in December and continues through March.  The dry season is from May to September.

National electrical service is available at São Francisco from Pontes e Lacerda approximately 50 kilometres from São Francisco.  Sufficient water to supply the proposed mining operations is available at São Francisco  from streams and groundwater.  Water for the São Francisco Project will be from dams constructed on the Cesarão Creek and on the Longa Vida Creek.

The physiography of the São Francisco project is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border.  The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30°W and is some 20 kilometres wide.  The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

The São Francisco deposit occurs on gentle slopes of São Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks.  Vegetation consists of mixed forest, savannah, and open fields.  The tailings storage and waste disposal sites at São Francisco are on the flat plain adjacent to São Vicente ridge and they offer ample room to meet the needs of the mining operations as well as ample room for the heap leach pads.  Sufficient surface and groundwater are available to supply the mining and processing operations.  Surface rights for both São Francisco and São Vicente are owned by Serra da Borda Mineração e Metalurgia S.A.

History

Gold was first discovered in the area in the 1700s and mining at São Francisco was initially begun by the Portugese.  The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State.  The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830.  Remnants of this period of mining activity can be seen on the São Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations.  A portion of the São Francisco concession area has been set aside as a national archaeological site.

In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina (Guaporé) gold belt and commenced dredging/placer mining in 1983.

In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of the São Francisco deposit.  Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable.  In 2002, Santa Elina re-examined the 1997 studies for each property.  That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

In 2003, after Yamana had taken control of São Francisco as part of a reverse takeover transaction, Watts, Griffis and McOuat Limited (WGM) compiled a Preliminary Feasibility Study dated July 4, 2003 on three properties controlled by Yamana including São Francisco.

In 2004, Yamana contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada, USA to complete a Feasibility Study for the Project.  Based on the positive result of this Feasibility Study completed in November 2004, Yamana decided to construct the mine, which commenced in April 2005.  Commercial production at São Francisco was declared effective August 1, 2006.

Geological Setting

São Francisco is a shear hosted lode gold deposit.  It is epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold.  The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The regional geological setting for the São Francisco project and numerous other gold occurrences that comprise the Guapore gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt.  This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west.  The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group.  The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies.  Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

The Aguapei Group overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex.  The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses.  The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock.  The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly known geology.  Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick Aguapei Group of sediments.  These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds.  These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt.  Faulting, fracturing and shearing have also developed some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend.  The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle.  This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west.  The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks that show little or no deformation.

The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the São Vicente Borda district and the Pontes e Lacerda district (to the south of São Francisco).

The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured meta-palates (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group.  The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix.  Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

The rock units are folded into a series of broad folds that can be traced over several kilometres.  The folds trend NNW-SSE and plunge NW.  They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE.  All rocks at São Francisco have been subjected to low-grade metamorphism.

Mineralization is enclosed by a hydrothermal alteration zone (“HAZ”).  The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling.  Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina.  There were no exploration activities from 1998 to late 2003.

Exploration at São Francisco resumed in November 2003 and continued until June 2004.  During this time, a total of 49 diamond drill holes, a 150 metre vertical shaft and 107 metres of underground drifts were completed.  In addition, an extensive metallurgical testing programme was conducted at the KCA Reno facilities, large pilot-sized column leach tests on São Francisco material were conducted at the São Vicente facility and pilot-plant sized gravity concentration circuit tests were conducted on-site at São Francisco.

The 49 diamond core holes drilled during this period (15,030 metres total) covered the entire mineralized area.  Of the 49 holes, 44 were vertical and 5 were inclined.

The shaft and drift excavations were conducted to: (i) access deep mineralization delineated by the previous drilling programme; (ii) generate bulk samples to determine the effect of coarse gold on the grade of the deposit; (iii) provide ROM ore for column leach tests, and (iv) obtain a better understanding of the geology of the mineralized zone.

The coarse gold present in the São Francisco deposit makes it difficult to obtain drill assays that accurately and reliably represent the overall grade of the deposit.  Evidence indicates that a significant portion of the coarse gold present is not being captured by the small volume (8 kilogram) drill samples.  An independent sampling consultant, Francis Pitard of Francis Pitard Sampling Consultants of Broomfield, Colorado, evaluated the occurrence of coarse gold at São Francisco and recommended procedures to obtain better grade estimations.  He concluded that bulk sampling would greatly improve the accuracy and reliability of grade determinations.  He additionally concluded that the actual grade of the deposit would probably be higher than the grade indicated by the drilling.

A bulk sampling programme was undertaken from December 2003 to June 2005 to more accurately assess the gold grade as compared to nearby drill holes.  The programme consisted of nine large trenches (each about 100 metres long X 4 metres wide X 2.5 metres deep) across strike of the deposit, a vertical 2 metre diametre shaft sunk to a depth of 150 metres near the center of the deposit, and 107 metres of drifts from the bottom of the shaft driven in both directions along strike of the deposit.

Bulk samples obtained from the shaft and drift materials were classified as “Marginal or ROM Ore”, “Average Grade Ore”, and “High-grade Ore”, based on the geological logging and gold grades of a vertical hole that was drilled as a pilot hole for the shaft.  The “Marginal Ore” bulk samples were sent to São Vicente facilities, where the material was leached in four large columns of 1.8 metres in diametre and 10 metres high (about 40 tonnes of ore each).  Shaft samples from depths of 25 to 57 metres and 103 to 130 metres were classified as “Average Grade Ore”.  The ore type of the top interval was PDC while the lower interval was classified as FOX-1.  Samples taken from the 130 to 150 metre interval were classified as FOX-1 and “High-grade Ore” (>3 gpt Au).  All of the “Average Grade Ore” or “High-grade Ore” bulk samples — and all of the bulk samples from the three trenches — were fed to an on-site pilot gravity concentration plant.

The onsite pilot gravity plant was used to separate and recover the coarse gold particles in the bulk samples.  The bulk samples, ranging in weight from 100 kilograms to more than a thousand tonnes each, were crushed and pulverized to minus 2 millimetres.  Gold was mechanically concentrated using jigs, a Knelson centrifugal concentrator, and sluices.  The concentrate was then screened and panned and the coarsest gold visually separated, with any remaining gold removed from the concentrate by amalgamation.  This gravity-recovered gold constitutes the “coarse gold fraction” of each bulk sample.  The “fine gold fraction” of the sample, carried in the gravity tails, was analyzed by standard fire assay at the Lakefield or SGS laboratories in Belo Horizonte.  The grade of the total sample is the sum of the grades separately represented by the “coarse” and “fine” gold fractions.

Bulk samples from the nine surface trench sites ranged from 265 tonnes to 2,208 tonnes each, with an effort made to separately sample and analyze any lateritic material present from underlying saprolitized bedrock material.  The gold grade for each trench was estimated in advance of the bulk sampling using assays of samples composited from small volume core samples of holes previously drilled along the trench sites (from 4 to 6 holes at each site).  In all cases, the grades of the bulk samples were significantly higher than the drill-estimate grades.  The grade of the bulk sample coarse gold fraction alone exceeded the drill grades. The table below highlights some of these results:

Summary Comparison of Bulk Sample Grades to Drill Core Grades

Source	Location	Tonnes	Drilling Grade g/t Au	Bulk Sample Grade g/t Au	Variation Bulk vs Drill
Trench#1 Saprolite	600 N	1,809	0.13	0.73	5.62 x
Trench#1 Laterite	600 N	265	0.31	0.98	3.16 x
Trench#2	200 S	963	0.66	1.39	2.11 x
Trench#3	475 S	2,208	0.35	1.06	3.03 x
Shaft	300 S	1,016	0.37	1.21	3.24 x
Trench Hi-Grade	200 S	357	0.97	1.17	1.21 x
Trench Low-Grade	475 S	222	0.42	0.68	1.62 x

The 2 metre diametre vertical shaft was sunk near the centre of the deposit about 300 metres from a decline sunk during an earlier bulk-sampling campaign in the 1990’s.  The shaft is 150 metres deep and was sampled continuously at 2 to 4 metre intervals.  An additional 107 metres of underground drifts were developed at the bottom of the shaft in both directions along the strike of the orebody.  The shaft follows a vertical NQ (47.6 millimetre diametre) core hole which served as pilot hole for the shaft development.

Gold grades of the shaft bulk sample, weighing from 13 to 38 tonnes each, were compared directly against assays of the 2 metre interval drill core samples from the shaft pilot hole, approximately 8 kilograms each.  Without exemption, these comparisons show that the bulk samples contain significantly more gold than the equivalent drill hole intervals.  This disparity is especially significant in the higher grade zones, for example from  124 metres to 150 metres depth where bulk sampling shows the 26 metre interval to contain an average of 3.88 grams per tonne gold, as compared with the drill-indicated grade of 0.70 grams per tonne gold.

In 2005, 10,231 metres were drilled in 104 holes to upgrade inferred resources into indicated and create the basis for a reserve update.

In 2006, a total of 4,620 metres were drilled in 20 holes to check the continuity of the gold mineralization along the strike-open extensions northwest and southeast of the deposit.

In 2007, a total of 7,684 metres were drilled in 18 holes, being 3 of them exploratory holes, investigating the extension of the deposit at depth, and the others being infill holes.

At the north extension of the deposit, 11 exploratory holes drilled from line 950N to 1400N all intercept hydrothermal alteration, pushing the boundary of the gold mineralization 450 metres away. The alteration cut in these holes is mostly weak to medium alteration which indicates the predominance of low grades.  Mineralization reflects the same geological behaviour as in previously drilled areas, including narrow, millimetre to centimetre quartz veins dipping predominantly to northeast, hosted by pervasively green sericite altered metarenites and metapelites, associated with very low content of oxidized sulphide and hematite.

At the south extension of the deposit, 9 holes drilled from line 1100S to 1400S all intercept hydrothermal alteration, which is mostly weak alteration or low gold grades. The alteration envelope became narrower, showing total widths less than 100 metres, and variably waste capping. Gold mineralization reflects the same geological features of previously drilled areas, including green sericite alteration, low content of oxidized sulphide and sparse narrow quartz veins.

Mineralization

Gold mineralization in the folded Aguapei Group metasediments at São Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diametre, associated with quartz / inside the quartz grain, with laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. The “nugget” effect present in this mineralization is considerably significant.

The deposit is composed of two zones: the Upper Zone (Height Alteration Zone — HAZ) and the Lower Zone (Lower Alteration Zone — LAZ).  The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne.  The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite.  The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

Higher grade gold mineralization also occurs where narrow 1 to 5 centimetres wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance.  Four sets of vein systems have been identified.

The major shear zones provided the conduits for the gold solutions that were trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability.  These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

The HAZ contains the mineralization and is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date.  Within the HAZ, mineralization is localized by: tensional and shear quartz veins; mylonite bands with sulphides; macroscopic folds (i.e. visible in hand specimen without a microscope); and strain softening zones.

The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level.  It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

The São Francisco geological model was refined during the Santa Elina Desenvolvimentos Mineral S.A. (“SEDM”) drilling programme based on drill hole data obtained from 2003 to 2005. This model defines three main zones: (i) a saprolite zone; (ii) a higher grade zone that encloses the core of the deposit extending from the saprolite zone at the surface downward to depth; and (iii) a broad hydrothermal alteration envelope encompassing extensive areas of erratic and mostly lower grade mineralization as well as the zones of higher grade mineralization. The higher grade zone is fairly continuous along the northwest-southwest strike direction, dips about 65 degrees to the northeast and plunges at a low angle towards the northwest.

The frequency of visible gold is significant and could be observed in 50% of the holes inside the main high-grade zone. Visible gold signifies the presence of coarse gold, resulting in an accentuated nugget effect which may cause the analyses of small volume samples, such as those generated by drilling, to probably not be truly representative of the mineralization present in these zones. Careful logging of drill core during the 2003-2005 SEDM drilling programme verified that it is possible to visually identify the main high-grade zone of the deposit. This zone is distinct and marked by the combination of quartz veins and pyrite (either fresh or oxidized/leached). An increase in the volume concentration of these readily identifiable and quantifiable elements is directly associated with a concentration of visible gold and consequent increase in gold grade. The holes at the extreme northwest and southeast ends of the deposit show a larger frequency of fresh pyrite than holes drilled in the central part where the rock is more heavily fractured and oxidation persists to greater depth.  An orange-to-red color acquired by the host rock in the areas of larger sulfides concentration is another distinctive feature of the higher grade zones.

Information from the 2003-2005 SEDM drilling programme helped confirm the mineralization model fashioned during the previous drilling programs.  In this model, the hydrothermal alteration envelope enclosed the enriched central zone (or feeder), whose shape is defined by the principal gold-bearing quartz veins which dip consistently to the northeast.  The veins within this zone are thicker (up to 40 centimetres) and accompanied by a greater abundance of pyrite.

Drilling

The total drilling to the end of 2007 was approximately 8,775,699 metres in 503 holes.

A total of 50,917 metres in 334 drill holes was completed by Santa Elina on the deposit and immediate area from 1990 through 1997.  All diamond drill core was either NQ (47.6 millimetre diametre) or HX (76.2 millimetre diametre) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and six of the core holes were drilled for metallurgical purposes.  The resource area was drilled on a 25 metre by 25 metre grid.  The drill holes are a combination of vertical and northeast and southwest inclined holes (mostly at an angle of 60°).  Drilling was carried out by a variety of Brazilian contractors.

Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

Five lithological units have been identified at São Francisco.  It is believed these units play a relatively minor role in the mineralization and grade distribution in the deposit.  The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units.  By far the greatest control over the mineralization is the identification of a HAZ.  The basic separation had been to flag assays as being either inside or outside of this zone.  HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations.  This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information.  The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. (“FSS”) to determine their impact on grade distribution, particularly within the HAZ.  The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible.  These zones should also be separable during mining in the open pit.  A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan.  WGM audited the work completed by FSS and agreed with its conclusions and the parametres used.

A diamond drilling programme was conducted at the São Francisco Project from November 2003 to March 2004, which was the first drilling on the project since 1997.  The main objective of this drilling programme was to verify the continuity of the deep high-grade zones encountered in the previous São Francisco drilling programs.

A total of 49 core holes averaging 300 metres in depth were drilled in 38 sections covering the entire mineralized strike of the deposit, being a distance of 1,850 metres.  Drilling was done by two contract Longyear LF-44 drill rigs.  Of these 49 holes drilled in the programme, 44 were vertical and 5 were inclined.

For the first half of the drilling programme (25 holes totalling 7,400 metres), soils and saprolites are present and the upper parts of the drill holes were started with HQ (63.5 millimetre diametre) core with the major parts of the holes in fresher rock at depth drilled with reduced size NQ (47.6 millimetre diametre) core.  The second half of the programme (24 holes totalling 7,630 metres), the entire length of each hole was drilled with HQ (63.5 millimetre diametre) core. The mid-programme change to HQ (63.5 millimetre diametre) core was mandated by the need to obtain larger-volume drill samples that might more fairly represent the actual in-situ gold grades.

Core recovery averaged 95% with losses confined to the shallow soil and saprolite zones.  Even in these zones core recoveries were never less than 80%.

A total of 104 vertical core holes averaging 100 metres in depth added 10,231 metres of drilling in 2005 with the purpose of converting inferred blocks in the southern and northern edge of the designed final pit into indicated resources.

A total of 20 angled and vertical exploratory core holes, averaging 230 metres, added 4,620 metres of drilling in 2006.   These exploratory holes were drilled for the purpose of verify the continuity of the mineralization along the north and south extensions of the ore body strike.

The 2007 drilling campaign (in 18 drill holes) has aimed at the following objectives:

To investigate the behavior of the deposit at depth, three holes were planned and executed.  The first in the northern portion of the deposit, showed a limited extension of the mineralization (4m @ 0.80 g/t) and the other two in the middle portion of the deposit.  These two holes were drilled in opposite directions, crossing at around 700 m of depth, right beneath the deposit.  The hole SF-487, SW of the deposit, showed better results, indicating some promising intervals, for underground mining consideration: 1. @ 7.17 g/t (452 to 458m) and 8.9m @ 6.08 g/t (572 to 592m) including 1.0m @ 30.05 g/t (576 to 580m), being all thickness measures in true width.

To understand the main geological and grade features at the south and center-south portions of the deposit, a total of 15 holes were drilled which increased the knowledge of the deposit and upgraded the category of inferred blocks. All holes intercepted hydrothermal alteration, which varied from weak alteration, usually associated with low gold grades, to high grade intercepts, such as 14m@11.63 g/t, at the 132 m depth, in the SF 502. Gold mineralization reflects the same geological features of previously drilled areas, including green sericite alteration, low content of oxidized sulphide and sparse narrow quartz veins.

Sampling and Analysis

Prior to 2003, similar sampling procedures were carried out at São Francisco and São Vicente.

Samples from São Francisco are predominantly drill core (HX-size 76.2 millimetre diametre or NQ-size 47.6 millimetre diametre) with a lesser number of chip samples from reverse circulation drill holes.  At São Francisco, 334 holes were drilled and sampled.  Holes in the resource areas were drilled on 25 metre x 25 metre grids.  Core recoveries averaged better than 95%.

The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core.  The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. From 1990 to 1997, samples were taken at 2 metre intervals from one-half of the diamond-sawed core.  Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill.  A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities.  The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved.  The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish.  The value obtained from this assay was termed the fine or “chemical” gold assay.  Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig.  One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples.  Both splitters provided for 100% capture of cuttings with division of sample product handled automatically.  A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona.  Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling programme he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish.  In this sample stream there was no “gravimetric” gold assay.  Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols.  It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary.  Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil.  The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab.  Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project.  Mr. Lovstrom concluded at the end of the programme in January 1998 that the assay data were acceptable for use in resource estimates.

In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results.  A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish.  These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above.  Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones — with the metallic sieve assay grades being much higher.  In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step.  Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

For the years 2003-2007 samples were collected, prepared and analyzed using stringent protocols, as established by Francis Pitard, a sampling consultant from Broomfield, Colorado. Drill core was photographed in its entirety prior to splitting or sampling and then logged in detail.  Samples were collected at 2 metre intervals continuously for the full length of the core.  The NQ (47.6 millimetre diameter) drill core produced during the first half of the drilling programme was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kilograms per each 2 metre sample.

This was considered necessary to alleviate some of the coarse gold nugget effect which is accentuated with small samples.  During the second half of the programme, all drilling was done with HQ (63.5 millimetre diameter) core.  This core was sawed in half using a diamond rock saw and one-half of the core submitted for sample analysis and one-half retained for future reference. For each 2 metres interval of HQ half-core yielded samples weighting approximately the same as the 2 metres intervals of NQ whole-core (i.e., 8 kilograms).

The 2 metre core samples were carefully labeled using replicate tear-off control tags and sealed in secure plastic bags for shipment to independent analytical laboratories.  Blank samples and standard samples were inserted for control purposes for every 20 samples submitted for analysis.  All sampling and bagging was personally carried out or closely supervised by a Yamana geologist. Samples were then transported by a commercial trucking contractor directly to the Laboratory Lakefield-Geosol or SGS do Brasil Ltda, an independent certified analytical laboratories located at Belo Horizonte, Brazil.

Security of Samples

For the pre-2003 work done, there is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation.  Remaining drill core from São Francisco is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

For the year 2003-2004 SEDM programme at São Francisco, samples were collected, prepared and analyzed using stringent protocols, import established by Francis Pitard, a sampling consultant from Broomfield, Colorado.

Drill core was photographed in its entirety prior to splitting or sampling and then logged in detail.  Samples were collected at 2 metre intervals continuously for the full length of the core.  The NQ (47.6 millimetre diametre) drill core produced during the first half of the drilling programme was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kilograms per each 2 metre sample.  This was considered necessary to alleviate some of the coarse gold nugget effect which is accentuated with small samples.  During the second half of the programme, all drilling was done with HQ (63.5 millimetre diametre) core.  This core was sawed in half using a diamond rock saw and one-half of the core submitted for sample analysis and one-half retained for future reference.  Each 2 metre interval of HQ half-core yielded samples weighing approximately the same as the 2 metre intervals of NQ whole-core (i.e., 8 kilograms).

The 2 metre core samples were carefully labelled using replicate tear-off control tags and sealed in secure plastic bags for shipment to independent analytical laboratories.  Blank samples and standard samples were inserted for control purposes for every 20 samples submitted for analysis.  All sampling and bagging was personally carried out or closely supervised by a senior Yamana geologist.

Samples were then transported by a commercial trucking contractor directly to Laboratorio Lakefield-Geosol or SGS do Brasil Ltda. Independent certified analytical laboratories located in or near Belo Horizonte in Minas Gerais state, Brazil.  Upon receipt of the samples, the laboratories were instructed to report any apparent tampering or inconsistencies in sample numbering to Yamana; however, no discrepancies or tampering were encountered.

Of the 369 blank samples inserted in the drill samples at the project site for QA/QC control, the laboratories detected small amounts of detectable gold in fewer than 5 percent of these blanks.  This indicates that minor contamination of samples occurred in both laboratories on infrequent occasions, but appears to not be a significant problem in either laboratory.  Similarly, assays of the 228 standards inserted in drill samples submitted to Lakefield and the 137 standards inserted in the samples submitted to SGS show a range of reported assay values generally within acceptable analytical error with perhaps a slight basis on the low side from both laboratories, especially Lakefield.  There are no obvious “red flags” in either the blank or standard results to suggest any significant problems with the drill sample assays.

In 2007, 112 standards and 127 blanks divided among the 34 batches of diamond drilling sample were sent to SGS.  One standard and one blank were inserted in each group of 20 samples. The standards used were acquired from GeoStats and the blanks were taken from the same place used in previous campaigns.

The range of acceptance to evaluate the accuracy of the laboratory corresponds to twice the standard deviation of the grade of each standard, as informed by the manufacturer. From the 112 standards analyzed, 10 stayed out of the pre-established limits (8.9%). Most occurred with the standard G398-3, with 5 results below the minimum acceptance range. This could represent an understating of the grade reported by the laboratory, at this range of value.

The quality control of the pre-Yamana exploration results were analyzed by the consultant Kenneth Lovstrom. Mario Rossi studied the results of the campaigns of 2004 and 2005, and NCL verified the results of the 2006 campaign. All these reports were verified to draw the conclusion in respect to the quality of the previous campaigns.

Mineral Resources and Mineral Reserves

The mineral reserves and resources for São Francisco have been defined entirely by drilling. A previous bulk sample completed by Yamana shows grades that are greater than the grades used to calculate the mineral reserves.  Yamana intends to conduct a further drilling programme of the higher grade deeper zones and the results of that drilling programme are expected to provide a better understanding of the overall deposit.

Although the estimated main ore grade is slightly lower compared to previous estimates, the tonnage of ore for the end of 2006 is significantly higher.  This is as a result of the reconciliation of the data obtained from six months of mining and confirmed by in-fill drilling of the gold grades in the main ore zones for ore grade control, plus additional resources to the south and north of the deposit.

The 2007 statement demonstrates higher grades for the Main Ore (or GLO) and very similar figures for the ROM ore (or DLO).  Reserves and resources was calculated by deducting results of production for 2007 from the reserves and resources outstanding at the end of 2006.  Final ounces for 2007 are basically results of production of 2007 depleted from the end of 2006 fiscal year. Some amount of ounces were upgraded from probable to proven (66,000 ounces contained in 2,281,000 tonnes).  The majority of production was from probable reserves and the final depletion of the reserves was 16,028,000 tonnes. From these tonnes, 7,024,000 tonnes were delivered to the plant. The potential increase in reserves for 2008 is approximately 8,000,000 tonnes, solely considering the inferred resources inside the current pit design and not production, mine plan or reserves.

See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Mining Operations

                Yamana commenced heap leaching of ore at São Francisco in March 2006.  Commercial production was declared at São Francisco effective August 1, 2006. A total of 104,764 ounces of gold were produced in 2007. Mining is currently taking place in saprolite material and mining of higher grade material and the anticipated coarse gold effect will not occur until mining extends to concentrations of quartz veins in harder rock. Much material which had been originally considered waste turned out to be low grade ore which has been (and is still being) mined thereby postponing the mining and processing of higher grade ore.

During the fourth quarter of 2007, gold inventory at São Francisco increased as the Company began to load ore onto the second lifts of the heap leach pads which resulted in an increased heap leach cycle.  A total of approximately 32,800 ounces were loaded onto the pads in ore with recoverable gold of 25,300 ounces and production of approximately 21,200 ounces.  Improvements in mining and ore processing are expected to result in increased production.

Average gold production from São Francisco is estimated at approximately 125,000 to 135,000 ounces over an approximate mine life of 10 years.  Gold production is expected to be between 130,000 to 140,000 ounces in 2008 and between 145,000 to 155,000 ounces in 2009.

The mining operation is carried out with hydraulic excavators and 30 tonne haulage trucks with typical pit support equipment to sustain the operation.

The proposed flowsheet includes crushing to a maximum size of 13 millimetres, then heap leaching with a 150-day leach time.  The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water.  The proposed heap leach cycle time is 180 days.  Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of 0.24 grams per tonne.  The proposed heap leach cycle time is 180 days. However, no testwork has been done to support this dump leach operation.

The Brazilian National Mining Production (the “DNPM”) issued the mining rights for São Francisco mine at the end of 2003. The environmental operating license is current and is valid until November 2008.

Jacobina Mining Complex

Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.  The property is comprised of 5,996 hectares of mining concessions, 129,572 hectares of granted exploration concessions and 6,012 hectares of filed exploration claims.  The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility.  Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 340 kilometres north-northwest and by a well-maintained paved road from the town to the mine site and the Jacobina mine (João Belo zone) and processing plant.  Travel times are typically 4 to 5 hours from the mine to Salvador and less than 20 minutes from the mine to Jacobina. A second field exploration office has also been established at the town of Pindobaçu located 50 kilometres north of Jacobina.  Pindobaçu is accessible by a well-maintained paved road with access to various working areas by secondary unpaved roads.

The town of Jacobina is a regional agricultural centre.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force.  As part of the redevelopment of the Jacobina Mine, electrical services were re-established to the mine and telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration office in the town of Pindobaçu.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills.  The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due to the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location.  Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º.

The Jacobina mine has all the necessary environmental licenses to operate the project.  An environmental license has been applied for from the CRA (Environmental Agency of Bahia State) to construct a new tailings dam.  The tailings dam project and applicable environmental studies were presented at a public meeting and the project was well received.  The license is expected to be issued by April 2008.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century.  Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 kilometres strike length, following the ridges of the mountain chain.  Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

The modern history of the Jacobina mining camp began in the early 1970’s with extensive geological studies and exploration carried out by Anglo American.  The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.  The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento and Morro do Vento Extension areas) with an initial plant capacity of 20,000 tonnes per month (t/m).  Development of the Itapicurú mine to access the Main Reef commenced in October, 1980.  The processing plant was commissioned in November 1982.  In 1983, was the first full year of production.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine.  This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989.  Concurrently, the processing plant capacity was increased.  Underground development at João Belo commenced in 1990, as open pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio Ltda. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.  William Resources operated the João Belo and Itapicurú mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency.  The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production.  William Resources did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential, however, only limited exploration drilling was carried out due to a lack of funds.

From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 grams of gold per tonne to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production was from underground.

On May 1, 2002, DSM entered into an option agreement with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures), whereby William granted DSM the option to earn a 51% interest in William’s wholly owned subsidiary, JMC which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  To earn the 51% interest in JMC, DSM was required to spend $2,000,000 exploring the Jacobina property prior to December 31, 2004.  On September 20, 2002, DSM entered into a Memorandum of Understanding (“MOU”), pursuant to which William granted DSM an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 could be satisfied in equivalent value of shares in DSM.  In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property.  As a result of the exercise of its option, DSM acquired a 100% interest in the Jacobina property.

Reactivation of the João Belo Mine started in earnest in April 2004.  By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced.  A complete fleet of new equipment was purchased from Atlas Copco and Volvo.  Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road was completed by October 2004.  The plant was completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery.  A new crushing plant was constructed with a throughput capacity of 500 tonnes per hour.  The production plant was fully automated with Siemens technology and subsequently operated with 40% less manpower.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

In August 2005, DSM issued the results of a positive pre-feasibility study prepared by Devpo Mining in association with Micon International Limited (“Micon”) and AMEC Americas on the Morro do Vento target area located 1.5 kilometres north of the processing plant.  DSM started work in August 2005 on collaring the 720 Level access portal for Morro do Vento and slashing the access adit.

Production from July 1, 2005 to December 31, 2005 from the João Belo Mine was 41,183 ounces of gold from 627,834 tonnes milled, yielding a recovered grade of 2.04 grams per tonne.  In addition, 11,935 ounces of gold were recovered from milling of mineralized material from development activities.

On April 5, 2006, Yamana acquired the Jacobina project and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of DSM.  See “General Development of the Business - Acquisition of DSM”.

Production for the year ended December 31, 2007 was down 13.5% due to a sill pillar failure in the first quarter of 2007.

Expansion at the Jacobina mine is underway to increase throughput capacity to 6,500 tonnes per day by the end of 2008 and 10,000 tonnes per day in 2011.

Exploration

Significant exploration potential resides in the Jacobina Gold Belt representing the major intrinsic value of Jacobina Mine. Such potential can be supported by the resource table evolution (Figure 1 below). Since the exploration restarting by Desert Sun Mining early 2003, 1.5 million ounces of M&I and 2.2 of inferred resources have been added in the near mine area, mainly at Serra do Corrego, Canavieiras and Morro do Vento.

From the property’s acquisition, in April 2006 to December 2006, Yamana spent $4 million and drilled 13,000m which resulted in 1.7 million ounces increase in global resources. At December 31, 2006 the global resources of Jacobina totaled 7.1 million ounces.

In 2007, Yamana has expended $4 million in exploration and drilled 15,400m and a significant addition in global resources is expected, mainly from Canavieiras South Extension and Morro do Vento East.

Canavieiras is the most encouraging near mine target, located 4 kilometers north of mill plant, representing 40% of Jacobina global resources with grades over 3 grams per tonne, higher than João Belo and Morro Vento, the current mines. The 2006/2007 drilling campaigns have extended the mineralized conglomerate reefs for a strike length of 2 kilometres south of the old mine workings. The target reefs are not exposed at surface but have been intersected from depths of 100 metres to as deep as 600 metres below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 metres resulting in a series of stacked blocks each of which has a strike length of 500 metres to 600 metres. The conglomerate reefs, despite vertically displaced by normal faults remain open along strike to the south and will be drill tested in 2008.

Regionally, Yamana holds 140,000ha of exploration concessions covering almost all Jacobina Basin which extends for 155 kilometres north-south by 25 kilometres east-west and it consists of inverted fining upward rift basin where the reef types were formed in braided river and/or alluvial fan systems. Jacobina is similar to Tarwa Basin in Ghana, and Witwatersrand in South Africa, gold mining districts with historical production of 10 million ounces and 1,500 million ounces, respectively (see Table 1 below).

Several regional targets have been explored by Yamana, being the most important Pindobaçu (70 km north of mine area), which is a lode gold deposit, located in the unconformity of the rift basin and the greenstone belt basement, with significant high grade intersections and the Entry Point, where a new mineralized reef was discovered 80 km far north of the traditional Jacobina mine area.

Considering that Canavieiras is still open along the strike (South Extension), Morro Vento is also open downdip (East Extension), the significant regional potential, the very close similarities to world class deposits and the remarkable mineral resource growth achieved in the last four years, it is fair to expect Jacobina reaches over 10 million ounces of gold in global resources in a medium term.

The 2008 requested budget is US$4.5M, totaling 14,500m with 50% will be expected in Canavieiras and Morro do Vento step out resources and 50% will be expended in the North Area (Pindobaçu, Entry Point and others). Also the regional exploration and target generation will be improved.

Comparison between Jacobina, Tarkwa and Witswatersrand basins:

FEATURE	JACOBINA	TARKWA	WITWATERSRAND
AGE	2.0 G.a.	2.1 G.a.	2.7 G.a.

DIMENSIONS	200x25km	220x40km	300x150km

SHAPE	Linear	Linear	Arcuate

SETTING	Inverted rift	Inverted rift	Inverted foreland or escape basin

BASIN FILL SEQUENCE	Conglomerate to quartzite to phyllite (fining up)	Conglomerate to quartzite to phyllite (fining up)	Quartzite to phyllite to quartzite to conglomerate (coarsening up)

FILL THICKNESS	2,500m	2,600m	7,000m

ENTRY PTS.	Two known	Four known	Six known

Reef TYPES	Braided river, alluvial fan	Braided river, alluvial fan	Braided river, alluvial fan, estuarine-submarine fan

MAGMATISM	Post-dep. mafic, u/m sills & dikes, late granitoids	Post-dep. felsic-mafic sills/dikes, late granitoids	Syn-depositional granitoids, post depositional mafic sills, dikes & lavas

META- GRADE	Medium grade	Low grade local medium	Low Grade

MAIN MINERALS	Au, minor U	Au, no U	Au, U

QUARTZ VEIN DEPOSITS	Yes (Pindobaçu)	Yes (Damang)	Yes but small (Wilgespruit)

HISTORICAL PRODUCTION	0.7Moz+ (1745-1998)	10 Moz (1880-2000)	1500 Moz (1886-2000)

RESOURCE	7 Moz +	16 Moz	1500 Moz

(all classes)

Geological Setting

The Precambrian terrains of the northeastern part of the São Francisco Craton, in the state of Bahia, show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt.  A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 kilometres long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block.  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt. To the west of the Jacobina range, Paleoproterozoic late- to post-tectonic, peraluminous granites (the Miguel Calmon-Itapicuru, Mirangaba-Carnaíba, and Campo Formoso granitoids) outcrop as hilly landscapes.

Mineralization

In the Jacobina area the important gold-bearing units known thus far occur along the southern 40 kilometres of the 85 kilometres long conglomeratic and quartzitic Serra do Córrego Formation, which is overlain by the quartzitic Rio do Ouro Formation. Together, these formations comprise the Jacobina Group. To the east and north of the project, quartzites, metaconglomerates and andalusite schists of the Serra da Paciência Formation, here interpreted as equivalents to the Serra do Córrego and Rio do Ouro Formations, and metacherts, metagreywackes, banded iron formations, and metapelites, of the Mundo Novo Greenstone Belt, are strongly affected by the north-northeast-trending strike-slip faults with reverse components of the Pindobaçu fault system. Along these structures significant structurally-controlled and epigenetic gold occurrences, like the Pindobaçu and Fumaça garimpos (artisanal gold workings), are related to kilometre-sized hydrothermal alteration zones. The main hydrothermal alteration types are: fuchsitization; silicification; pyritization; tourmalinization; sericitization; and, hematitization. Gold occurrences are found in areas displaying a regional fuchsitization, followed by local silicification and pyritization, and sometimes, localized tourmalinization. Hematitization is a late alteration.

In the southern part of the belt, gold is predominantly hosted in pyritic or hematitic, silicified and fuchsite- altered quartz pebble conglomerates of the Serra do Córrego Formation. However, as one moves to the north along the belt, the focus of gold mineralization appears to shift eastward. The bulk of occurrences in the northern part of the belt occur within quartz veins and silicified zones in orthoquartzites, andalusite schists and minor conglomerates of the Jacobina Group that are tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies. Hydrothermal alteration shows a strong relationship to major faults, particularly the Pindobaçu fault system.

The gold deposit/occurrences of the Jacobina range into four main groups, primarily based on the nature of the host rock. These groups are: (1) conglomerate-hosted gold deposits — encompasses the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district (the Jacobina Mine (João Belo Zone), Itapicurú (Morro do Vento/Morro do Vento Extension) and Canavieiras mines and other smaller occurrences); (2) mafic-hosted gold deposits - represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz-pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations; (3) ultramafic-hosted gold deposits — represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g. Mina Velha and Jacinto); and (4) quartzite-hosted gold deposits — represented by shear zone-related quartz veins hosted by quartzite of the Rio do Ouro and “Cruz das Almas” Formations (e.g. Maravilha and Goela da Ema).

A fifth group was defined and corresponds to gold mineralization related to strongly, hydrothermally altered zones, which occur along the Pindobaçu fault system, which also affects the Mundo Novo Greenstone Belt rocks (e.g. Pindobaçu, Santa Cruz and Fumaça garimpos).

Drilling

The original database, from which JMC estimated the mineral resources at the Jacobina project in 1998 is comprised of two types of samples: diamond drill core and chip/channel samples.  Until the mid 1990’s, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William. DSM later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps and sections.  All holes have were verified and entered into the electronic database by DSM.

                The drill holes in the JMC database are a mixture of BQ-sized (core diametre = 36.5 mm), NQ-sized (core diametre = 47.0 mm) and TT-sized (slightly smaller than BQ) core.  The BQ core was drilled from company-owned surface exploration drill rigs and the TT core from underground.  All drill hole setups were marked up underground, in paint, by a surveyor.  The mark-up included a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

                In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate.  The mapping and chip channel sampling were plotted on plans and is available for interpretation purposes during resource estimation.  The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

                All exploration drilling since JMC by DSM and Yamana has been conducted by contract diamond drillers using modern wireline surface drill rigs.  The drills were aligned using foresights and backsights set up by DSM geologists.  All holes were stopped under geological control to ensure that target horizons had been reached.   The logging and sampling procedures have been consistent with those used by JMC to provide continuity with historical drill information.

                In 2007, Yamana completed 267 holes totaling 37,854 metres to explore extensions and targets in the João Belo (153 holes, 16,471 metres), Canavieiras (43 holes, 15,491 metres) Serra do Corrego (10 holes, 264 metres) and Morro do Vento (12 holes, 310 metres) and Morro do Vento (49 holes, 5,317 metres) target areas.  In addition, 6,214 metres of diamond drilling in 15 holes was completed to follow up targets and define a mineral resource at Pindobaçu.

                The total number of drill holes in the database in the Jacobina Mine Complex area is 2,024 holes totaling 258,355 metres.  The total number of assay samples in the database is 300,197.  In addition, there are 85 drill holes totaling 20,422 metres in the database for the North Bahia Gold Belt, principally at Pindobaçu.

Sampling and Analysis

During its operation prior to 1998, the Jacobina mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicurú mine. The laboratory is equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses.  AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold.  All samples from the geology department were analysed by the FA method with gravimetric finish.

Micon’s review in 1998 concluded that the sample preparation procedures used in the laboratory was a conventional one used in the mining industry for decades, although some improvements could be made, specifically  changing from the use of disk pulverizers to a ring pulverizer.

Nevertheless, in 1998, Micon expressed its opinion that given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed that the sample procedures employed by JMC have had a very limited effect on the accuracy of the resource estimation.

Since work was reactivated by DSM in 2002 and continued by Yamana since April 2006, the primary analyses of all samples were performed by SGS Geosol Ltda. (SGS), an ISO 9001, 2000 certified laboratory located in Belo Horizonte, Brazil.  Samples were routinely shipped each 2-3, in batches of 100 to 250, by truck to Salvador and then by air freight to Belo Horizonte.  SGS regularly provides Yamana with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

In June 2004, DSM introduced three (3) external analytical standards developed by Ore Research & Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd., a practice that Yamana has continued.  The standards, which come in sealed foil packages containing 50g of material, were inserted into batches of samples at the rate of 1 per 75 samples.  SGS Geosol also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures.  Results of the standards inserted by DSM and Yamana were within acceptable analytical limits. Virtually all of the samples are with + or — 2 standard deviations of the recommended values and the Best Fit line in each graph is very close to the recommended value.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. since 2002.  Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol.  ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April, 2004 as described above).  These samples are shipped to Vancouver for analysis.  This check procedure was continued for the 2005 and 2006 exploration programs.  During 2007, ACME was used as a second laboratory at which 5% of the pulps and 10% of the rejects were analyzed to compare results obtained in previous years.  Due to good correlation between the results, in 2008 it is expected that 5% of pulps and 5% of  rejects will be used.

Following acquisition of the Jacobina project in April 2006, Yamana has continued to use the QA/QC protocols that were followed by DSM.

Security of Samples

At the Jacobina mine, a large covered storage facility (roof only) is maintained, with an office for logging and racking of core. This facility is protected by wire mesh and has a locked gate to prevent unauthorized access.  It has power and water and was located behind the mine’s main gate.  There is a 24 hour security presence at the mine and this has been the case since closure of the mine in 1998.  Old core retained by the previous operators is intact and in relatively good condition.

Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility.  Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

Mining Operations

The modern production history of the Jacobina Mine Complex began when the processing plant was commissioned in late 1982 and had its first full year of production in 1983. Production of gold was achieved from three main production areas (Itapicuru - Morro do Vento and Morro do Vento Extension, João Belo and Canavieiras) during the 1983- 1998 period. Low metal prices forced the closure of the mine during the 1999-2004 period, after which production began again in mid-2005. Total production from 1983-2005 was 8,586,744 tonnes at a recovered grade of 2.57 g Au/t containing 710,836 ounces gold.

The mining method that is used at the Jacobina Mine (João Belo) is sub-level retreat open stoping method. Pillars are left based on the rock mechanics study done by MLF Geotecnica e Mechanicia de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of unpay or low grade zones within the ore body. Sill pillars and stope access pillars are temporary left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be 88%, which is consistent with what is currently being achieved and also consistent similar sized ore bodies with excellent ground conditions and using Longhole mining methods.  Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 metres.  The drilling is by electric hydraulic tire-mounted, ITH hammer drill rigs and takes place from the sub-level to the drill drift or undercut drift.

Work commenced in August 2005 on collaring the 720 Level access portal for the Morro do Vento mine and slashing of the access adit. A power line has been installed directly to the Morro do Vento site and new mining equipment purchased.  As of December 31, 2005 the access drift was 720 metres in length and included approximately 350 metres of slashing to a cross sectional dimension of 5 metres x 5 metres.  Ore development at Morro do Vento in 2006 was 1,577 metres and ore extraction related to this development was 77,808 tonnes from June to December 2006.

The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process.  The process involves the following activities: grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (CIP) circuit.  Achieved mill statistics for the operating year 2006 were approximately 1.4 million tonnes processed with mill recovery of approximately 94%.  A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.

The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant.  The ROM is initially sized by a 50 x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm and has a 350 tonne per hour capacity.  The product from the jaw crusher, which is <200 mm, is fed into two silos.  The material is then fed into semi autogenous grinding mills and is ground to a size of 80% passing 200 mesh.  The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor.  The Mill No.2 is 4,572 mm x 9,144 mm and is equipped with two 1,342 kW motors.

The pulp from the grinding circuit is pumped to the leaching tanks.  The leaching circuit consists of four 9.5 m diametre x 10.25 m high mechanically agitated leach tanks and twelve 212 m(3) Pachucas.  The leach residence time is 24 hours.  The pulp is then sent to the CIP circuit. The CIP circuit consists of six 5.6 m diametre x 7.8 m high, 180 m(3) capacity mechanically agitated CIP tanks.  The enriched carbon from the CIP circuit is removed and stripped of its gold.  From here, the pregnant solution is circulated through electro winning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored.  The Mill has “zero discharge” criteria for its effluent into the environment.  All the water used in the milling process is recycled.  Approximately 200 m3/hr of the 450 m3/hr make up water is reclaimed from the tailings pond.  A new tailings pumping system was added to handle the increased throughput.  There is an environmental engineer on staff who continually monitors and evaluates the mill and mines’ performance.

AMEC Americas was commissioned to complete a pre-feasibility study for the proposed plant expansion to 6,500 tonnes per day and 10,000 tonnes per day.  Additional metallurgical testing of the ore is planned to determine how to best optimize the flow circuit in the expansion scenarios.

Production and cost improvements were implemented at the Jacobina gold mine in 2006. The Company recently initiated the following improvements:

-                 A change in mining method to reduce dilution and improve grade.

-                 Improved processes to increase safety and reduce risk of damage to equipment.

-                 Installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills.

-                 Began engineering and mine plan to increase production to 6,500 tonnes per day by late 2007.

Grade improvements resulting from the change in mining method and increased production resulting from the added crushing circuit began to take effect in 2006.  Total gold production in 2007 was 54,076 ounces of gold.

Power consumption to run the mills was also reduced with the added crushing circuit. Estimated reduction in power consumption to run the larger of the two mills is 20 to 25 percent below previous power consumption levels. This should result in a further reduction in cash costs and maintenance costs and there will be less wear on the mill liners.

Jacobina is undergoing an expansion to increase throughput capacity to 6,500 tonnes per day, to 8,500 tonnes per day by the end of 2008 and 10,000 tonnes per day by 2011. Gold production at Jacobina is estimated to be in the range of 135,000 to 145,000 ounces of gold in 2008 and in the range of 180,000 to 190,000 ounces in 2009.  Production at Jacobina is expected to increase quarter over quarter in 2008 as the mine ramps up to its planned first phase throughput expansion level.  In the first quarter of 2008, production and costs were impacted as planned upgrades to the mills were required to accommodate the increase in production and longer mine life.  Yamana continued development work and to mine and stockpile ore during this period.

Exploration

Three areas of the Jacobina project were the targets of activity by Yamana during 2007:  Canavieiras South Extension, João Belo and Morro do Vento East to investigate the down-dip potential of the Intermediate Reef. Between Canavieiras South and Morro do Vento East there is a favourable condition, where Serra de Corrégo Formation stratigraphy is cut at coordinate N=8756000 by an east-west trending fault with an approximately 600 metres offset to the west.  This additional potential extension south of this fault, represented by Morro do Vento East, may extend up to 2.7 kilometres along strike further south and has never been drill tested until 2007.  Reconnaissance diamond drilling at 400 metres centre along strike tested this extensive target. At João Belo work focused on the continuity of the LMPC reef north of the main cross fault as well as in-fill drilling of the dip extension of the LMPC reef in support of upgrading the classification of the mineral resources from the inferred category.  Work in the Northern Bahia Gold Belt included drilling at Pindobaçu and follow up regional exploration including geological mapping, sampling, prospecting and soil geochemical surveys.

During 2007, drilling has continued to focus on the Canavieiras and on Morro do Vento east.  At Canavieiras a total of 13,676 metres of diamond drilling in 21 holes was completed during 2007 to infill and extend down dip previously identified mineralization along a two kilometre extension of conglomerate reefs.  Most of the known resource at the Jacobina mine complex is at Canavieiras mine.  The 2007 drilling results confirm the continuing importance of Canavieiras to the future expansion of Jacobina and the potential that this mine will be larger and with higher grades than those currently being mined at Joao Belo.

Drilling at Morro do Vento is currently in progress to study for potential down-dip extensions.  Drilling at Pindobaçu resulted in definition of a mineral resource which is included in the 2007 estimates.

Mineral Resources and Mineral Reserves

See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Gualcamayo Property

Property Description and Location

The Gualcamayo Property is located in northern San Juan Province, Argentina, approximately 279 kilometres north of the provincial capital of San Juan.  The main Gualcamayo block consists of one Cateo and 57 Minas, as shown in the table below, and covers 7,128 hectares.  A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area.  Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant.   A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid.  Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo.  Six (6) contiguous Minas known as the Virgen de Lourdes Property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

The Gualcamayo Property is owned 100% by Minas Argentinas S.A (“MASA”), a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy Exploration Ltd. in October of 2006.  Royalties on the property are as follows: (i) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% NSR, capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs and (v) an export tax of 5% of the value of the doré exported.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

Following the official granting of mining rights the Environmental Protection Law for the Mining Industry in Argentina requires an Environmental Impact Statement (“EIS”) be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines at the onset of prospecting, exploration and exploitation on the property.  On December 18, 2006, MASA submitted the exploitation EIS for Gualcamayo’s Quebrada del Diablo deposit to the government of the province of San Juan, Argentina, required to receive the operating permit for mine development (Declaracion de Impacto Ambiental, or DIA).  The DIA was issued by the authorities on August 16, 2007.  Using an average gold price of US$480/oz, the diluted proven and probable Quebrada del Diablo (“QDD”) open pit reserves were reported as 66.8 Mt of grading 0.824 g/t Au. The average stripping ratio was 3.43 waste:ore. The mine life is 8.8 years for the heap leach operation at an annual production rate of 7,600,000 tonnes. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices and with the current NI 43-101 resource.

The QDD deposit is presently in development and construction of the process and infrastructure installations is underway. A positive construction decision was announced by Yamana in August 2007 following the results of the positive feasibility study, formal approval of the Gualcamayo Environmental Assessment report and issue of the DIA (Declaracion de Impacto Ambiental).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to two the main camps. The main space camp has capacity for approximately 400 persons, and includes offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas.  Electrical power is supplied to the camps by diesel driven generators.  The second camp was constructed during the 1980s and is located 0.5 kilometres north of the QDD resource.  The camp includes accommodations housing 45 persons, and includes offices, washrooms and a kitchen/dining room building.  This camp will remain operable during construction and early operations, but will eventually need to be decommissioned as it lies within the ultimate waste dump footprint.

The climate is semi-arid with average annual precipitation of just under 200 mm; summer highs approaching 40° C and winter temperatures averaging 10° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 centimetres above 2,000 metres.  The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December to March, no disruption of operation can be expected. Vegetation primarily consists of thorny shrubs and cacti. Wildlife is relatively sparse and there is no agriculture within the project area.

The general services and infrastructure for the area are good. The National power grid is located approximately 65 kilometres from the project site.  Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

Elevation ranges from 1,600 metres to nearly 3,000 metres. The most prominent physiographic feature is QDD, a northwest trending structurally-controlled 750 metres long canyon with up to 400 metres of near vertical relief.

History

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp Exploraciones S.A. (“Mincorp”) explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration programme initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of US$400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study.  Recommendations from this study included further in-fill drilling so as to upgrade the resource to the measured and indicated categories; additional metallurgical test work; detailed geotechnical studies; further hydrological site studies; and a detailed assessment of power supply.

GeoSim Services Inc. (“GeoSim”) completed an updated mineral resource estimate in September 2006.  Using a cutoff grade of 0.3 g/t gold a measured and indicated resource of 74 million tonnes averaging 0.88 g/t gold was estimated. An additional 13.9 million tonnes grading 1.17 g/t gold was classified as inferred.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. Using an average gold price of US$480/oz, the diluted proven and probable QDD open pit reserves were reported as 66.8 Mt grading 0.824 g/t Au. The average stripping ratio was 3.43 waste:ore. The mine life is 8.8 years for the heap leach operation at an annual production rate of 7,600,000 tonnes. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices and with the current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study.  The combined measured and indicated AIM resource using a cut-off grade of 0.5 g/t Au was reported as 4.6 million tonnes grading 2.91 g/t Au. An additional 1.57 million tonnes averaging 2.7 g/t Au was classified as inferred. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics. Optimized pits using a gold price of $315/oz contained a combined 3.0 million tones of ore averaging 3.15 g/t Au at a cut-off grade of 0.27 g/t. A 5-year production schedule was formulated using a mining rate 1,650 tonnes/day with overall waste:ore ratio of 6.57:1.

The QDD deposit is presently in development and a positive construction decision was announced by Yamana in August 2007 following the results of the positive feasibility study and on the formal approval for its Gualcamayo Environmental Assessment report.

The QDD Lower zone was intersected by 16 core holes between 2005 and December 2007. Drilling and underground development of this zone is continuing to test for expansion of the zone and to upgrade inferred resources to the measured and indicated category.

In September, 2007 an interim resource update for the Amelia Ines and Magdalena (AIM) deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.  Measured and indicated resources for the combined deposits were estimated at 6.165 million tonnes averaging 2.62 g/t Au above a cut-off grade of 0.5 g/t Au. An additional 2.05 million tonnes grading 2.57 g/t Au were classified as inferred.

In March 2008, GeoSim completed an updated mineral resource estimate. This report included updated QDD Lower and AIM resources. The QDD Upper resource was restated to exclude the QDD Lower zone, resulting in the QDD Upper inferred resource being reduced by approximately 2.6 million tonnes equivalent to 292,000 in situ ounces.

Geological Setting

The Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastic sediments, which are in turn overlain by late Carboniferous-Tertiary continental clastic sediments. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

The Gualcamayo Property is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastic sediments of Upper Ordovician Trapiche Formation.  The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold AIM deposits.

At QDD, gold mineralization is concentrated within stockwork-fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At AIM, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

Exploration History

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA.  The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate.  Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2006, and a summary of the exploration to date is as follows:

Pre 1983 Small Miners - High grade shear-hosted mineralization.

1983 - 1988 Mincorp - Map & sample Amelia Ines/Magdalena/Belgrano areas; underground sample programme at Amelia Ines/Magdalena/Belgrano; surface & underground drill programme of Amelia Ines/Magdalena/Belgrano areas.

1996 - 1997 MASA - Mapped & recon-sampled Gualcamayo; discovery of breccia/sediment hosted gold mineralization at QDD.

1998 MASA - Cut channel samples at previous site rock-chip panel; results consistent and higher; detail sample/map QDD 130 continuous rock-chip; channel samples at 1.7 gold grams per tonne; contractor review of regional aeromagnetics; diamond drill QDD area.

1999 MASA- Petrographic studies; geologic mapping/sampling 1:500 scale; diamond drill and reverse circulation drilling QDD; metallurgical test work on core and cuttings.

2000 MASA - Structural mapping (1:250 scale) coincident with geochem programme; reverse circulation drill programme.

2003 MASA - Rock geochem sampling; re-sampling of Anglo drill core.

2004 MASA - Reverse circulation drill programme; rock geochem sampling; channel sampling; re-logging of drill core.

2005/2007 MASA - Core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; petrographic study; electron microprobe study.

In January 2005, new digital topographic base maps were created by PhotoSat Information Ltd. using IKONOS satellite data. Contour maps covering QDD and the surrounding areas were generated using an interval of 2 metres. Resolution of surface features using this method is analogous to resolving ridges 30 to 40 metres apart. Problems with topography in the Quebrada del Diablo were partially resolved by re-working the data using additional control points. Portions of the contour maps were modified by hand where surveyed drill collars did not match the initial topography. Due to the presence of vertical walls and overhangs the quebrada still poses challenges in modeling and other survey methods are being investigated to help resolve them. Photosat also generated regional maps using a 10 metre contour interval for use in reconnaissance mapping and sampling elsewhere on the property.

In February 2005 a set of ASTER satellite images were generated by PhotoSat Information Ltd. for use in regional exploration. Various band combinations were used to develop images highlighting clay, silicate and sericite alteration as well as enhanced imagery to assist in bedrock mapping and structural analysis.

In January 2006 an airborne magnetic survey was completed over the project area by New Sense Geophysical Limited using a helicopter survey system. The total coverage of the survey block amounted to 1255 kilometres. The resulting maps were used to generate targets for the ongoing regional exploration programme on the property.

Total drilling of the QDD deposit to the end of 2007 included 190 core holes and 134 RC holes totaling 79,905 m. Total drilling of the Amelia Ines deposit to the end of 2007 included 133 core holes and 23 RC holes totalling 13,947 m. Total drilling of the Magdalena deposit to the end of 2007 included 71 core holes and 21 RC holes totalling 13,566 m.

Mineralization

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts. The mineralizing fluids were then dispersed into the pre-existing karsted limestone bed traveling up dip following the hydraulic gradient. The permeability was provided by the initial pre-existing karst voids and several deformation and alteration factors forming large breccias, including the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during transpressional and transtensional wrench faulting.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to intrusive breccia. The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At AIM, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Higher grade gold zones in the QDD deposit (>2 gpt Au) are common and related to fold hinges, sediment infilled karst cavities and brecciated intrusive contacts with limestone and marble.  Mineralized breccia thickness range from 30 to 150 m thick and extend more than 500 metres outboard to the east and northwest of the QDD feeder structure.  Due to the complex folding along north/north-west and east-west axes and strong lithological control, the mineralized collapse breccias form and undulatory ore deposit (dome and basin geometry) underlain by the hydrothermally altered dolomite member of the upper San Juan Fm.  Although more confined, gold mineralization remains open down dip along the QDD fault zone cutting the white recessive limestone unit of the lower San Juan Fm.

The QDD deposit is silica poor, high level gold-arsenic system with fine marcasite and trace amounts of realgar and orpiment forming the main sulphide minerals.  Silver values are generally less than 0.1 ppm.  Barium is also elevated (200-400 ppm) with higher concentrations localized along brecciated east-west striking dike margins.  Mercury and antimony are weakly anomalous.  Strong clay alteration along brecciated instrusive margins consisting of supergene kaolinite and alunite is also common suggesting a fairly acidic hydrothermal system.  Gold occurs mainly as 1-5 micron inclusions within marcasite that was deposited with calcite along fractures and breccia matrices.

The mineralized structures and breccias are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals ear intrusive breccias and contacts where sulphides are preserved.  It is estimated that sulphide mineralization makes up less than 5% of the total resource.

At AIM, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Drilling

At the Amelia Ines deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground drilling from 79 holes from 1983-88.  They also conducted an Induced Polarization survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

In 1988, Mincorp reported a proven and probable resource of 1.01 million tonnes averaging 5.77 grams per tonne gold above a cutoff grade of 1 grams per tonne. This resource included 436,000 tonnes grading 9.3 grams per tonne gold above a cutoff grade of 3 grams per tonne gold.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 holes at QDD. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

In 2004, MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC drilling was also conducted at Amelia Ines (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90º to +45 º in order to test previously inaccessible portions of the QDD deposit and other exploration targets.  Four core holes were completed before the end of 2004 amounting to 712.6 metres.

Core and RC drilling was continued throughout 2005 (27,000 metres), 2006 (31,903 metres), and 2007 (25,205 metres) on QDD, Amelia Ines and Magdalena.

Elsewhere on the Gualcamayo property, several core holes and RC holes were completed to test other exploration targets and as condemnation holes and geotechnical holes in the QDD areas in 2005 through 2007.

Sampling Method and Approach

Reverse Circulation Drilling

The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg).  One split was delivered to the lab and the other labeled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample.  One was submitted blind to the primary lab and the second to the check lab.  A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab.  In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005.  The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics.  The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample.  Three standard values were used:  low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), and high (2260 & 2760 ppb Au).  A second batch of standards was developed in 2006 when all of the first set had been consumed.  The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile.

Between 2000 and 2004 down hole surveys in RC holes were taken at 3 metre intervals using a Maxibor instrument. Since 2005, down hole surveys were taken periodically using a single-shot instrument at approximately 50 metre intervals.

Core Drilling

                In general, diamond drill holes were completed with HQ core size in order to achieve the best recovery and sample size.  Some holes were reduced to NQ to achieve target depths.  Core recovery was generally good to excellent in limestone and marble but moderate to poor in breccia  and quartz diorite porphyry zones.  Overall core recovery averaged 82%.

                The core was placed in standard wooden core boxes and transported to camp for logging and sampling.  Most core holes were sampled at two metre intervals or at a change in geology.  All core was photographed prior to logging and sampling.  Geological and geotechnical logs were prepared for all holes.  Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter.  Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.  The introduction of blanks and standards into the sample stream was the same as for the reverse circulation drilling previously described.

                Drill hole surveys were taken using a single-shot instrument at approximately 50 metre intervals.  Results indicated that holes tended to flatten slightly with depth but had no consistent change in azimuth.

Security of Samples

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab or trucked to the Company’s San Juan, Argentina office for secure storage until being picked up by an assay laboratory vehicle, depending on the size of the shipment. Rock and silt samples are transported to camp by the geologist collecting the samples, then shipped to the assay laboratory preparation facility by the same method described above for drill samples. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures.  Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 mm); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

Gold was initially analysed at Alex Stewart by Fire Assay on a 50 gm split and lab checks were performed on every 10th sample.  Starting in July 2005, the split size was reduced to 30 gm in order to eliminate periodic over boiling problems in the crucibles caused by the high carbonate content.  Alex Stewart believed that reducing the split size would not be detrimental to the validity of the assay due to the fine grained nature of the gold (1-10 microns).  To verify this, fire assays were carried out on two drill holes previously analysed using the 50 gm split.  No significant differences were observed between the original assays using a 50 gm split and the 30 gm pulp re-checks.

Samples with gold assays exceeding 10 grams per tonne were routinely re-checked using a gravimetric finish.  A 37 element ICP suite including silver was scanned using acqua regia digestion.  All pulps were returned and maintained in long term secure storage.  Select reject samples are organized in labeled rice bags and stored in a secure area at Camp Gualcamayo.  Bags are systematically organized to facilitate easy retrieval in the future for all other analytical, metallurgical or environmental test work.

Mineral Resources

                See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Metallurgical Testwork

QDD

Testwork of the QDD Upper deposit included bottle roll test results, column tests and bottle roll tests resulting in an extensive metallurgical database.

Column testwork was completed during 2006 at the Instituto de Investigaciones Mineras located at the University of San Juan in Argentina, under the supervision of Resource Development Inc. (“RDi”), mineral processing consultants from Denver, Colorado.  The final report was issued July 11, 2006.  The collection of samples and the testwork was completed in accordance with industry standards, and the column testing was performed pursuant to a test protocol prepared by the Company and RDi.  The testwork consisted of fourteen (14) column tests performed at the University of San Juan, plus one check column test performed at RDi’s lab in Wheat Ridge, Colorado.  The material tested was from the QDD resource and included crushed HQ core from the 2005 drill programme and excavated ore from the Portezuelo Blanco (“Ptz. Blanco”) zone.  Five different composites of ore, selected to represent a range of oxidized ore grades as well as a sample of sulphide material, were tested.

Gold recovery ranged from 71.3% to 87.2% for oxide samples.  Recovery in the sulphide ore, which represents less than 5% of the currently defined resource, was 47.5%.  Solution application rates were generally standardized at 0.20 litres/min/m2 with 0.5 g/L NaCN concentration. Reduction of either the application rate or cyanide concentration was found to be detrimental to the extraction of gold from the sample.

Ore was generally crushed to a crush size of 100% passing 1 inch (25mm).  Crushing of the material to 0.5 inches (13mm) did not dramatically improve the overall extraction.  When one sample was crushed to 1 inch (25mm), the extraction was approximately 7% better than when crushed to only 4 inches (100mm), and time to achieve the reported extraction decreased from 62 days to 35 days.

The recovery curve showed “break-out” of gold extraction at 6 days, with extraction generally leveling out after 21 days which indicated extremely fast column test leach kinetics. Columns containing 1 inch (25mm) or finer crush sizes were leached for a maximum of 35 days including a 1 week rest cycle, and leaching beyond 21 days contributed between 0.2% and 2.5% to overall gold recovery.

Lime addition in the leach solution was on average 1.3 kg/t and ranged between 1.2 to 1.7 kg/t for other oxide samples.  Lime consumption for the sulphide column was 2.5 kg/t.

Cyanide consumption ranged from 0.171 kg/t to 0.236 kg/t for oxide ores, and 0.512 kg/t for the sulphide ore.  As no lime was added to the ore when filling the columns, the pH dropped below 10 during the first several days of operation, resulting in increased cyanide consumption.  RDi recommends that during operations, lime be added at a rate of approximately 0.5 kg/t of ore prior to stacking on the pad. Time consumption, as determined in bottle roll tests of equivalent samples, ranged between 1.1 to 1.8 kg/t.

Going forward, RDi has recommended an average recovery of 80%, based on nominal crush size of nominally 80% passing 1 inch (25mm).

Metallurgical testwork of the QDD Lower West deposit is currently limited to bottle roll testing. However the mineralization is believed to be similar to the QDD Upper zone. A metallurgical testwork programme for QDD Lower West is planned to be completed during the first half of 2008.

Amelia Ines and Magdalena

The gold-bearing mineralized zones for the AIM deposit is primarily sulphide-bearing skarn, breccia and marble  deposits containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization.  The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization.  The gold mineralization extends beyond the skarn into the surrounding marbles.

A program of column testing and bottle roll testing of AIM ore was completed in 2007 subsequently to preparation of the AIM scoping study. Fourteen column tests were performed on AIM ore samples in 2007.  Tests were performed at the University of San Juan under the supervision of MASA. Gold recoveries observed in the columns ranged from 32% to 74%. Recovery is correlated with oxidation levels, but is more variable than that observed in QDD ore samples. Predicted average recovery for AIM ore is 52% based on a heap leach operation with ore crushed to 100% passing 1”. Estimated average cyanide and lime consumption are 0.6 kg/t and 3.7 kg/t respectively. Bottle roll tests were performed using core sample intervals that provided a good spatial distribution through the AIM deposits. Bottle roll tests were performed using 10 mesh, 200 mesh and 325 mesh material. Based on these tests, it is estimated that agitation leaching would achieve 80% recovery based on material ground to 80% passing 200 mesh.

Current Exploration and Development

Development of the QDD Upper deposit commenced in 2007 following a positive construction decision in August 2007. Project development is proceeding including installation of process facilities and supporting infrastructure, prestripping of the open pit, and stockpiling of ore. The process facilities are designed to process 8.6 million tones per annum.

Yamana’s current exploration focus at Gualcamayo is expansion and definition of the QDD Lower West deposit. The QDD Lower West resource announced in March 2008 is based on limited drilling and remains open-ended. Drilling of this zone is continuing, and the Company intends to issue an updated QDD Lower West resource by mid-2008.  The recently defined QDD Lower West resource is part of a WNW trending, subhorizontal, westly plunging tensional gash, hosted by carbonate breccias, marble and karsted limestones. Dimensions of this continuous zone of mineralization are currently 300 m of strike, 100 metres thickness and minimum down dip length of 160 metres averaging more than 1 gram per tonne gold.  The zone remains wide open to the west and down dip.  More than 75% of the resource is oxide and therefore amenable to heap leaching.  There may be additional, similar scale dilational zones down dip along the structural system. The size, continuity and open ended potential in at least two directions indicates that the QDD Lower West has a significant exploration potential (not including the district potential).

Minera Florida Mine (Alhué Property)

Location and Property Description

The Minera Florida Mine (or Alhué Property) is located within the Coastal Range in the Metropolitan Region of Central Chile, approximately 75 km Southwest of Santiago, near the Melipilla City.

The Property consists of 149 Mineral Licences, covering a total area of approximately 10,200 ha. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The remaining 113 mineral licences are exploration licences.

The Company has all necessary environmental licenses for its current operations at Minera Florida.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The access to the property is by paved road, along Route 78 approximately 60 km west to Melipilla, then South approximately 60 km along secondary highways No. 34 and 21, and then east approximately 55 km along secondary highway No. 29. The total distance from Santiago is approximately 175 km.

Springs and perennial streams are common. Average annual rainfall totals approximately 330 mm, most of which falls during the relatively rainy winter months from June to August. Temperature ranges from a low of about freezing to 12º C in the winter months to a maximum of about +35º C (average about 14º C) in the summer months, from November to March (Florida, 2006).

The two towns of Alhué and El Asiento are located close to the Alhué Mine, also known as Pedro Valencia Mine, with a combined population of approximately 3,000 people (approximately 2,650 for Alhué and 350 for El Asiento), including some of the mine employees. Transportation to the Alhué Mine or the plant is by company vehicles.

The Alhué Project is situated in an area with moderate to rugged topographic relief characterized by narrow valleys and high hills. The general area is characterized by a central valley 2 km to 3 km wide bounded by two mountain ranges, with approximately 500 m in topographic relief, of the coastal mountain range in central Chile. The elevations are in the range from 1,500 m to 2,300 m above mean sea level (AMSL) with mountain peaks generally above 2,000 m AMSL.

Electric power, is available at El Asiento, a town approximately 5 km from the Alhué Mine, which is linked to the Chilean Power grid. Telephone and high speed internet service is available at the site. Water is available from small rivers and creeks within the property. Infrastructure is very good for mining activities, since there are a number of other mining operations in the general area. Infrastructure for mining equipment and personnel is available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production, including the El Teniente copper mine. A high voltage power line follows the roads connecting the Alhué Mine, the towns of El Asiento, Alhué, and other cities and towns in the Metropolitan Region of Chile.

History

Historic mining and prospecting activities in the Metropolitan Region of central Chile, which hosts the Alhué deposit, date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers. In the early 1700s, prospecting work led to the discovery of several gold bearing occurrences and the development of gold deposits in quartz veins in 1739, which started a mini gold rush.

In 1886, Albion Mining Company (Albion) constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method. A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944. From 1944 to 1986, little exploration or mining activities were carried out in the area.

In 1986, Sociedad Minera Maipo S.A. (SMM, a predecessor company to Florida) commenced exploration and regional evaluation of the area. In 1987, SMM constructed a processing plant, developed the gold bearing veins of the Alhué deposit and started small scale mining operations at the Lo Toro and Pedro Valencia deposits (currently Pedro Valencia is also known as the Alhué Mine).

In August 2005, Meridian’s wholly owned Chilean subsidiary, Minera Meridian Limitada, entered into an Option Agreement to acquire all the surrounding mineral concessions around the Alhué Mining Licences (Additional Alhué Property) from Inversiones Santo Domingo S.A. y Otras (Santo Domingo), for US$100 millions in cash. The initial costs include US$5 million to be spent over a period of eighteen months on exploration costs including 40,000 m of underground drilling and driving more than 1000m of tunnels for underground drilling. This Option agreement was amended on May 2, 2006. The Additional Alhué Property may contain mineralized structures which extend from the Alhué deposit.

All parties agree June 30, 2006 to be the “Execution Date” of the Option Agreement.

The mine has been in production ever since. To December 31, 2005 some 5.6 million tonnes of material at an average grade of 5.9 g/t Au and 55 g/t Ag have been mined from the Alhué underground mine.

Yamana became the owner of Minera Florida when it completed the 100% acquisition of Meridian Gold Inc. on December 31, 2007.

Geological Setting

The area of the Alhué Property is underlain by Upper Cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites.

The gold and polymetallic mineralization is hosted by quartz veins and stockwork mainly within the andesitics units and occasionally within the tuffs of the Upper Cretaceous Lo Valle Formation. The veins and other structures in the area, are commonly associated with hydrothermal (siliceous and propylitic) alteration and mineralization, including gold, silver, zinc and lead values.

There are four major sets of mineralized structures that are recognized in the area. These are:

•                  Northwest trending structures (average orientation at Azimuth 2 82°) such as the steeply north or south dipping Pedro Valencia, Berta, Peumo, Marisol and Lisset structures.

•                  East-West structures, such as the vertical to steeply south dipping Lo Balta, Esmeralda, Hallazgo II and Quillayes structures and the steeply north dipping Marisol, Millenium, Lo Prat and Cantillana structures.

•                  Northeast trending structures (average orientation at Azimuth 042°), such as the steeply southeast dipping Farellón Tribuna and Polvorín structures.

•                  North trending structures, such as the steeply east dipping Pedro Valencia Occidental and Maquis Clavo 1 and II veins. These structures are parallel, or adjacent, to north trending normal faults which cut the earlier (east trending) veins.

Mineralization

Gold mineralization in the Alhué Mine area occurs as native gold and electrum (AuAg) associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein.

In general, mineralized structures are comprised of different parts, including:

•                  An inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by.

•                  Stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.

Drilling

During the past several months, geologists from Meridian have been working with Florida geologists and sampling of drill core is done such that the core is cut by a diamond dill hydraulic cutter, half of the core is sampled and sent for assays, and the other half is stored at the site. Sampling is done at a minimum of 0.2m and a maximum of 2.5m interval. In addition, face sampling of all underground workings is carried out by Florida personnel, with samples of the mineralized veins as well as the wall rocks.

The mineralized veins of the Alhué deposit have been explored by some 865 underground diamond drill holes. Systematic lithologic logging and sampling are carried out on all the mineralized intervals. In the past, the entire drill core was sampled for gold, silver, and zinc assays and only a representative sample, commonly approximately 10 cm to 15 cm, was retained for future reference. Currently, the drill core is split with a diamond drill core hydraulic cutter, half of it is sampled and sent for assays and the other half is stored at the site. The various veins of the deposit are developed by some 87,800 m of underground development including drifts, cross-cuts, and three adits for access to the underground workings.

Sample Preparation, Analysis and Security

The quality assurance procedures and assay protocols followed by Florida for underground sampling and drill core samples at the Alhué Mine are as follows:

•                  Samples are handled only by the Florida authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling.

•                  All the exploration drill core from underground drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the Acme Analytical Laboratories S.A. (Acme) in Chile, which has an International Certification.

•                  Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and resampling if required.

Sample preparation and assays for the production samples are carried out at the Alhué Mine laboratory. The procedures used at this laboratory, including the reagents and apparatus used for the fire assays, are similar to those used at many commercial laboratories. In particular, they include:

•                  Crushing the split sample to 10 mesh and grinding it to 200 mesh.

•                  Assays carried out on 20 g to 50 g subsamples.

•                  Cupelling after adding soda at 1,050° C.

•                  Determination of the gold and silver content by gravimetric finish.

Scott Wilson RPA audited the sample preparation, protocols, analysis and security in year 2006 and is of the opinion that assay quality assurance procedures at the Alhué Mine are in keeping with industry practice. Another audit was carried out in year 2007 and the report is until pending.

Data Verification

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Alhué Mine laboratory. These include:

•                  Internal check assays by the Alhué Mine laboratory, and external check assays performed at SGS La Serena, which is ISO 9001-2000 certified. The check assays are conducted independently by the exploration group, and the standard samples are prepared and certified by Geoanalítica Ltda. (Geoanalítica).

•                  Additional Florida check assays: Florida has sent forty (40) control standard samples for quality control.

•                  Check assay programme for waste material: A number of samples of waste material have been sent by Meridian to different laboratories in Chile to determine possible errors in sample preparation, in relation to cleaning and grinding.

•                  The analysis of the blanks shows no evidence or concerns with contamination in the sample preparation and assay procedure.

The Florida geologist also carries out QA/QC checks for the different standards and there is no bias between check assays on standards carried out at different laboratories. Scott Wilson RPA is of the opinion that the Alhué assay results are acceptable and suitable for estimation of mineral resources and mineral reserves (Audit Report, 2006).

Mineral Resources and Mineral Reserves

See “Technical Information — Summary of Mineral Reserve and Mineral Resource Estimates”.

Mineral Processing and Metallurgical Testing

At the process plant, the ore is crushed in three stages in closed circuit with vibrating screens. The crushed ore is fed to a ball mill where it is ground in closed circuit with a cyclone cluster. The cyclone overflow is then delivered to two identical flotation lines.

The flotation plant tailings are the final plant tailings and are pumped to the tailings facility. The flotation bulk concentrate is thickened and leached with NaCN (sodium cyanide) solution. The leached slurry is then sent to a thickener with the overflow containing the leached gold and silver and the underflow containing the sulphidic solids. The products of the leaching circuit are a pregnant solution, containing Au and Ag, and a thickened pulp containing the zinc sulphides. The warmed pregnant solution is pumped to four electrowinning (EW) cells where a Au and Ag sludge is deposited on the cathodes. The sludge is washed off, filtered and dried prior to being smelted into Doré metal in a furnace. The barren solution is sent to an INCO SO2/air cyanide destruction circuit. The filtered solids are fed to the zinc flotation circuit at a rate of 1,400 tonnes per month to produce a final zinc concentrate. The zinc concentrate is shipped to a refinery in Europe. Historical metallurical recoveries are approximately 80% for gold, 65% for silver and 52% for zinc.

The tailings pond is adjacent to the plant and at the current rate of operation the capacity for the tailings pond is sufficient for an additional 15 years.

Mining Operation

The Alhué Mine operates at the rate of approximately 1,200 tpd, 35,000 tonnes per month, 420,000 tonnes per year. The plan is to improve the production rate up to 2100 tpd in 2009.

Production in 2007 reached 424,526 tonnes milled, with an average grade of 5.6 g/t Au and 41 g/t Ag, which represent a daily rate production of 1,163 tpd. The average metallurgical recovery for gold and silver was 81% and 68% respectively. The total fines production reached 61,500 Oz Au and 377,500 Oz Ag.

The underground mining method is Sublevel Open Stoping. No backfill is required due the ground is very competent. Access to the underground workings is via a number of adits, ramps, cross-cuts and drifts. Trackless mining equipment is used exclusively underground. As the ground is very competent, it is require little support in waste development, and minor rock bolting and meshing in ore development headings. Ventilation raises and other mine openings provide the necessary underground ventilation, as well as emergency escape routes. Ore is hauled 8.2 km to the processing plant in 20-ton and 30-ton haul trucks.

Exploration and Development

Only few of Alhué’s veins have received significant amount of exploration in the past. Results of diamond drilling completed to date indicate that the trend of gold mineralization at the Alhué deposit continues along strike to the northwest. These include the Flor, Megia and Farellón Tribuna veins. Also 4 km to the north is the Quebrada Minas de Plata on the same trend.

At least two areas of gold mineralization are interpreted to be present some 10 km to 15 km southeast of the Alhué deposit. These include the El Membrillo and Chancon areas. At the moment it is carried out systematic exploration testing is being carried out in these areas.

Environmental

Considerable amount of data are available regarding the environmental status on the Alhué Project.  In the last 3 years, Florida has been involved in four major environmental projects. These include:

•                  Expansion of the current tailings, including the installation of a polyethylene liner at the bottom of the pond.

•                  Road construction and paving the road which goes through the town of El Asiento.

•                  Vegetation of an area adjacent to and south of El Asiento with palm trees.

•                  The expansion of the Alhué impoundment area.

All the environmental permits are in place and are in good standing, and that operations do not present unusual or significant impacts on the environment. Also, the mine has a positive socio-economic impact on the working population and on the Alhué Village.

Other Mineral Projects

San Andrés Mine

The San Andrés Mine is located in the Department of Copán in the interior highlands of western Honduras. It is approximately 150 kilometres from San Pedro Sula within the Municipality of La Union and approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The property lies in the Trifmio District, a 7,500 square kilometre area that straddles the borders between Honduras, El Salvador and Guatemala known for its gold, silver, antimony, copper, lead, zinc and iron resources.  The San Andrés Mine has been in operation since 1983, and has a well developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay laboratory, and on-site camp facilities for management, staff and contractors.  The San Andrés mineral deposits are mined by Yamana using the open pit method.

Since the acquisition of RNC by Yamana completed on February 28, 2006, MINOSA has continued to operate the mine as a wholly owned Honduran subsidiary of Yamana.  MINOSA holds mineral tenure to the San Andrés property pursuant to a gold and silver exploitation concession called “San Andrés” covering a total of 399.09 hectares about 4.0 square kilometres. All mining claims are granted for a period of 40 years with a later possible extension of an additional 20 years.  Terra Mining Inc. holds a net smelter return royalty (“NSR”) on the production at the San Andrés Project. The NSR is 1% on the first $20.0 million of annual revenue and 0.5% on all annual revenue in excess of $20 million, subject to a cumulative maximum payment of $1.5 million.  A net 1.0% royalty is required by law to be paid to the local municipality “La Union” on gross production revenues.  The government is currently reviewing the royalty and may increase it from 1% to 2% payable to “La Union” and an additional 0.5% to a social fund for affected municipalities.  As of December 31, 2007, the new mining law had not been passed and the royalty has remained the same.  However, Yamana has incorporated the proposed increase in the NSR in its estimation of mineral reserves and financial plans for the San Andrés Mine.

MINOSA has applied for additional concessions surrounding the mine, but these have not been granted yet pending the final resolution of the Honduran mining law. MINOSA is in a contractual agreement with a local Honduran company that holds another concession, La Fuente, giving MINOSA explicit exploration rights. The Honduran company has recently submitted a new application for this concession, which has not been granted yet, and as a result all exploration work outside of the San Andrés concession is on hold.

Except for the secondary crusher, the leach pads, and the ADR plant, all current facilities are located within the 399.09 hectare mining concession. Forty percent of the surface rights on the mining concession are held by Yamana through their purchase of the property from RNC.  A portion of the concession is government land whereby Yamana is provided access rights under the provisions of the mining concessions. Yamana, through MINOSA, privately owns the surface rights for the portion of the land occupied by the leach pads and the crusher facilities that are located outside the mining concession.  The surface rights for the area required for the expansion of the open-pit and for the expansion of the leach pads to process the new mineral reserves have been purchased. Negotiations with the local communities are in progress to purchase the additional surface rights required for expansion of the open pit.

Three styles of gold mineralization are present at San Andrés.  The highest grade gold mineralization is contained within banded quartz veins which have formed within the north-northwest trending extension fractures. These veins are associated with pyrite in the non-oxidized zone and hematite and goethite in the oxidized zone. Grades up to 17 g/t Au are reported. Gold also occurs within thinner quartz veins within a stockwork of fractures, generally within the hangingwall of the major fractures. Hydrothermal alteration is characterized by propylitization, argillization, and silicification.  The gold here is generally lower grade.  Yamana has implemented a study of the alteration to better define the overall character of the epithermal system and improve their understanding of the processes controlling the gold mineralization for their exploration and mineral resource evaluation programs.

Since Yamana’s acquisition of RNC, an aggressive exploration programme, using RC and diamond drilling and mapping and sampling of rock exposures in road cuts, has been carried out to better define the pit boundaries, test areas between the pits, and assess potential extensions of the mineralization in other areas of the mining lease. The core drilling in particular has generated new insight into the deposit geology and controls as well as extent of mineralization. Previous exploration was focused on the three principal pit areas (Water Tank Hill, which is depleted; East Ledge, currently being mined; and Twin Hills, where mining is proposed), however, recent drilling indicates that the gold mineralization system is much more extensive than previously recognized. Economically extractable gold mineralization is continuous between the East Ledge pit and the Twin Hills deposit and extends to the east, west, and south of these deposits.

Drilling by Yamana, which began in March 2006, has focused on better defining the limits of the mineralization around the East Ledge pit and testing the area between the East Ledge and Twin Hills zones. Drilling continued in the Central Mine Zone with an additional eight holes.

In 2007, Yamana drilled 56 RC holes totalling 8.800 metres, located on the east borders of East Ledge and Twin Hill and south Twin Hills. Yamana staff developed a review of the geological model and MCB Serviços e Mineração did the Resources and Reserves estimation.

The resources estimate procedure began with geological modelling review and database validation.  A grade estimation was done using ordinary kriging method. The classification of resources is based on two considerations. A resource class was defined by the search radius influence, but to be considered as a resource, a block must be inside a pit optimization simulation with gold price to $1,200/oz.

In estimating mineral reserves at San Andrés, the following assumptions were used: 45 degree pit slopes; a gold price of $575/oz; and a cutoff of 0.41 Au g/t for oxide material and 0.64 Au g/t for mixed material.  The potential mine is restricted by a cemetery area, waste dumps and environmental restriction areas.

In 2007, a total of 51,538 ounces of gold were produced from the San Andrés mine. Yamana intends to increase throughput and production at San Andrés through an expansion of the horizontal leach pads. The environmental license for this expansion has been received and Yamana is projecting production from San Andrés to be in the range of 75,000 to 100,000 ounces per year for at least a ten year mining life.

Fazenda Brasileiro Mine

The Fazenda Brasileiro property includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties.  It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador.  The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts.  One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential.  The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area.  The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares.  The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 184.500 hectares in area.

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation.  In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies.  Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process.  This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it.  This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling programme at the Fazenda Brasileiro Mine designed to upgrade the current probable mineral reserves to proven mineral reserves and replace mined mineral reserves and a deeper drilling programme designed to extend the mine’s underground mineral resources at depth and to the east.  Drilling has been focused on underground orebodies adjacent to the mine, underground orebodies at or near the level of existing mine workings and orebodies beneath the existing mine workings.  In 2007, Yamana had completed approximately 6,000 metres of drilling from 54 holes, which drilling was aimed at exploration and development at the Fazenda Brasileiro Mine, as well as near mine target evaluation.

In early June 2005, the Company announced the discovery of a new mineralized zone within the Fazenda Brasileiro mine in Bahia State, Brazil. The C-Quartz structure is continuing to be explored with a two-phase drilling programme.

Although exploration near the Fazenda Brasileiro Mine has included several targets and properties, the main focus of this exploration has been on the, E-Deep, Barrocas Oeste, Pinhões and Barracão properties. More recently, focus has also been on E 1200, a promising target below E-Deep.

A total of 87,969 ounces of gold were produced from Fazenda Brasileiro during 2007.  The Company anticipated processing lower grade ore at the Fazenda Brasileiro Mine prior to gaining access to higher grade ore bodies and areas beneath the existing mine workings for further drilling and exploration.  Mining of lower grade material continued throughout 2007.

For 2008, a total of 9 drill holes totalling 10,800 metres has been planned at the E-deep target, where the expectation is to find a higher grade ore body.

Yamana holds all the necessary environmental licenses to operate the Fazenda Brasileiro mine.

Rossi Property

The Rossi property is subject to a joint venture with Barrick Gold Company (“Barrick”). The joint venture has rights to 100% of the precious metal bearing ores on the Rossi property. Prior to November 18, 2003, all work on the property was carried out and funded by Barrick, pursuant to the joint venture agreement, effective as of September 9, 1998. The Rossi joint venture agreement created an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi material. Barrick’s proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square km claim block.

Barrick holds a 60% interest in the project.  Under the Rossi joint venture agreement, if the joint venture mines ore from Rossi, Barrick is required to process up to 1,000 tonnes per day at its nearby facilities; if the joint venture is terminated, Yamana holds the remaining 40% of interest and retains the right to process up to 500 tonnes per day of Rossi material at Barrick’s facilities, on a custom-milling basis.

During 2006, exploration was completed with a total of 36 underground core holes drilled totaling 4,319 m. Engineering studies and permitting were also performed in preparation for project startup. Exploration, during 2007, was limited to 18 surface reverse circulation drill holes (3,590 metres) mostly in or adjacent to the north end of the Dee Pit.

Contractor mobilization and surface facility construction commenced in June 2006, and underground mine development commenced in July 2006. The Dee Ramp was rehabilitated and extended with a total of 205 m of new excavation. Additional underground development work was completed on the project bringing total new advance for 2006 to 354 m (including the extension of the Dee Ramp).  During 2007, an additional 3,300 m of excavation were developed and 85,422 tonnes of ore were mined.  Commercial production was achieved at Rossi in April 2007.

The Company’s share (40%) of the full year’s production for 2007 was 11,477 ounces of gold.

Alumbrera Mine

The Alumbrera Mine is an open-pit copper/gold/molybdenum mine at Alumbrera, near Belen in north-western Argentina. It comprises a mining lease of 600 ha pursuant to the terms of a mining lease agreement providing for a 20 year mining lease granted to Minera Alumbrera Limited (“MMA”), by Yacimientos Mineros de Agua de Dionisio (“YAMD”) in April 1994 and amended in February 1997. The Alumbrera Mining Lease Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha.  Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and Yamana holds a 12.5% interest.

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

• an open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

• a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;

• a 202 km, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

• a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

• a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martìn, Rosario in the Province of Santa Fé.

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 metres by 3,000 metres rectangle (600 ha in size) approximately centred on the open-pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside the contract area. Because of the very limited area of mineral rights involved and the dominance of the area by the open-pit mine, further exploration work will be limited.  The operating life of the Alumbrera Mine is currently expected to extend until 2016.

Considering 12.5% for actual total Alumbrera reserves, Yamana holds 47,500,000 tonnes with 0.45 g/t Au grade, 0.38% copper grade and 0.013% for molybdenum, totaling 683,000 ounces for gold, 182,000 tonnes of copper and 6,200 tonnes of molybdenum.

Development and Advanced Exploration Projects

Agua Rica Project

Yamana owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina.  The Agua Rica deposit is a large, medium grade copper-molybdenum-gold porphyry ore body. Overall the mineralogy is relatively complex and highly variable, and as a result considerable effort has gone into the characterization of the orebody. This in turn had influence on the development plan for the mine and the metallurgy.

In late 2004, Northern Orion commissioned Hatch Ltd. to prepare a detailed update to the initial feasibility study to support development and financing of the project. This update focused on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after all necessary permits are obtained. The feasibility study update report illustrated the technical viability and financial strength of the project as of the date of the study. The project has been estimated to have a capital cost of $2,123 million and average life of mine total operating costs of $6.84 per tonne of ore milled.  Any future production from a mining operation at Agua Rica would be subject to a 3 percent “run of mine” royalty payable to the provincial Catamarca government. This equates to an approximate 2 per cent. net smelter royalty equivalent.

São Vicente Property

The São Vicente property is located in the extreme western portion of Mato Grosso State in West Central Brazil, very close to the Bolivian frontier and some 560 kilometres west-northwest of the capital city of Cuiaba. It is approximately 58 kilometres north of São Francisco. São Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.  Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones along the anticline flanks (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones. Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks.

The Company expects to produce in the range of 5,000 to 10,000 ounces of gold at São Vicente in 2008 and 55,000 to 65,000 ounces in 2009. The stand alone open pit mine plan estimates an initial mine life of 5.3 years at an average annual production of 57,000 ounces from an open pit gravity and heap leach operation.

Construction at São Vicente is on schedule and full completion is expected by the end of August 2008.

Yamana holds all the necessary environmental licenses to operate the São Vicente mine.

C1 Santa Luz

Located in the state of Bahia, Brazil, approximately 60 kilometres north of its Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine, C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day. Processing will be done through a conventional CIL floatation circuit. Average annual gold production is estimated at approximately 103,000 ounces. The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.  C1 Santa Luz project comprises seven concessions granted by DNPM, with total area of 5004.5 hectares.

The C1 Santa Luz Project gold deposits lie within the Rio Itapicuru Greenstone Belt (RIGB), a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age.  The gold deposits are structurally controlled and closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions.  The project contains a number of deposits, including C1, Antas 1, Antas 2, Antas 3, Mansinha and Mari.  The largest known deposit, C1-Antas 1, occurs in a continuous mineralised zone associated with a sill-like body of dacite-quartz breccia and carbonaceous-quartz breccia, striking northeast and dipping 35º to 55º northwest. Most of the gold mineralisation (approximately 80%) occurs in the quartz-breccia.

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz.  Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.  Yamana’s 2008 exploration programme will include these areas with the objective of adding further significant resources to the C1 Santa Luz project.

Based on the positive results of Yamana’s 2005 scoping study on the project, a feasibility study was commenced in 2006 aimed at assessing the development of the project as a stand alone mine, which study was completed in 2007.  As recommended in the feasibility study, an infill drill programme in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the Company is targeting to add at least 400,000 new reserve ounces to the current reserve base prior to the start of production.  At a minimum, this would add an additional three years of mine life. Approximately half of the resources are along strike and represent excellent potential to increase mine life by an additional three years. The additional three years is expected to reduce life of mine (LOM) cash costs.  In 2007, Yamana drilled approximately 31,023.90 metres in 258 DDH holes of infill drilling.

A substantial amount of studies were conducted to complete the Environmental Impact Study (“EIS”) for C1 Santa Luz.  The EIS was submitted for assessment by the CRA (Environmental Agency of Bahia State) and an application for the necessary environmental license was submitted in December 2007.  A public hearing is expected by June 2008, and the preliminary environmental license is expected to be issued in August 2008.  The construction license is expected by November 2008.

Ernesto

Ernesto is located half way between Pau-a-Pique and the São Francisco mine, 10 kilometres south of the Pontes e Lacerda city (45,000 inhabitants). Gold mineralization is associated with the Lavrinha refolded anticlinorium, a major structure that hosts several gold mineralized targets: Ernesto, Lavrinha, Japones and Nosde. Those targets are structurally related to two syncline structures (Ernesto and Pombinhas) that hosts three superposed gold mineralized traps: the lower, middle and upper traps.

The Lower Trap is related to low angle shear zone at the contact of Aguapeí metasediments with a tonalite stock, intrusive in volcano-sedimentary basement. It shows high grade gold mineralization associated to sericite, quartz veins and oxidized pyrite casts. The Middle Trap (conglomerate) is positioned 30 to 100 metres above the Lower Trap following a 20-metre width conglomerate layer and this mineralization is in the conglomerate and similar to São Vicente, consisting of flat quartz veins with a mix of oxidized and fresh pyrite and predominantly coarse gold which occurs frequently in outcrops and drill core. Upper Trap occurs at the top of the local pile of Aguapei sediments and is related to a decametric package of sericite schist with magnetite, quartz and pyrite alteration.

Exploration work in 2007, included approximately 4.295 metres of diamond drilling NQ size in 24 holes, and focused on to test a major target area in the Lower and Middle Trap of Ernesto target and to test the targets Cantina, Japones, Pombinhas and Serra Azul. Total drilling at the Ernesto project totals, 35.882 metres of diamond drilling in 216 holes.

The Ernesto mineral resource totals 358,500 ounces, consisting of 1,520,000 tonnes with 3.66 g/t Au totaling 178,900 ounces for indicated and 2,144 tonnes with 2.61 g/t Au totaling 179,600 ounces for inferred. The cutoff used is 1.0 g/t for Upper Trap (UT) and Middle Trap (MTS) and 1.5 g/t for Lower trap (LWR).

Pau-a-Pique

Pau-a-Pique target is located 35 kilometres in straight line south of Ernesto Project and cover an area of 875ha related to exploration claim DNPM-866.148/2003. The target exploration by Yamana was started on 2005 with detailed surface geological mapping and sampling. Gold mineralization in Pau-a-Pique is related to a second order shear zone developed in the contact between an older tonalite intrusion and the Upper Proterozoic Aguapei metasediments. Shear zone presents width ranging from few metres up to 15 metres striking northwest and dipping steeply to southwest. Enriched gold mineralized shoots within the shear were controlled by stretching lineation that plunges 30 to 45 degrees to northwest following the fold axis and consists mainly of sericite, quartz and variable amount of fresh pyrite (the predominant sulphyde), galena, chalcopyrite, magnetite, chlorite and albite. Gold content is clearly related to the content of pyrite that appears mainly as coarse, cubic, millimeter to centimeter casts overprinting the shear foliation. Gold is free fine gold occurring as inclusions in the pyrite casts as well as free particles in quartz veins and in pressure shadows of pyrite crystals. During 2006, the first exploratory drilling campaign was performed in the target and consisted of 8,100 metres of NQ size cores (47.6mm) in 25 holes covering a strike of 700 metres. Drill holes cut high grade intercepts of gold mineralization mainly at the north and south edges of the shear zone, close to the crosscutting regional faults.  During 2007, 7506 metres of diamond drilling was completed in 14 holes along a strike length of 800 metres.

Total drilling at Pau-a-Pique consists of 41 holes, or 15606 metres. The known mineralization now has dimensions of 580 metres of strike length by 700 metres of dip length with average widths of approximately five metres.  A scoping study has been commenced to look at the possibility of creating a central mill to exploit the Pau-a-Pique and Ernesto projects, which have similar metallurgy.

The Pau a Pique mineral resource totals 573,600 ounces consisting of 159,000 tonnes with 3.84 g/t Au totaling 19,600 ounces for Indicated and 3,384 tonnes with 5.09 g/t Au totaling 554,000 ounces for inferred. The cut off grade used was 1.0 g/t Au.

Esquel Project

The Esquel project is an advanced stage exploration gold project comprising 141,000 ha of land located in the Sierra de Esquel in southern Argentina.  The various properties comprising the Esquel gold project are classified as either ‘‘permits’’, ‘‘claims’’ or ‘‘mines’’ and are either owned outright by Minera Meridian Austral S.A. (“MED”) or through option contracts between MED and the direct owners.

On  July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote, owner of the Esquel gold project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine.

The Company continues to monitor the developments in the province of Chubut as it relates to mining and will evaluate the project on an on-going basis.

Jeronimo (Agua de la Falda)

Yamana holds a 56.7% controlling interest in Agua de la Falda (“ADLF”), which includes the Jeronimo Deposit.  Such interest was originally acquired by Meridian in 2006 from the Corporacion Nacional del Cobre de Chile (‘‘CODELCO’’), with whom Meridian initiated a strategic partnership.  ADLF’s properties, located 50 kilometres southeast of El Salvador in the Third Region of Northern Chile, encompass over 240 km and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the ADLF deposit.  Exploration and development work completed by previous owners, Homestake and Barrick, included at least 150 diamond drill holes that have delineated the manto that hosts the Jeronimo Deposit. A 3D geologic model completed with this drilling indicates potential for 12 to 18 million tonnes of mineralization with average grades of between 5 and 7 grams per tonne gold. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment. There is an existing scoping study on the property and as part of the agreement with Coldeco, Yamana will be required to prepare a pre-feasibility study of the Jeronimo Deposit. Considerable metallurgical test work was performed in 2007 with encouraging results.  Flotation in an inert atmosphere has been demonstrated by these tests to be technically feasible and has been scheduled for the first half of 2008 to focus on the most commercially viable downstream process option for the flotation concentrates.  Further results are expected by the end of the first half of 2008.

Mercedes

Mercedes is located approximately 75 km southeast of Magdalena de Kino in the state of Sonora, Mexico.  Curcurpe with a population of approximately 1,000, is the closest town and is located roughly, 15km northwest of Mercedes. Magdalena de Kino has a population of approximately, 25,000. Hermosillo, the state capital, is located 260 km southwest of Mercedes and has a population of over 700,000. The nearest feasible power grid is located at Magdalena de Kino. Water is available from local streams during the rainy season (February, July, August) and from wells on the property. Yamana controls an extensive area of mineral concessions and also has control over the surface rights which are under lease.  Mercedes is in an area that has an extensive mining tradition. Geologically, the area is mostly Tertiary aged volcanic flows, tuffs, and volcaniclastics and younger gravels derived from erosion of the volcanics.

Drilling results from the Klondike and Mercedes veins were announced by Yamana in the fourth quarter of 2007. These results showed that drilling has continued to expand the Klondike ore shoot, which has now been traced along a strike length of nearly 450 metres over a vertical range in excess of 220 metres.  Ore grades remain open at depth. The grades and widths of mineralization at Klondike suggest a significant portion of the ore shoot may be amenable to open pit development.

At Rey do Oro, six holes were completed to test down-dip extensions of gold-silver mineralization encountered during previous reverse circulation drilling.  Zones of silicification and stockwork veining ranging in width from 10 to 50 metres were insersected in all six holes, with assays in the 0.6 to 0.6 gpt-Au range.

Drill results, through the end of 2007, confirmed the presence of a zone of contiguous +2.0 g/t AuEq mineralization along an 1100-metre strike length of the Mercedes Vein zone, which encompasses the Corona de Oro, Centinela and Casa Blanca ore shoots. Gold-silver mineralization is contained within complex multi-stage epithermal low sulfidation quartz-carbonate vein, stockwork and breccia zones up to 15.0 metres in true width, hosted within a thick sequence of andesite flows and volcanic breccias.  Ore grade values have been intersected locally over a vertical range of up to 440 metres (720 to 1160 metre elevation). The drilling at Mercedes has also confirmed that the high-grade Corona de Oro shoot is still open both at depth and to the northwest along strike.  At year end, core drilling is continuing with three rigs exploring the northwest extension of the Mercedes vein.

A scoping study is on-going for the Mercedes vein that is expected to be completed by the end of the first quarter of 2008.  The work to date has become focused on an underground mine and CIP plant with capacity ranging from 2,000 tpd to 3,000 tpd.  Also, excavation of an exploration decline is planned to be initiated during the second quarter 2008, with the purpose of providing access for in-fill drilling, collecting bulk samples, and geotechnical studies. A feasibility study for Mercedes and Klondike is planned to be completed by the end of 2008.

Pilar de Goiás

The Pilar Exploration Project comprises 64,547 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State. The area covers part of Pilar de and Guarinos Belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1740 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.

Pilar and Guarinos Belts have similar volcano-sedimentary sequences of Crixas Greenstone Belt, where a 3M oz Serra Grande mine (Anglo Gold/Kinross) is located, and far about 20 kms west of Guarinos. The most explored areas are located in the southern portion of Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (JOT), a continuous gold anomalous northwest trend, extending for almost 8 kilometres.  Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.

The targets division is summarized as follows:

1.               JOT (Jordino-Ogó-Três Buracos): Most advanced, drill ready target.

2.               Pilar Reminder: Follow up target: Continuity of JOT trend to the north significant gold and Arsenic anomalies.

3.               Guarinos and Guarinos Reminder: Grassroots targets, significant stream sediments anomalies (color counts) and thick exhalative sequence.

Past exploration works were conducted by several companies (e.g. Mineradora Montita, BHP (Marex) and INCO/CNM) and consisted of stream and soil sampling programs, geophysical surveys with interpretation and re-processing data of PGBC (Brasil—Canada), INPUT, IP and some restricted ground geophysics, excavations including trenching and channel sampling, geological mapping, and restricted drilling campaigns totalling approximately 5,000 metres.

In July 2006, Yamana restarted the exploration works in the Pilar and Guarinos Greenstone Belts. In 2007 Yamana has focused drilling on the Três Buracos and Jordino targets. The Três Buracos target has excellent potential as an open pit, heap leach target.  Yamana’s drilling programme is targeted at outlining the JOT mineralization, testing continuation along the definition of high-grade ore shoots. The Três Buracos and Jordino targets are just two of several significant targets in the area which demonstrate the potential for entirely new high-grade gold discoveries.

Since September 2006 until December 2007, Yamana drilled 20,980 metres (diamond drilling) in Pilar Project, where 20,671 metres were carried out on the JOT targets (Jordino — Ogó — Tres Buracos). The line spacing for Jordino and Ogó was 200 x 200 m and for Tres Buracos 50 x 50 attending to a preliminary infill programme.

The geological model for JOT targets was developed by Yamana Staff and the resource estimate was developed for Snowden Mining Industry Consultants Inc from November 2007 to February 2008 totalling 972 k ounces.  The resources are estimated at different cut offs due to the fact that the focus for Jordino and Ogó is Underground and Tres Buracos is Open Pit.  The continuity between Tres Buracos and Ogo/Jordino was identified. In addition the mineralized level is open both along strike and down dip.

Bahia Gold Belt

The Bahia Gold Belt extends for approximately 155 kilometres on Yamana’s 141,580 hectare property and overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group form a series of north-south, elongated, mountain ranges. Conglomerate-hosted gold deposits — encompassing the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, that host the gold deposits of the Jacobina gold district, extend for approximately 40 kilometres in the southern part of the belt with many targets identified for followup: Canavieiras, Serra do Córrego, Morro do Vento and João Belo, which hosts the existing underground mine. In the northern part, work by Yamana has identified significant gold mineralization related to extensive strongly hydrothermally altered zones, which occur along the Pindobaçu fault system especially in the Pindobaçu area about 50 kilometres north of the town of Jacobina.

Guapore Gold Belt

Exploration work on the Guapore Gold Belt property that covers 450,000 hectares was expanded in 2006 to examine the regional potential of the belt which has a large number of gold deposits and occurrences along its almost 200 kilometres strike length. The Guapore basin formed in a major Proterozoic rift zone extending over 600 kilometres that was filled by sediments (conglomerates, sandstones and shales) which were then deformed and thrusted. Historic gold production in the belt in the 1800’s was 2.25 million ounces. Gold mineralization in the northern part of the belt is dominated by quartz veins in tight anticlines below relatively impermeable conglomerates (São Francisco and São Vicente). In the south part of the belt gold mineralization is dominated by disseminated gold in thick shear zones in tight synclines at or near the sediment/basement contact (Pau a Pique, Ernesto). In the central area there are a number of gold occurrences within the basement volcano-sedimentary rocks that have had little previous exploration beyond garimpeiro (free miner) activity.

Under the 2007 exploration program the Company began regional geochemistry surveys with sampling of stream sediments, HMC, soil and chip covering the property of Yamana. Old geological data from RTZ, Santa Elina and Echo Bay were digitalized and integrated in Gis. For this work two processed Landsat images and Ariel geophysical survey (Gamma and Mag) were used. The results of the work was that recognized old garimpos generated same targets: Caldeirão, Serra Azul, Torre, Guaporé-Sararé, Corrego Banhado and Borda Oeste.

In 2008 Yamana has been focusing on drilling Pau-a-Pique, Quarto Braço, Caldeirão and old target from RTZ called Guaporé targets (GP-03 to GP-07), plus further grass roots works along belt.

Amancaya

Amancaya is located 120 kilometres southwest of Yamana’s El Peñón mining operations in the Atacama Desert of northern Chile. The property, acquired in 2004 as part of a much larger land acquisition in the area, is host to a low sulphidation epithermal vein deposit that has been outlined along 1,200 metres of strike length and 250 metres of dip length.

Preliminary metallurgical test work, consisting of CN leach studies completed on 135 kilograms of composite sample made from drill cuttings, yielded gold and silver recoveries of 97 and 80 percent, respectively. There were no optimization studies completed with the metallurgical test work.

La Pepa

The La Pepa project lies within the prolific Maricunga Belt — a region in the Andean Cordillera of northern Chile containing abundant gold and silver prospects. Yamana took ownership of the project with the acquisition of Meridian. The Company is optimistic about its future producing potential given the similarity to the other large known deposits in the area namely, Refugio (Kinross), Cerro Casale (Barrick and Kinross), Marte — Lobo (Teck Cominco — Anglogold Ashanti) and El Volcan (Andina Resources).

Current exploration is focusing on delineating and infilling the Cavancha porphyry.  To date mineralization greater than 0.6 g/t Au has been outlined over an area of 400 metres by 200 metres and to a depth of 250 metres.  The ultimate objective is to outline a low grade, heap leachable porphyry gold deposit similar to Kinross’ Refugio mine located 40 kilometres to the south.

ITEM 5
DIVIDENDS

The Company paid its first quarterly dividend of $0.01 per common share on October 13, 2006, and has continued to pay a quarterly dividend of $0.01 per common share for each subsequent quarter to-date.

Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana.  However, payment of any future dividends paid by the Company will be at the discretion of Yamana’s board of directors after taking into account many factors, including Yamana’s  operating results, financial condition and current and anticipated cash needs.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of common shares and an unlimited number of first preference shares, Series 1 (the “Preference Shares”) of which there were 678,033,097 common shares and no Preference Shares issued and outstanding as of March 24, 2008.

Common Shares

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares.  Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to US$0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares.

ITEM 7
MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

The common shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and the LSE under the symbol “YAU”.  The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2007.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)

January 2007	16.08	13.33	74,973,040
February 2007	17.86	15.61	53,941,312
March 2007	17.21	14.86	84,368,568
April 2007	17.50	15.46	35,594,144
May 2007	16.24	13.80	42,134,608
June 2007	15.10	11.67	71,719,640
July 2007	13.52	11.64	91,920,624
August 2007	12.00	9.05	86,117,264
September 2007	13.25	11.35	304,482,432
October 2007	14.44	11.05	256,184,704
November 2007	14.55	12.12	154,349,792
December 2007	14.10	11.59	107,426,704

Warrants

The Company has three series of common share purchase warrants (Series A, B and C) listed on the TSX.  Series A trade under the symbol “YRI.WT.A” and are exercisable by the holders thereof for 0.6 of a common share per warrant until November 20, 2008.  Series B trade under the symbol “YRI.WT.B” and are exercisable by the holders thereof for 0.543 of a common share per warrant until May 29, 2008.  Series C trade under the symbol “YRI.WT.C” and are exercisable by the holders thereof for 0.543 of a common share per warrant until February 17, 2010.  See “General Development of the Business - Acquisitions and Dispositions — Acquisition of Desert Sun — Acquisition of Northern Orion”.

The following tables set forth information relating to the monthly trading of each of the three series warrants on the TSX for the fiscal year ended December 31, 2007(1).

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
Series A:

January 2007	7.39	5.76	1,111,554
February 2007	8.34	7.05	1,355,753
March 2007	8.10	6.70	915,454
April 2007	8.11	6.95	302,633
May 2007	7.39	5.92	1,104,334
June 2007	6.81	4.65	731,323
July 2007	5.75	4.72	432,832
August 2007	4.89	3.11	985,852
September 2007	5.53	4.43	665,110
October 2007	6.21	4.22	999,294
November 2007	6.25	4.88	825,168
December 2007	5.98	4.56	1,645,040

Series B:

October 2007	5.80	5.02	36,057
November 2007	5.89	4.80	1,029,240
December 2007	5.60	4.57	8,867,186

Series C:

October 2007	3.20	2.86	205,286
November 2007	3.25	2.10	533,626
December 2007	2.84	2.10	416,211

(1) Series B and Series C warrants commenced trading as securities of Yamana on October 18, 2007.

ITEM 8
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company.  All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	President, Chief Operating Officer and a Director (director since July 31, 2003)	President and Chief Operating Officer of the Company

Victor H. Bradley(1)(2)(4) Ontario, Canada	Director since February 7, 1995	Executive Deputy Chairman of Nevoro Inc.

Patrick J. Mars(1)(3)(4)(5) Ontario, Canada	Director since August 16, 2001(5)	President of P.J. Mars Investments Limited

Nigel Lees(1)(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of SAGE Gold Inc. and President of C.N. Lees Investments Limited

Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	President and Chief Executive Officer of Carpathian Gold Inc.

John Begeman(3) South Dakota, United States	Director since May 2, 2007	Chief Operating Officer of Zinifex Canada Inc.

Robert Horn(3) British Columbia, Canada	Director since October 16, 2007	Private Investor

Richard Graff(1) Colorado, United States	Director since October 16, 2007	Consultant

Carl Renzoni Ontario, Canada	Director since October 16, 2007	Private Investor

Charles Main Ontario, Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company

Greg McKnight Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development of the Company

Ludovico Costa São Paulo, Brazil	Senior Vice President, Operations	Senior Vice President, Operations of the Company

Darcy Marud Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company

Jacqueline Jones Ontario, Canada	Vice President, Legal, General Counsel and Corporate Secretary	Vice President, Legal, General Counsel and Corporate Secretary of the Company

Sofia Tsakos Ontario, Canada	Vice President, Corporate Counsel	Vice President, Corporate Counsel of the Company
Jodi Peake Ontario, Canada	Vice President, Public & Investor Relations	Vice President, Public & Investor Relations of the Company

Evandro Cintra São Paulo, Brazil	Vice President, Technical Services	Vice President, Technical Services of the Company

Ana Lucia Martins São Paulo, Brazil	Vice President, Safety, Health, Environmental and Community Relations	Vice President, Safety, Health, Environmental and Community Relations of the Company

Arão Portugal São Paulo, Brazil	Vice President, Administration	Vice President, Administration of the Company

(1)                                   Member of the Audit Committee.

(2)                                   Member of the Compensation Committee.

(3)                                   Member of the Sustainability Committee.

(4)                                   Member of the Corporate Governance and Nominating Committee.

(5)                                   Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

Peter Marrone — Chairman and Chief Executive Officer.  Mr. Marrone founded Yamana as President and Chief Executive Officer of Yamana in July 2003.  Mr. Marrone was appointed Chairman of Yamana in May 2007.  Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence.   Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.  Mr. Marrone sits on the boards of Vaaldiam Resources Ltd. and Aura Minerals Inc.

Antenor F. Silva — President and Chief Operating Officer.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003, and became President of Yamana in May 2007. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva  has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminium extrusion companies.  Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.  Mr. Silva also currently sits on the board of Vaaldiam Resources Ltd.

Victor H. Bradley — Director.  Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became non-executive Chairman of Yamana.  Mr. Bradley is currently the Executive Deputy Chairman of Nevoro Inc., the Chairman of AIM Resources Ltd., and also works as a mining consultant and sits on the board of Frontier Pacific Mining Corporation, Castillian Resources Corp., Nortec Ventures Ltd. and Osisko Exploration Ltée.  Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry.  For 30 of those years, Mr. Bradley held senior financial and management positions with a wide range of mining and exploration companies.

Patrick J. Mars — Director.  Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Auro Minerals Inc., the Chairman of SAGE Gold Inc. and also works as a mining consultant and serves as a director of several resource companies, including Central Sun Mining Inc., Endeavour Mining Capital Corp., Carpathian Gold Inc., and Selwyn Resources Ltd.  During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).  Mr. Mars is a Chartered Financial Analyst with over 40 years experience in the finance industry.

Nigel Lees — Director.  Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company.  Mr. Lees was also President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002.  Mr. Lees is also a director of URSA Major Minerals Incorporated and of Hawk Uranium Inc., which are TSX Venture Exchange-listed mineral exploration companies.

Dino Titaro — Director.  Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX.  From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

John Begeman — Director.  Mr. Begeman is a mining engineer with over 30 years of mining experience. He is currently a director of Premier Goldmines Limited and the Chief Operating Officer of Zinifex Canada Inc. (formerly Wolfden Resources Inc.). Zinifex has several Canadian-Arctic based base metal projects that are in feasibility and environmental permitting stages. He has previously served as Vice President, Western Operations and Officer of Goldcorp Inc. Prior to his position as Vice President at Goldcorp, Mr Begeman held positions, as Mine Superintendent, Mine Manager, and General Manager of the Wharf Resources and Golden Reward Mines in the

environmentally sensitive Black Hills area of South Dakota. In his capacity as Vice President, Mr Begeman was also responsible for Goldcorp’s industrial minerals division, Saskatchewan Minerals, a large natural sodium sulphate producer, located in South-western Saskatchewan. Previous to his employment at Goldcorp, Mr Begeman held various engineering and management positions with Morrison Knudson Company in the contract mining operations group throughout the Western United States.

Richard Graff — Director.  Mr. Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors of Dynamic Materials Corporation.

Robert Horn — Director.  Mr. Robert Horn previously served as a Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 30 years’ experience in the mining industry. He received his B.Sc. (Honours) in Geology at the University of Exeter and his M.Sc. in Geology at University College London. He currently serves on the board of directors of Skye Resources Inc.

Carl Renzoni — Director.  Mr. Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years’ experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp., and he previously served on the board of Peru Copper Inc.

Charles B. Main — Senior Vice President, Finance and Chief Financial Officer.  Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 20 years of experience in the finance and mining industries.  Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation, Vice President of Normandy Mining Limited and Chief Financial Officer and a director of Banff Resources Ltd. from March 2000 until July 2003, and was Vice President, Finance with TVX Gold Inc. from 1999 to 2000, which company was acquired by Kinross Gold Corporation in 2003.  Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants.  Mr. Main holds a Bachelor of Commerce degree from McGill University.

Greg McKnight — Senior Vice President, Business Development.  Greg McKnight joined Yamana as Vice President, Business Development in February 2004.  Mr. McKnight has approximately 15 years of investment banking and corporate experience during which he has focused almost entirely on the mining sector.  Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation, a position he held since December 2001.  From 1997 through 2001, Mr. McKnight held the position of Director, Investment Banking Mining at TD Securities Inc. and HSBC Securities Inc. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the transaction and raising the equity for Yamana that enabled the Company to complete the acquisition of substantially all of the Brazilian mining assets that it currently owns.  Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Ludovico Costa — Senior Vice President, Operations.  Mr. Costa has many years of management experience in the mining industry and is currently Senior Vice President, Operations of Yamana since October 2007. He was previously Vice President, Operations from May 2007, and was Director of Operations from March 2006.  Prior to this, Mr Costa was in the strategic planning division of Companhia Vale do Rio Doce, a public mining company listed on the New York Stock Exchange, the São Paulo Stock Exchange and on the Madrid Stock Exchange, from November 2003 to March 2006.  From November 2000 until November 2003, Mr Costa was Safety Advisor at Rio Tinto plc, a public mining company listed the London Stock Exchange and the New York Stock Exchange.  Mr Costa completed an international secondment of three years to England, as well completing courses at Harvard Business School in the United States and McGill University in Canada.

Darcy Marud — Senior Vice President, Exploration.  Darcy Marud joined Yamana as Senior Vice President, Exploration in October 2007.  Prior to that, he held the position of Vice-President of Exploration for Meridian Gold Inc. since 2004, and the position of exploration manager for South America in 1997.  Mr. Marud has a combined 21 years of experience as a gold exploration geologist in the Americas with companies such as Homestake Mining Company, FMC Gold Company and Meridian Gold Inc.

Jacqueline Jones — Vice President, Legal, General Counsel and Corporate Secretary.  Ms. Jones joined Yamana as General Counsel in May 2005 and became a Vice President in December 2006.  Prior to joining Yamana, Ms. Jones held the position of Counsel — Securities at Nortel Networks from July 1999 to January 2005.  Prior to that time, Ms. Jones articled, and was an associate, at the law firm Smith, Lyons from 1993 to 1999 where she worked in the securities law department. Ms. Jones holds a Bachelor of Arts from Dartmouth College and a Juris Doctorate from Columbia University School of Law.  She is called to the bar in the Province of Ontario, the District of Columbia, and the State of New York.  Ms. Jones is a member of The Law Society of Upper Canada, the American Bar Association, the New York Bar Association and the District of Columbia Bar Association, and is a member of the Rocky Mountain Law Federation.

Sofia Tsakos — Vice President, Corporate Counsel.  Ms. Tsakos joined Yamana in December 2007. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. Between the years 2001 and 2006 Ms. Tsakos was an associate at Goodman and Carr LLP.  Ms. Tsakos holds an Honours Bachelor of Arts Degree from the University of Toronto in Economics and Political Science, a Masters in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Law also from the University of Windsor.

Jodi Peake — Vice President, Public and Investor Relations.  Ms. Peake joined Yamana in May 2007 with over 14 years of investor relations and corporate communications experience.  Prior to joining Yamana, Ms. Peake was Vice President, Investor Relations for Tiberon Minerals Ltd.  Ms. Peake has also held senior investor relations and communications roles in the mining, oil and gas, financial services and pharmaceutical industries.  Ms. Peake is a graduate of the University of Calgary.

Evandro Cintra — Vice President, Technical Services.  Mr. Cintra has more than 20 years of exploration and ore reserves experience in the gold mining industry and is currently Vice President, Technical Services of Yamana. Prior to assuming this position, he was Exploration Director and Vice President, Exploration of Yamana from 2003 to October of 2007. From 1986 to 2003 he worked for Mineração Santa Elina and Echo Bay Mines in exploration, operation and ore reserves management. Mr. Cintra holds a PHD in Geology and a title of Professional Geoscientist in accordance with the Association of Professional Geoscientists of Ontario.

Arão Portugal — Vice President, Administration.  Mr. Portugal has many years of management experience in the mining industry and is current Vice President, Administration of Yamana. Prior to such time, Mr Portugal spent over twenty five years working for a large Brazilian mining company, Cia Vale do Rio Doce (CVRD), where he gained invaluable experience as a Maintenance Supervisor, Head of Maintenance Department, a Maintenance Division Manager, a Raw Material and Logistic Division Manager, Administrator, Senior Analyst, Institutional Manager and a Supply Chain General Manager. He joined Mineração Fazenda Brasileiro and Yamana Desenvolvimento Mineral S.A., subsidiaries of Yamana, in July of 2003 as General Manager and Director prior to assuming his current position. Mr. Portugal completed a Business Administration degree and Post Graduate studies in International Business in Vitória, Espirito Santo, Brazil and a Master Certification in MBA Supply Chain Management in São Paulo, Brazil.

Ana Lucia Martins - Vice President, Safety, Health, Environment and Communities Relations.  Ms. Martins has 18 years of environmental management experience in the gold mining industry and is currently Vice President, Safety, Health, Environment and Communities Relation of Yamana. Prior to assuming this position, she was SHEC Director of Yamana from 2006 to July of 2007 and Environmental Manager of Yamana from to 2003 to 2005. From 1994 to 2003 worked for   Mineração Santa Elina and Echo Bay Mines in environmental management, licensing, environmental impact studies, due diligences, reclamation projects, feasibility studies and acid rock drainage tests. Ms. Martins completed an Agricultural Engineering degree in Universidade de São Paulo, Brazil, with expertise in environment. During your professional life gained experience visiting mines in Brazil, Canada, USA, Argentina, Chile and Honduras.

As of March 24, 2008, the directors and executive officers of the Company, as a group, beneficially owned,

directly or indirectly, or exercised control or direction over approximately 2,539,650 common shares, representing approximately 0.37% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)                                   was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)                                  was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a corporate reorganization which has received shareholder approval but remains subject to completion.  Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003, which company is now insolvent and inactive.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)                                   is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)                                   any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, the Company was not during fiscal 2007, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defence to the claim has been filed and evidence in the case has been produced.  A judgement on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.  If the Company is not successful or is only partially successful in the defence, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2007, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2007.

ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material affect on the Company.

ITEM 12
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares and the warrant agent for the common share purchase warrants of the Company is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

ITEM 13
MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect, are set forth below.  Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

1.                                       Effective June 27, 2007, as amended July 13, 2007, Yamana entered into a binding letter agreement with Northern Orion in connection with its proposed acquisition of Northern Orion (the “Northern Orion Letter Agreement”).  The Northern Orion Letter Agreement set out the proposed share consideration, or share and cash consideration, for each common share of Northern Orion, and the treatment of all outstanding convertible securities of Northern Orion.  The terms of the letter agreement included proposed representations, warranties and covenants to be contained in a definitive agreement to be entered into in connection with the proposed transaction.  The terms of the Northern Orion Letter Agreement were superseded by the terms of the Northern Orion Business Combination Agreement (as defined below).

2.                                       Effective July 19, 2007, Yamana entered into a support agreement in connection with its acquisition of Northern Orion with each of the members of management of Northern Orion listed as party to such agreement (the “Northern Orion Support Agreement”), with respect to, among other things, the voting by each management party in favour of approving the business combination transaction and/or any matter that could reasonably be expected to facilitate it, and restricting the management parties from disposing of their voting securities, or securities convertible for voting securities, in Northern Orion prior to completion of the business combination.

3.                                       Effective July 19, 2007, Yamana entered into a business combination agreement with Northern Orion in connection with its acquisition of Northern Orion, as amended August 30, 2007 (the “Business Combination Agreement”), pursuant to which the parties agreement to complete a business combination by way of a plan of arrangement of Northern Orion under the provisions of the Business Corporations Act (British Columbia).  The consideration to be paid by Yamana under the terms of the Business Combination Agreement was 0.543 of a Yamana common share plus $0.001 in cash for each Northern Orion share acquired.  The Business Combination Agreement contains certain representations, warranties, covenants as well as provisions regarding a loan from Northern Orion to Yamana (which loan was terminated prior there being any advances made by Northern Orion to Yamana), non-solicitation and superior proposals, among others.  See “General Development of the Business — Significant Acquisitions in 2007 — Acquisition of Northern Orion.”

4.                                       Effective July 19, 2007, Yamana entered into a loan agreement with Northern Orion (the “Northern Orion Loan Agreement”), pursuant to which Northern Orion agreed to make one or more loans to Yamana pursuant to a non-revolving term loan facility in an aggregate principal amount not exceeding US$200,000,000.  The loans were only to be used by Yamana to pay the cash portion of the consideration payable by Yamana for the Meridian common shares taken up pursuant to Yamana’s offer to acquire Meridian.  The Northern Orion Loan Agreement was mutually terminated by Northern Orion and Yamana effective August 29, 2007, prior to any advances being made thereunder by Northern Orion.

5.                                       Effective September 10, 2007, Yamana entered into a credit agreement which established a revolving term credit facility in the amount of $300 million and a non-revolving term credit facility in the amount of $400 million in its favour.  The facilities mature in 2012 and are secured by a pledge of  the shares in certain material subsidiaries.  Prior to maturity the non-revolving term facility is repayable in quarterly installments.  Among other things the credit agreement contains restrictions on indebtedness and liens.

6.                                       Effective September 24, 2007, Yamana entered into a support agreement with Meridian, amended October 10, 2007 (the “Meridian Support Agreement”), under which the Meridian board of directors determined to co-operate with Yamana and take all reasonable action to support Yamana’s offer to acquire Meridian and to recommend acceptance of the offer.  Yamana agreed to, among other things, increase the consideration payable under its offer to 2.235 common shares and $7.00 in cash for each share of Meridian.  Certain conditions of the offer by Yamana were amended under the terms of the Meridian Support Agreement.  The agreement also set out terms on which Yamana would be entitled to nominate certain members of the Meridian Board and Meridian would be entitled to put forward certain nominees of Meridian to the Yamana board.  The agreement also contained certain representations, warranties and covenants as well as provisions regarding non-solicitation and superior proposals, among others.

7.                                       Effective November 21, 2007, Yamana entered into an arrangement agreement (the “Arrangement Agreement”) with Meridian and 6855237 Canada Inc. (a wholly owned subsidiary of Yamana), in connection with the subsequent acquisition transaction completed by Yamana, pursuant to a plan of arrangement under the provisions of the Canada Business Corporations Act, to acquire the remaining outstanding common shares of Meridian not acquired under Yamana’s take-over bid for Meridian.  The consideration paid by Yamana under the terms of the Arrangement Agreement was 2.235 common shares and $7.00 in cash for each share of Meridian.  The Arrangement Agreement contains certain representations, warranties and covenants of the parties, as well as the plan of arrangement approved by the Superior Court of Justice (Ontario), among other things.  The Arrangement Agreement terminated upon the completion of the arrangement.  See “General Development of the Business — Significant Acquisitions in 2007 — Acquisition of Meridian”.

ITEM 14
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors.  A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2007, the Audit Committee was comprised of four directors, all of whom were independent directors:  Victor H. Bradley (Chair), Patrick J. Mars, Nigel Lees and Richard Graff who was most recently appointed following the Company’s acquisition of Meridian Gold Inc.  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met six times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience

                Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Victor H. Bradley — Mr. Bradley is a Chartered Accountant and possesses over 40 years of experience in the minerals industry.  Mr. Bradley has held various senior financial positions with a wide range of mining and exploration companies.

Patrick J. Mars — Mr. Mars is a Chartered Financial Analyst and has extensive experience in the finance industry.  Mr. Mars previously served as the Chairman and a director of First Marathon Securities (UK) Ltd., prior to the company’s acquisition by National Bank of Canada, and subsequently served as a director of NBC Financial (UK) Ltd. following the acquisition.  From 1965 to 1994, Mr. Mars worked as a financial analyst and from 1981 through 1994 was President of Alfred Bunting/Bunting Warburg.  Mr. Mars is currently President of P.J. Mars Investments Limited, a private investment company, and also works a mining consultant and sits on the boards of various resource companies.  Mr. Mars holds a Bachelor of Commerce and a Masters of Business Administration.

Nigel Lees — Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  Mr. Lees previously worked as a research analyst for RBC Dominion Securities and has served on the audit committees of several public companies, including TVX Gold Inc. and Patricia Mining Corp., as well acting in the capacity of Chief Executive Officer to several publicly listed companies.  Mr. Lees is currently a member of the audit committee of Ursa Major Minerals Incorporated.

Richard Graff — Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.  Mr. Graff was previously the Chair of the audit committee of Meridian Gold Inc.

Pre-Approval Policies and Procedures

                                                The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

                                                The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2007 were $1,981,635 (December 31, 2006 —$1,836,510).  The audit fees relate to the audit of the consolidated financial statements of the Company, quarterly reviews of the Company’s interim financial statements statutory and regulatory filings and the assessment of the Company’s internal controls over financial reporting.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2007 were $859,729 (December 31, 2006 - $291,000). The audit-related fees relate to services provided with respect to the Company’s acquisitions during 2007 and filings performed in connection with the Company’s corporate transaction filings.

Tax Fees

There were no tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the years ended December 31, 2007 or December 31, 2006.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

ITEM 15

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s material mineral projects contained in this annual information form has been derived.  Please also refer to the notes to the mineral reserve and mineral resource estimates table set forth under “Technical Information - Summary of Mineral Reserve and Mineral Resource Estimates” in this annual information form for the qualified persons responsible for the mineral resource and mineral reserve estimates for each of the Company’s mineral projects.

1.                                      Chapada Mine – “Chapada Copper-Gold Project, Goiás State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 2008 prepared by Michael G. Hester, FAusIMM, of Independent Mining Consultants Inc.

2.                                      El Peñón Mine – “Technical Report on the El Peñón Mine, Chile Resource Audit” effective as of October 2007, dated February 11, 2008, prepared by James L. Pearson, P. Eng., Associate Mining Engineer, and David W. Rennie, P. Eng., Consulting Geological Engineer of Scott Wilson Roscoe Postle Associates Inc.

3.                                      Sao Francisco Mine – “Sao Francisco Mine – Serra da Borda Mineracao e Metalurgia (SBMM), National Instrument 43-101 Technical Report” dated February 2008, prepared by Rodrigo B. Mello, P. Geo., of NCL Brasil Ltda. and Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.

4.                                      Jacobina Mining Complex – “Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and Joao Belo Deposits, Jacobina Mine, Bahia State, Brazil” dated March 2008, prepared by Juan Pablo Gonzalez, MAusIMM, IIMCH, Senior Mining Engineer and Dr. Marcelo Godoy, MAusIMM, SME, IAMG, Senior Ore Reserves Analyst, of Golder Associates S.A.

5.                                      Gualcamayo Property – “Mineral Resource Update Gualcamayo Gold Project, San Juan Province, Argentina” dated March 2008, prepared by Ronald G. Simpson, P. Geo., of GeoSim Services Inc.; and “Technical Report on the Gualcamayo Property – San Juan Province, Argentina” dated August 20, 2007, prepared by Ronald G. Simpson, P. Geo., of GeoSim Services Inc., Renato Petter, Technical Services Manager, Yamana Gold Inc., Diane Lister, M.A.Sc., P. Eng., of Altura Consulting, and Jacqueline McAra, P. Eng., Project Manager, Annoush Ebrahimi, P. Eng., Senior Mining Engineer and M.A. de Ruijter, P. Eng., Senior Metallurgist, of Wardrop Engineering Inc.

6.                                      Minera Florida Mine – “Technical Report on the Alhue Gold Project of Minera Florida Limitada, Chile” as amended, January 17, 2007, prepared by Hrayr Agnerian, M. Sc. (Applied), P. Geo., and James L. Pearson, P. Eng., of Scott Wilson Roscoe Postle Associates Inc.

Each of the technical reports noted above are available on SEDAR at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business — Technical Information — Mineral Projects”.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above, or following the preparation of such reports, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2008.  Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2007.  Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
DATED AS OF DECEMBER 14, 2006

I.                                         PURPOSE

The Audit Committee shall provide assistance to the Board of Directors of Yamana Gold Inc. (the “Company”) in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors will report directly to the Audit Committee.  The Audit Committee’s primary duties and responsibilities are to:

•                                          Oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•                                          Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•                                        Review and appraise the audit activities of the Company’s independent auditors.

•                                        Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

II.                                     COMPOSITION

The Audit Committee shall be comprised of at least three directors.  Each Committee member shall be an “independent director” within the meaning of Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), as may be amended from time to time.  Pursuant to MI 52-110, a member will be considered “independent” if he has no direct or indirect, material relationship with the Company.  MI 52-110 sets forth certain relationships which deem one not to be independent.  In addition, the composition of the Audit Committee shall comply with the rules and regulations of the Toronto Stock Exchange and any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

In addition, a director shall not be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person” or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.  An “affiliated person” means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

All members shall, to the satisfaction of the Board of Directors, be financially literate in accordance with the requirements of the MI 52-110 (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements).  At least one member shall have accounting or related financial management expertise to qualify as a “financial expert”.  A person will qualify as “financial expert” if he or she possesses the following attributes:

1.                                       an understanding of financial statements and generally accepted accounting principles used by the Company to prepare its financial statements;

2.                                       an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.                                       experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.                                     an understanding of internal controls and procedures for financial reporting; and

5.                                     an understanding of audit committee functions.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall be resolution determine.

III.                                 RESPONSIBILITIES AND POWERS

Responsibilities and powers of the Audit Committee include:

•                                       Annual review and revision of this Charter as necessary with the approval of the Board of Directors provided that this Charter may be amended and restated from time to time without the approval of the Board of Directors to ensure that that the composition of the Audit Committee and the Responsibilities and Powers of the Audit Committee comply with applicable laws and stock exchange rules.

•                                        Making recommendations to the Board of Directors regarding the selection, the appointment, evaluation, fees and compensation and, if necessary, the replacement of the independent auditors, and assisting in resolving any disagreements between management and the independent auditors regarding financial reporting.

•                                       Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•                                       Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•                                     Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement.  Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•                                     Overseeing the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•                                       Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•                                           bookkeeping or other services related to the accounting records or financial statements of the Company;

•                                             financial information systems design and implementation;

•                                           appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•                                             actuarial services;

•                                             internal audit outsourcing services;

•                                             management functions or human resources;

•                                           broker or dealer, investment adviser or investment banking services;

•                                             legal services and expert services unrelated to the audit; and

•                                             any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•                                       Pre-approving all audit services, internal control related services and approving any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

•                                       Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•                                       Meeting quarterly with auditors in “in camera” sessions to discuss reasonableness of the financial reporting process, system of internal control, significant comments and recommendations and management’s performance.

•                                          Reviewing with management and the independent auditors:

•                                          the Company’s annual financial statements (and interim financial statements as applicable) and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

•                  management has reviewed the audited financial statements with the audit committee, including significant judgments affecting the financial statements

•                  the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•                  the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

•                                          Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

•                                          the Company’s internal controls report and the independent auditors’ certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•                                          Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•                                          Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

•                                          Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

•                                          Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•                                          Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and reviewing and discussing material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

•                                        Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•                                        Making inquires of management and the independent auditors to identify significant business, political, financial, litigation and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•                                          Assessing the overall process for identifying principal business, political, financial, litigation and control risks and providing its views on the effectiveness of this process to the Board.

•                                        Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

•                                        Obtaining reports from management, the Company’s independent auditors that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

•                                        Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

•                                        Ensuring adequate procedures are in place for review of the Company’s disclosure of financial information and assess the adequacy of these procedures at least once per year.

•                                       Reviewing of confirmation of compliance with the Company’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

•                                        Ensuring that the Company’s Annual Information Form and the Company’s Management Information Circular contains the disclosure as required by law, including that required by MI 52-110.

•                                       Reviewing with financial management and the independent auditors interim financial information, including interim financial statements, management discussion and analysis and financial press releases for the purpose of recommending approval by the Board of Directors prior to its release.

•                                       At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess auditors’ independence).

•                                       Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

•                                       Reviewing disclosure by management in the event that management deviates from existing approved policies and procedures which disclosure must also must be contained in financial reporting sub-certification forms.

•                                       Engaging independent counsel and other advisors, without seeking approval of the Board of Directors or management, if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties and setting and paying for any counsel or advisors employed by the Audit Committee for such purpose.  The Committee shall advise the Board of Directors and management of such engagement.

•                                       Discussing with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

•                                       Conducting special investigations, independent of the Board of Directors or management, relating to financial and non-financial related matters concerning the Company and/or any one or more of its directors, officers, employees, consultants and/or independent contractors, if determined by the Committee to be in the best interests of the Company and its Shareholders.  The Committee shall advise the Board of Directors with respect to the initiations of such investigations and shall periodically report any findings such investigation to the Board of Directors.

•                                       Reporting annually to the shareholders in the Company’s Annual Information Form on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.                                MEETINGS

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information.  Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate.  The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.